INTERIM REPORT

For the nine months ended
September 30, 2018

CONSOLIDATED BALANCE SHEETS
as at September 30, 2018 and December 31, 2017
(unaudited - US$ millions)

	Notes	September 30, 2018	December 31, 2017
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $19.3; December 31, 2017 – $77.8)	5, 19	1,715.2	2,368.4
Insurance contract receivables		5,275.1	4,686.9

Portfolio investments
Subsidiary cash and short term investments	5, 19	9,207.3	17,382.5
Bonds (cost $16,486.9; December 31, 2017 – $8,764.6)	5	16,476.7	9,164.1
Preferred stocks (cost $336.6; December 31, 2017 – $338.5)	5	306.6	296.8
Common stocks (cost $4,872.3; December 31, 2017 – $4,877.5)	5	4,742.6	4,838.7
Investments in associates (fair value $3,906.9; December 31, 2017 – $2,824.3)	5, 6	3,684.8	2,487.0
Derivatives and other invested assets (cost $860.1; December 31, 2017 – $641.0)	5, 7	475.1	255.4
Assets pledged for short sale and derivative obligations (cost $145.3; December 31, 2017 – $197.5)	5, 7	145.0	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 19	2,412.6	2,394.0
		37,450.7	37,013.2

Deferred premium acquisition costs		1,159.0	927.5
Recoverable from reinsurers (including recoverables on paid losses – $777.6; December 31, 2017 – $453.8)	8, 9	8,027.5	7,812.5
Deferred income taxes		362.2	380.8
Goodwill and intangible assets		5,757.1	6,072.5
Other assets		4,620.3	4,828.3
Total assets		64,367.1	64,090.1

Liabilities
Accounts payable and accrued liabilities		4,278.2	3,629.5
Income taxes payable		78.7	95.6
Short sale and derivative obligations (including at the holding company – $13.4; December 31, 2017 – $11.5)	5, 7	68.0	126.2
Funds withheld payable to reinsurers		828.9	850.2
Insurance contract liabilities	8	34,579.7	34,562.5
Borrowings – holding company and insurance and reinsurance companies	10	4,977.3	4,848.1
Borrowings – non-insurance companies	10	1,600.2	1,566.0
Total liabilities		46,411.0	45,678.1

Equity	11
Common shareholders’ equity		12,359.9	12,475.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		13,695.4	13,811.1
Non-controlling interests		4,260.7	4,600.9
Total equity		17,956.1	18,412.0
		64,367.1	64,090.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2018 and 2017
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2018	2017	2018	2017
Income
Gross premiums written	17	3,763.6	3,477.0	11,763.0	8,857.8
Net premiums written	17	2,960.8	2,779.2	9,376.7	7,268.1

Gross premiums earned		3,853.3	3,403.3	10,964.5	8,275.2
Premiums ceded to reinsurers		(788.5)	(643.6)	(2,158.0)	(1,396.1)
Net premiums earned	17	3,064.8	2,759.7	8,806.5	6,879.1
Interest and dividends		193.7	151.5	582.6	387.0
Share of profit of associates	6	63.9	55.1	126.9	131.8
Net gains on investments	5	41.2	1,100.5	917.2	1,287.2
Other revenue	17	1,077.4	840.5	3,144.6	2,218.0
		4,441.0	4,907.3	13,577.8	10,903.1
Expenses
Losses on claims, gross	8	2,655.4	3,842.1	7,185.9	6,871.7
Losses on claims ceded to reinsurers		(658.3)	(1,133.6)	(1,650.9)	(1,689.3)
Losses on claims, net	18	1,997.1	2,708.5	5,535.0	5,182.4
Operating expenses	18	581.9	564.0	1,825.0	1,419.6
Commissions, net	9	529.6	411.1	1,497.4	1,189.2
Interest expense		84.8	96.3	259.9	235.9
Other expenses	18	1,027.4	784.0	3,049.7	2,075.9
		4,220.8	4,563.9	12,167.0	10,103.0
Earnings before income taxes		220.2	343.4	1,410.8	800.1
Provision (recovery) for income taxes	13	71.0	(26.8)	139.7	42.0
Net earnings		149.2	370.2	1,271.1	758.1

Attributable to:
Shareholders of Fairfax		106.2	476.9	853.6	871.1
Non-controlling interests		43.0	(106.7)	417.5	(113.0)
		149.2	370.2	1,271.1	758.1

Net earnings per share	12	$3.46	$16.85	$29.74	$34.04
Net earnings per diluted share	12	$3.34	$16.42	$28.83	$33.13
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	27,419	27,636	27,566	24,619

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2018 and 2017
(unaudited – US$ millions)

	Third quarter		First nine months
	2018	2017	2018	2017

Net earnings	149.2	370.2	1,271.1	758.1

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(149.3)	153.3	(577.8)	388.5
Gains (losses) on hedge of net investment in Canadian subsidiaries	(36.2)	(57.7)	54.6	(105.1)
Gains on hedge of net investment in European operations	4.5	—	43.3	—
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(24.5)	62.8	(36.6)	101.8
	(205.5)	158.4	(516.5)	385.2
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	6.4	4.1	8.4	9.1

Other comprehensive income (loss), net of income taxes	(199.1)	162.5	(508.1)	394.3

Comprehensive income (loss)	(49.9)	532.7	763.0	1,152.4

Attributable to:
Shareholders of Fairfax	(10.2)	607.4	573.2	1,147.2
Non-controlling interests	(39.7)	(74.7)	189.8	5.2
	(49.9)	532.7	763.0	1,152.4

	Third quarter		First nine months
	2018	2017	2018	2017

Income tax (expense) recovery included in other comprehensive income

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(0.4)	(0.1)	1.0	9.0
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	2.3	(14.9)	3.5	(23.8)
	1.9	(15.0)	4.5	(14.8)
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	(1.2)	(1.4)	(1.6)	(3.3)

Total income tax (expense) recovery	0.7	(16.4)	2.9	(18.1)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2018 and 2017
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2018	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the period	—	—	—	—	853.6	—	853.6	—	853.6	417.5	1,271.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(354.8)	(354.8)	—	(354.8)	(223.0)	(577.8)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	54.6	54.6	—	54.6	—	54.6
Gains on hedge of net investment in European operations	—	—	—	—	—	43.3	43.3	—	43.3	—	43.3
Share of other comprehensive losses of associates, excluding net gains on defined benefit plans	—	—	—	—	—	(31.5)	(31.5)	—	(31.5)	(5.1)	(36.6)
Share of net gains on defined benefit plans of associates	—	—	—	—	—	8.0	8.0	—	8.0	0.4	8.4
Issuance of shares		—	29.2	(26.8)	—	—	2.4	—	2.4	—	2.4
Purchases and amortization	(33.5)	—	(169.8)	49.1	—	—	(154.2)	—	(154.2)	1.9	(152.3)
Excess of consideration over book value of common shares purchased for cancellation	—	—	—	—	(36.6)	—	(36.6)	—	(36.6)	—	(36.6)
Common share dividends	—	—	—	—	(283.2)	—	(283.2)	—	(283.2)	(155.2)	(438.4)
Preferred share dividends	—	—	—	—	(33.8)	—	(33.8)	—	(33.8)	—	(33.8)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	(5.2)	(5.2)
Other net changes in capitalization (note 15 and 16)	—	—	—	(11.8)	(181.2)	9.5	(183.5)	—	(183.5)	(371.5)	(555.0)
Balance as of September 30, 2018	6,868.1	3.8	(548.8)	205.0	6,366.8	(535.0)	12,359.9	1,335.5	13,695.4	4,260.7	17,956.1

Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the period	—	—	—	—	871.1	—	871.1	—	871.1	(113.0)	758.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	271.0	271.0	—	271.0	117.5	388.5
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(105.1)	(105.1)	—	(105.1)	—	(105.1)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	101.3	101.3	—	101.3	0.5	101.8
Share of net gains on defined benefit plans of associates	—	—	—	—	—	8.9	8.9	—	8.9	0.2	9.1
Issuance of shares	2,191.6		13.0	(12.7)	—	—	2,191.9	—	2,191.9	—	2,191.9
Purchases and amortization	—		(129.9)	34.9	—	—	(95.0)	—	(95.0)	2.4	(92.6)
Common share dividends	—	—	—	—	(237.4)	—	(237.4)	—	(237.4)	(60.1)	(297.5)
Preferred share dividends	—	—	—	—	(33.1)	—	(33.1)	—	(33.1)	—	(33.1)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	2,438.2	2,438.2
Other net changes in capitalization	—	—	—	51.7	99.0	—	150.7	—	150.7	83.0	233.7
Balance as of September 30, 2017	6,942.4	3.8	(402.0)	180.7	5,155.8	(271.8)	11,608.9	1,335.5	12,944.4	4,468.7	17,413.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2018 and 2017
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2018	2017	2018	2017
Operating activities
Net earnings		149.2	370.2	1,271.1	758.1
Depreciation, amortization and impairment charges	18	95.8	82.6	258.3	196.8
Net bond discount amortization		(36.4)	(14.6)	(96.0)	(31.1)
Amortization of share-based payment awards		17.3	11.9	49.1	34.9
Share of profit of associates		(63.9)	(55.1)	(126.9)	(131.8)
Deferred income taxes	13	5.2	(53.1)	23.1	(61.6)
Net gains on investments	5	(41.2)	(1,100.5)	(917.2)	(1,287.2)
Loss on repurchase of long term debt	10	—	—	58.9	2.6
Net (purchases) sales of investments classified at FVTPL	19	663.4	1,996.8	(1,231.0)	3,717.2
Changes in operating assets and liabilities		530.7	653.0	(224.2)	127.7
Cash provided by (used in) operating activities		1,320.1	1,891.2	(934.8)	3,325.6

Investing activities
Sales of investments in associates	6	49.4	911.5	174.0	978.8
Purchases of investments in associates	6	(287.4)	(409.9)	(455.4)	(999.8)
Net purchases of premises and equipment and intangible assets		(78.6)	(78.3)	(212.4)	(224.5)
Purchases of subsidiaries, net of cash acquired	15	(18.4)	(1,002.8)	(157.0)	(1,034.8)
Sale of subsidiary, net of cash divested		—	—	71.4	—
Increase in restricted cash for purchase of associate		—	(162.0)	—	(162.0)
De-consolidation of subsidiary	15	—	—	(67.7)	—
Cash used in investing activities		(335.0)	(741.5)	(647.1)	(1,442.3)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	1,490.7	—
Repayments		(5.1)	(3.6)	(1,296.6)	(26.8)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		—	409.4	605.5	454.0
Repayments		(15.4)	(5.1)	(651.7)	(248.0)
Net borrowings (repayments) to revolving credit facilities and short term loans		(151.6)	125.1	39.1	194.9
Decrease (increase) in restricted cash related to financing activities		151.8	(169.1)	132.1	(150.3)
Subordinate voting shares:	11
Purchases for treasury		(47.5)	(98.3)	(169.8)	(129.9)
Purchases for cancellation		(8.4)	—	(70.1)	—
Common share dividends		—	—	(283.2)	(237.4)
Preferred share dividends	11	(11.4)	(11.3)	(33.8)	(33.1)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	15	—	1,732.1	103.1	2,257.9
Purchases of non-controlling interests	15	(270.6)	(22.6)	(353.0)	(136.2)
Dividends paid to non-controlling interests		(17.8)	(6.4)	(155.2)	(60.1)
Cash provided by (used in) financing activities		(376.0)	1,950.2	(642.9)	1,885.0
Increase (decrease) in cash and cash equivalents		609.1	3,099.9	(2,224.8)	3,768.3
Cash and cash equivalents – beginning of period		5,070.8	4,967.6	7,935.0	4,219.1
Foreign currency translation		(81.1)	60.7	(111.4)	140.8
Cash and cash equivalents – end of period	19	5,598.8	8,128.2	5,598.8	8,128.2

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2018 and 2017
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 1, 2018.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2017, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
Investments
Investments include cash and cash equivalents, short term investments, equity instruments, bonds, short sales, derivatives, investment property and investments in associates. Management determines the appropriate classifications of investments at their acquisition date.
Classification
Short term investments, bonds, preferred stocks, common stocks, short sales and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is only incidental to the company’s business model of maximizing total investment return on a fair value basis.
Recognition and measurement
The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell an asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded within interest and dividends in the consolidated statement of earnings.
Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent dividends received on holdings of common stocks and preferred stocks, and interest income on short term investments and bonds calculated using the effective interest method, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.
Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.
An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.
Short term investments are debt instruments with maturity dates between three months and twelve months when purchased.
Bonds are debt instruments with maturity dates greater than twelve months when purchased.

Short sales represent obligations to deliver securities which were not owned at the time of sale. Short sales are typically made in anticipation of a decline in the market value of a security or for risk management purposes. Such transactions are classified as financial liabilities at FVTPL.
Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.
The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.
The fair value of derivatives in a gain position is presented on the consolidated balance sheet within holding company cash and investments or within portfolio investments, as derivatives and other invested assets. The fair value of derivatives in a loss position and short sales are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives and short sales are recorded as net gains (losses) on investments in the consolidated statement of earnings.
Cash received from counterparties as collateral for derivative contracts is recognized in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.
Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for short sale and derivative obligations.
Hedging
At the inception of a hedge transaction the company documents the economic relationship between the hedged items and hedging instruments, as well as its risk management objective and strategy for undertaking the hedge.
Net investment hedge - The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income, and recycled from accumulated other comprehensive income to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate.
Other revenue
Other revenue is primarily comprised of revenue earned by the non-insurance companies in the Other reporting segment. Revenue from restaurant and retail sales is recognized, and payment received, when the company provides goods to the customer. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated among the performance obligations based on their individual selling prices.
Other expenses
Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies in the Other reporting segment.
Other assets
Other assets primarily consist of inventories, sales receivables and investment properties of the non-insurance companies that comprise the Other reporting segment, premises and equipment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.
Accounts payable and accrued liabilities
Accounts payable and accrued liabilities primarily consist of trade payables of the non-insurance companies that comprise the Other reporting segment, accrued amounts for salaries and employee benefits, rent and facilities costs, interest expense, legal fees, and other administrative costs, and payables for securities purchased but not yet settled. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings
Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.
New accounting pronouncements adopted in 2018
The company adopted the following new standards and amendments, effective January 1, 2018.
IFRS 9 Financial Instruments ("IFRS 9")
The complete version of IFRS 9 supersedes the 2010 version of IFRS 9 ("IFRS 9 (2010)") previously applied by the company. IFRS 9 includes requirements for the classification and measurement of financial assets and financial liabilities, an expected credit loss model for financial assets measured at amortized cost or fair value through other comprehensive income, and new hedge accounting guidance. The company determined that its classifications of financial assets and financial liabilities, and its hedge of net investment in Canadian subsidiaries, remain unchanged under IFRS 9 from those under IFRS 9 (2010). Equity investments and derivative assets and liabilities continue to be mandatorily classified at FVTPL, debt investments continue to be classified at FVTPL due to the company's business model for their management, and financial liabilities and non-insurance receivables and payables continue to be classified as amortized cost. IFRS 9 was adopted in accordance with its retrospective transition provisions without restatement of comparative periods. Adoption of IFRS 9 did not have a significant impact on the company's consolidated financial statements.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
IFRS 15 introduces a single model for recognizing revenue from contracts with customers that replaces the previous revenue recognition guidance in IAS 18 Revenue ("IAS 18") and various related standards and interpretations. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company’s non-insurance companies. IFRS 15 was adopted in accordance with its modified retrospective transition provisions, which do not require comparative periods to be restated. Adoption of IFRS 15 did not have a significant impact on the company's consolidated financial statements, except with respect to certain of Thomas Cook India's travel related businesses which were previously reported on an agency basis under IAS 18, and are now reported on a principal basis under IFRS 15. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales, with no impact on net earnings.
Foreign Currency Transactions and Advance Consideration ("IFRIC 22")
IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. Prospective adoption of IFRIC 22 did not have a significant impact on the company's consolidated financial statements.
Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
These narrow-scope amendments clarify the classification and measurement requirements of IFRS 2 Share-based Payment. Prospective adoption of the amendments did not have a significant impact on the company's consolidated financial statements.
New accounting pronouncements issued but not yet effective
IFRS 16 Leases ("IFRS 16")
In January 2016 the IASB issued IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application.
The company has undertaken a review of lease data at its operating companies in preparation for the adoption of IFRS 16 and is currently evaluating available accounting policy elections and enhancing its information systems to support IFRS 16 calculations. The company expects to apply the modified retrospective approach on initial application at January 1, 2019 whereby comparative information will not be restated. Instead, the cumulative effect of initially applying the standard will be recorded as an adjustment to opening equity.
Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
On February 7, 2018 the IASB issued amendments to IAS 19 Employee Benefits to clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment, curtailment or settlement occurs. The amendments are effective for the company's pension and post retirement plan amendments, curtailments or settlements occurring on or after January 1, 2019. The company does not expect to adopt the amendments early or that the amendments will have a significant impact on its consolidated financial statements.
Conceptual Framework for Financial Reporting ("Conceptual Framework")
On March 29, 2018 the IASB published a revised Conceptual Framework that includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. The revised Conceptual Framework does not constitute an accounting pronouncement and will not result in any immediate change to IFRS, but the IASB and IFRS Interpretations Committee will use it in setting future standards. The revised Conceptual Framework is effective for the company beginning on January 1, 2020 and will apply when developing an accounting policy for an issue not addressed by IFRS. The company is currently evaluating the impact of the revised Conceptual Framework on its consolidated financial statements and does not expect to adopt it in advance of its effective date.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2017.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified at FVTPL, except for investments in associates and other invested assets, and are shown in the table below:

	September 30, 2018	December 31, 2017
Holding company:
Cash and cash equivalents (note 19)	283.3	995.4
Short term investments	178.9	115.4
Bonds	399.9	380.9
Preferred stocks	2.4	2.8
Common stocks(1)	736.4	784.9
Derivatives (note 7)	95.0	11.2
	1,695.9	2,290.6
Assets pledged for short sale and derivative obligations:
Short term investments	19.3	77.8

	1,715.2	2,368.4
Short sale and derivative obligations (note 7)	(13.4)	(11.5)
	1,701.8	2,356.9
Portfolio investments:
Cash and cash equivalents (note 19)	5,629.5	7,384.1
Short term investments	3,577.8	9,998.4
Bonds	16,476.7	9,164.1
Preferred stocks	306.6	296.8
Common stocks(1)	4,742.6	4,838.7
Investments in associates (note 6)	3,684.8	2,487.0
Derivatives (note 7)	208.4	192.6
Other invested assets	266.7	62.8
	34,893.1	34,424.5
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	—	16.8
Short term investments	32.3	145.7
Bonds	112.7	32.2
	145.0	194.7

Fairfax India cash, portfolio investments and investments in associates	1,778.6	1,762.5
Fairfax Africa cash, portfolio investments and investments in associates	634.0	631.5
	2,412.6	2,394.0

	37,450.7	37,013.2
Short sale and derivative obligations (note 7)	(54.6)	(114.7)
	37,396.1	36,898.5

Total investments	39,097.9	39,255.4

(1)	Common stocks included investments in limited partnerships and other funds with carrying values of $2,118.5 and $153.7 at September 30, 2018 (December 31, 2017 - $1,903.7 and $90.9).

Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates were comprised as follows:

	Fairfax India		Fairfax Africa
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Cash and cash equivalents (note 19)	63.9	44.0	95.4	329.7
Short term investments	13.9	34.3	177.4	57.2
Bonds	610.1	694.2	92.6	19.4
Common stocks	138.9	40.5	2.2	4.9
Investments in associates (note 6)	951.8	949.5	264.6	219.8
Derivatives (note 7)	—	—	1.8	0.5
	1,778.6	1,762.5	634.0	631.5

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2018 bonds containing call and put features represented approximately $2,990.0 and $293.9 respectively (December 31, 2017 - $3,390.3 and $93.3) of the total fair value of bonds in the table below. The table below does not reflect the impact of $457.8 (December 31, 2017 - $1,693.8) notional amount of U.S. treasury bond forward contracts (described in note 7) that reduce the company's exposure to interest rate risk. The increase in the company's holdings of bonds due in 1 year or less and due after 1 year through 5 years was primarily due to the reinvestment of cash and short term investments into short-dated U.S. treasury bonds (net purchases of $7,092.9), Canadian government bonds (net purchases of $877.8) and U.S. corporate bonds (net purchases of $1,686.2), partially offset by sales of U.S. state and municipal bonds (net proceeds of $1,558.6).

	September 30, 2018		December 31, 2017
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	8,334.4	8,327.0	3,383.9	3,537.6
Due after 1 year through 5 years	7,304.7	7,461.4	3,540.7	3,720.2
Due after 5 years through 10 years	959.3	950.9	1,017.6	1,054.3
Due after 10 years	976.4	952.7	1,872.1	1,978.7
	17,574.8	17,692.0	9,814.3	10,290.8

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2018				December 31, 2017
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	6,072.1	6,072.1	—	—	8,770.0	8,770.0	—	—

Short term investments:
Canadian government	204.8	204.8	—	—	7.1	7.1	—	—
Canadian provincials	183.2	183.2	—	—	281.9	281.9	—	—
U.S. treasury	2,821.5	2,821.5	—	—	9,225.5	9,225.5	—	—
Other government	319.2	193.5	125.7	—	403.0	307.0	96.0	—
Corporate and other	470.9	—	300.1	170.8	511.3	—	466.3	45.0
	3,999.6	3,403.0	425.8	170.8	10,428.8	9,821.5	562.3	45.0
Bonds:
Canadian government	969.1	—	969.1	—	84.4	—	84.4	—
Canadian provincials	54.0	—	54.0	—	93.8	—	93.8	—
U.S. treasury	8,375.1	—	8,375.1	—	1,779.3	—	1,779.3	—
U.S. states and municipalities	641.9	—	641.9	—	2,452.1	—	2,452.1	—
Other government	1,570.2	—	1,570.2	—	1,799.4	—	1,799.4	—
Corporate and other	6,081.7	—	4,069.9	2,011.8	4,081.8	—	2,185.7	1,896.1
	17,692.0	—	15,680.2	2,011.8	10,290.8	—	8,394.7	1,896.1
Preferred stocks:
Canadian	215.5	—	9.9	205.6	240.7	—	11.3	229.4
U.S.	5.0	—	—	5.0	5.0	—	—	5.0
Other	88.5	1.3	0.3	86.9	53.9	1.5	3.6	48.8
	309.0	1.3	10.2	297.5	299.6	1.5	14.9	283.2
Common stocks:
Canadian	1,006.1	795.4	105.7	105.0	958.7	825.9	110.3	22.5
U.S.	1,471.9	366.1	51.5	1,054.3	1,583.3	474.8	66.9	1,041.6
Other funds	153.7	—	153.7	—	90.9	—	90.9	—
Other	2,988.4	1,085.5	361.4	1,541.5	3,036.1	1,713.7	415.1	907.3
	5,620.1	2,247.0	672.3	2,700.8	5,669.0	3,014.4	683.2	1,971.4

Derivatives and other invested assets	571.9	—	138.7	433.2	267.1	—	89.5	177.6

Short sale and derivative obligations	(68.0)	—	(67.7)	(0.3)	(126.2)	—	(126.2)	—

Holding company cash and investments and portfolio investments measured at fair value	34,196.7	11,723.4	16,859.5	5,613.8	35,599.1	21,607.4	9,618.4	4,373.3

	100.0%	34.3%	49.3%	16.4%	100.0%	60.7%	27.0%	12.3%

Investments in associates (note 6)(1)	5,704.8	2,755.9	41.2	2,907.7	4,629.3	2,004.3	45.3	2,579.7

(1)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no significant changes to the valuation techniques and processes used at September 30, 2018 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2017.
Certain limited partnerships are classified as Level 3 because of the observability of their net asset values or if they may not be liquidated or redeemed within three months. During the three and nine months ended September 30, 2018 and 2017, there were no significant transfers of financial instruments between Level 1 and Level 2. During the first nine months of 2018 a listed equity was transferred from Level 1 to Level 3 as the company is restricted from selling its holdings in that equity for a specified period. An illiquidity discount based on historical volatility (an unobservable key valuation input) was therefore applied to the traded market price of those holdings. During the first nine months of 2017, a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and a change in the observability of a key valuation input. Transfers between fair value hierarchy levels are considered effective from the beginning of the annual period in which the transfer is identified.
A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the nine months ended September 30 follows:

	2018
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	42.7	(9.7)	176.9	9.7	(68.5)	(19.8)	131.3
Purchases	321.5	46.0	324.7	2.6	1.5	284.2	980.5
Transfer into category	—	—	—	—	549.0	—	549.0
Sales and distributions	(68.0)	(20.2)	(243.9)	(4.0)	(3.6)	—	(339.7)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(54.7)	(1.8)	(4.0)	(3.6)	(7.4)	(9.1)	(80.6)
Balance - September 30	2,182.6	297.5	1,852.4	175.2	673.2	432.9	5,613.8

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	158.9	7.1	192.5	(2.5)	13.1	(13.7)	355.4
Purchases	415.2	234.2	171.9	0.2	16.8	75.9	914.2
Acquisition of subsidiaries	22.4	—	583.8	27.4	29.9	20.3	683.8
Transfer into category	384.0	—	—	—	—	—	384.0
Sales and distributions	(159.6)	(0.3)	(217.6)	—	(13.0)	—	(390.5)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	58.0	2.6	10.9	8.1	1.6	3.6	84.8
Balance - September 30	1,932.0	287.6	1,722.9	201.0	203.8	183.9	4,531.2

Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Third quarter
	2018						2017
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	44.1		27.1		71.2		34.1		55.2	89.3
Preferred stocks	5.1		1.3		6.4		—		5.3	5.3
Common stocks	35.5		(43.3)		(7.8)		41.8		51.3	93.1
	84.7		(14.9)		69.8		75.9		111.8	187.7
Derivatives:
Common stock and equity index short positions	(5.9)	(1)	100.1		94.2		(72.3)	(1)	17.8	(54.5)
Common stock and equity index long positions	39.1	(1)	(17.0)		22.1		(24.5)	(1)	44.7	20.2
Equity warrant forward contracts	75.4	(2)	(162.4)	(2)	(87.0)		—		—	—
Equity warrants and call options	(17.0)		8.0		(9.0)		6.1		6.8	12.9
CPI-linked derivatives	—		(1.8)		(1.8)		—		(19.3)	(19.3)
U.S. treasury bond forwards	(6.6)		25.6		19.0		(47.4)		47.0	(0.4)
Other	0.1		4.9	(2)	5.0		(0.4)		0.1	(0.3)
	85.1		(42.6)		42.5		(138.5)		97.1	(41.4)
Foreign currency net gains (losses) on:
Investing activities	6.6		(104.9)		(98.3)	(3)	4.3		(9.0)	(4.7)
Underwriting activities	15.1		—		15.1		(19.7)		—	(19.7)
Foreign currency contracts	(8.9)		1.1		(7.8)		44.9		(47.6)	(2.7)
	12.8		(103.8)		(91.0)		29.5		(56.6)	(27.1)

Gain on disposition of associates	17.6	(4)	—		17.6		981.4	(6)(7)	—	981.4

Other	(0.9)		3.2		2.3		(1.1)		1.0	(0.1)

Net gains (losses) on investments	199.3		(158.1)		41.2		947.2		153.3	1,100.5

	First nine months
	2018						2017
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	105.0		(267.7)		(162.7)		407.7		(123.9)		283.8
Preferred stocks	(21.9)		23.4		1.5		—		6.4		6.4
Common stocks	155.6		(62.1)		93.5		86.9	(8)	424.4	(8)	511.3
	238.7		(306.4)		(67.7)		494.6		306.9		801.5
Derivatives:
Common stock and equity index short positions	(4.7)	(1)	51.4		46.7		(344.4)	(1)	20.2		(324.2)
Common stock and equity index long positions	60.3	(1)	(22.5)		37.8		(33.4)	(1)	25.0		(8.4)
Equity warrant forward contracts	75.4	(2)	42.3	(2)	117.7		—		—		—
Equity warrants and call options	(15.1)		(22.2)		(37.3)		22.9		2.9		25.8
CPI-linked derivatives	—		(21.0)		(21.0)		—		(47.3)		(47.3)
U.S. treasury bond forwards	39.1		25.8		64.9		(191.1)		78.5		(112.6)
Other	0.1		23.6	(2)	23.7		(8.4)		8.0		(0.4)
	155.1		77.4		232.5		(554.4)		87.3		(467.1)
Foreign currency net gains (losses) on:
Investing activities	(34.6)		(184.5)		(219.1)	(3)	27.4		5.7		33.1
Underwriting activities	38.3		—		38.3		(61.2)		—		(61.2)
Foreign exchange forward contracts	(26.1)		34.0		7.9		26.9		(25.1)		1.8
	(22.4)		(150.5)		(172.9)		(6.9)		(19.4)		(26.3)

Gain on de-consolidation of subsidiary and disposition of associates	919.5	(4)(5)	—		919.5		981.4	(6)(7)	—		981.4

Other	(1.8)		7.6		5.8		(0.1)		(2.2)		(2.3)

Net gains (losses) on investments	1,289.1		(371.9)		917.2		914.6		372.6		1,287.2

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date, notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)	Includes the Seaspan forward contracts described in note 6.

(3)	Foreign currency losses on investing activities in the third quarter and first nine months of 2018 primarily reflected depreciation of the Indian rupee and the euro against the U.S. dollar.

(4)	During the third quarter of 2018 the company sold its equity accounted investment in Navacord Inc. for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn$22.7).

(5)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(6)
During the third quarter of 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was re-classified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5.

(7)
During the third quarter of 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3.

(8)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in EXCO Resources, Inc. ("EXCO") to 15.8% and 21.8% respectively and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on EXCO being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

6.	Investments in Associates
Investments in the equity of associates and joint arrangements were comprised as follows:

	September 30, 2018		December 31, 2017
	Fair value	Carrying value	Fair Value	Carrying value
Associates and joint arrangements:
Insurance and reinsurance(1)(2)	768.2	691.2	783.1	711.0
Non-insurance(3)(4)(5)(6)(7)(8)(9)(10)	3,138.7	2,993.6	2,041.2	1,776.0
	3,906.9	3,684.8	2,824.3	2,487.0
Fairfax India associates(11)	1,481.3	951.8	1,517.3	949.5
Fairfax Africa associates(12)(13)	316.6	264.6	287.7	219.8
	5,704.8	4,901.2	4,629.3	3,656.3

Insurance and reinsurance associates and joint arrangements

(1)
On January 9, 2018 the company increased its equity interest in Thai Re Public Company Limited ("Thai Re") to 47.1% through the acquisition of an additional 12.2% equity interest for cash consideration of $28.2 (910.5 million Thai baht). During the second quarter of 2018 Thai Re's recoverable amount was determined to be lower than its carrying value resulting in a non-cash impairment charge of $33.2 recognized in share of profit of associates in the consolidated statement of earnings.

(2)
On May 18, 2018 the company acquired a 50.0% equity interest in Onlia Holdings Inc. ("Onlia") for cash consideration of $9.7 (Cdn$12.4). During the third quarter of 2018 the company contributed an additional $4.7 (Cdn$6.1) to maintain its 50.0% equity interest and is committed to make additional contributions of approximately $8 (Cdn$11) prior to September 30, 2019 for the same purpose. Onlia, a newly formed Canadian insurance services group that will offer digital property and casualty insurance underwritten by Northbridge, is jointly controlled by the company and Achmea Holding B.V., a provider of financial services in the Netherlands.

Non-insurance associates and joint arrangements

(3)	On August 3, 2018 the company sold its equity interest in Navacord Inc., a Canadian insurance brokerage, for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn$22.7).

(4)	On July 26, 2018 Grivalia Properties invested an additional $17.5 (€15.0) in a joint arrangement to maintain its proportional shareholding.

(5)
During the third quarter of 2018 the carrying value of the company's investment in Astarta Holding N.V. (“Astarta”) exceeded its fair value as determined by the market price of Astarta shares. The company performed a value-in-use analysis to establish the recoverable amount of its investment in Astarta and recognized a non-cash impairment charge of $10.8 in share of profit of associates in the consolidated statement of earnings.

(6)
During the second quarter of 2018 three KWF LPs sold investment properties located in Dublin, Ireland. The company recognized its share of profit of $73.6 (€64.2) from the sale of the underlying investment properties in share of profit of associates in the consolidated statement of earnings. Subsequently, the three KWF LPs were liquidated and the company received final net distributions of $107.3 (€91.9) which reduced the carrying value of these KWF LPs to nil.

(7)
On February 14, 2018 the company invested $250.0 in securities of Seaspan Corporation ("Seaspan") comprised of 5.50% unsecured debentures due February 14, 2025 and warrants to purchase 38.5 million Class A common shares with an exercise price of $6.50 per share ("Tranche 1"). In March 2018 the company committed to invest, in January 2019, an additional $250.0 comprised of 5.50% unsecured debentures due 2026 and warrants to purchase 38.5 million Class A common shares with an exercise price of $6.50 per share ("Tranche 2"). On May 31, 2018 the company agreed to exercise the Tranche 1 warrants early and to exercise the Tranche 2 warrants immediately upon issuance in January 2019. In exchange, Seaspan agreed to issue to the company new 7-year warrants to purchase 25.0 million Class A common shares with an exercise price of $8.05 per share (the "$8.05 warrants") and to amend the terms of the Tranche 1 and Tranche 2 debentures such that the company may require Seaspan to repurchase some or all of the debentures prior to their maturity dates (collectively the "early exercise inducement"). Seaspan is a publicly listed independent charter owner and manager of containerships.

At initial recognition on February 14, 2018 the company’s consolidated balance sheet reflected the Tranche 1 debentures as bonds ($222.0) and the Tranche 1 warrants as an investment in associate ($28.0), as the Tranche 1 warrants had features of in-substance equity and provided significant influence by representing a potential voting interest in Seaspan of 22.4% at the transaction date (assuming all holders of Seaspan convertible securities, including the company, exercised their conversion options). On July 16, 2018 the company exercised the Tranche 1 warrants early and thereby acquired 38.5 million Class A common shares of Seaspan for $250.0 and received the $8.05 warrants. The company's commitments to purchase the Tranche 2 warrants and invest in the Tranche 2 debentures, and its right to receive the $8.05 warrants, (collectively the "Seaspan forward contracts"), as well as the company's Class A common shares and Tranche 1 warrants and debentures, were recorded in the consolidated balance sheet and consolidated statement of earnings as follows:

		September 30, 2018		Quarter ended September 30, 2018	Nine months ended September 30, 2018
Financial instrument	Balance sheet line	Carrying value	Fair value	Net gains (losses) on investments	Net gains (losses) on investments
Class A common shares(a)	Investments in associates	282.5	319.6	—	—
Tranche 1 debentures(b)	Bonds - corporate and other	242.6	242.6	(6.7)	18.8
Commitment to purchase Tranche 2 warrants(c)	Derivatives - equity warrant forward contracts	42.3	42.3	(71.2)	42.3
Commitment to purchase Tranche 2 debentures(d)	Derivatives - other	20.6	20.6	5.3	20.6
Right to receive $8.05 warrants(e)	Derivatives - equity warrant forward contracts	—	—	(15.8)	75.4
$8.05 warrants(e)	Derivatives - equity warrant contracts	55.4	55.4	(20.0)	(20.0)
		643.4	680.5	(108.4)	137.1

(a)
On July 16, 2018 the company exercised the Tranche 1 warrants and acquired 38.5 million Class A common shares of Seaspan for $250.0 which was added to the equity accounted carrying value of the Tranche 1 warrants ($28.8 at June 30, 2018). The company's equity interest in Seaspan at September 30, 2018 was 21.8%, which continues to be recorded under the equity method of accounting. As a result, common shareholders' equity at September 30, 2018 does not include an unrealized gain of $37.1 on the Class A common shares. In the third quarter and first nine months of 2018, share of profit of associates in the consolidated statement of earnings included share of profit of Seaspan of $7.2 and $8.7.

(b)
The unrealized gain of $18.8 in the first nine months of 2018 primarily reflected the change in fair value of the Tranche 1 debentures as a result of the early exercise inducement giving the company the ability to put the Tranche 1 debentures to Seaspan each year in the seven years subsequent to issuance. Previously the Tranche 1 debentures were payable only at maturity (seven years after issue).

(c)
The unrealized gain of $42.3 in the first nine months of 2018 reflected the intrinsic value of the 38.5 million Tranche 2 warrants ($70.3) less the expected cost to acquire those warrants on January 15, 2019 ($28.0). Intrinsic value was considered to be appropriate in the determination of fair value due to the short term nature of the Tranche 2 warrants, and was calculated as the difference between the fair value of a Seaspan Class A common share at September 30, 2018 ($8.33 per share) and the exercise price of the Tranche 2 warrants ($6.50 per share) multiplied by 38.5 million.

(d)
Net gains on investments in the third quarter and first nine months of 2018 included unrealized gains of $5.3 and $20.6 primarily related to the impact of the early exercise inducement on the company's commitment to purchase the Tranche 2 debentures. The early exercise inducement gave the company the ability to put the Tranche 2 debentures to Seaspan each year in the seven years subsequent to their issuance, whereas previously the Tranche 2 debentures were payable only at maturity (seven years after issue).

(e)
On July 16, 2018 the company received the $8.05 warrants in accordance with the early exercise inducement. Accordingly, the company derecognized its right to receive $8.05 warrants, which had depreciated by $15.8 in the third quarter of 2018 and appreciated by $75.4 in the first nine months of 2018, primarily as a result of fluctuations in the price of Seaspan Class A common shares.

The company's commitments (including those fulfilled) to invest in Seaspan are set out in the following table:

	Date	Total investment
Tranche 1 debentures	February 14, 2018	250.0
Class A common shares acquired through exercise of Tranche 1 warrants	July 16, 2018	250.0
Tranche 2 debentures and Tranche 2 warrants	January 15, 2019	250.0
Early exercise of Tranche 2 warrants	January 15, 2019	250.0
		1,000.0

(8)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(9)
During the first nine months of 2018 the company received distributions and dividends of $121.3 (2017 - $81.0) from its non-insurance associates and joint arrangements, inclusive of net distributions received from the liquidation of three KWF LPs as described in footnote (6) above.

(10)
On October 31, 2018 Arbor Memorial Services Inc. (“Arbor Memorial”) repurchased the company’s 43.4% equity interest for consideration of approximately $179 (Cdn$235), comprised of cash and newly issued preferred shares. In its consolidated financial reporting in the fourth quarter of 2018, the company will de-recognize its equity accounted interest in Arbor Memorial, record a pre-tax net realized gain on investment of approximately $112, and classify the new Arbor Memorial preferred shares at FVTPL.

Fairfax India associates

(11)	On May 16, 2018 Fairfax India acquired an additional 6.0% equity interest in Bangalore Airport for cash consideration of $67.4 (4.6 billion Indian rupees). See note 15.

Fairfax Africa associates

(12)
On September 28, 2018 Fairfax Africa invested $9.8 (139.4 million South African rand) to acquire a 35.0% equity interest in GroCapital Holdings Proprietary Limited, a newly established intermediate holding company that subsequently acquired a 99.8% equity interest in the South African Bank of Athens on October 4, 2018.

(13)
On January 31, 2018 AFGRI Holdings Proprietary Limited ("AFGRI") completed its previously announced rights issue. Fairfax Africa participated in the rights issue and acquired ordinary shares for cash consideration of $26.1 (311.2 million South African rand) to maintain its equity interest in AFGRI at 60.0%.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2018				December 31, 2017
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	—	—	—	—	52.6	0.4	—
Equity total return swaps – short positions	—	329.7	51.7	0.7	—	892.5	11.8	12.1
Equity total return swaps – long positions	—	464.1	8.1	28.4	—	697.8	17.8	15.6
Equity warrants and call options	122.8	556.9	112.4	—	65.2	615.3	77.6	—
Equity warrant forward contracts(1)	—	320.4	42.3	—	—	—	—	—
CPI-linked derivatives	674.6	115,343.9	11.8	—	678.4	117,254.6	39.6	—
U.S. treasury bond forwards	—	457.8	—	1.8	—	1,693.8	—	28.8
Foreign exchange forward contracts	—	—	58.2	36.9	—	—	57.1	69.7
Other derivatives(1)	—	—	20.7	0.2	—	—	—	—
Total			305.2	68.0			204.3	126.2

(1)	Includes the Seaspan forward contracts described in note 6.
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company may maintain short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the third quarter and first nine months of 2018 the company paid net cash of $5.9 and $4.7 (2017 - paid net cash of $72.3 and $344.4) in connection with the reset provisions and terminations of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2018 the company closed out $84.5 and $565.8 notional amount of its short equity and equity index total return swaps and recorded net losses on investments of $3.2 and $11.4 (inception-to-date realized losses of $49.2 and $248.2, of which $46.0 of losses were recognized in prior periods and $236.8 of losses were recognized in prior years).
At September 30, 2018 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $451.2 (December 31, 2017 - $706.3). During the third quarter and first nine months of 2018 the company received net cash of $39.1 and $60.3 (2017 - paid net cash of $24.5 and $33.4) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2018 the company closed out $132.0 and $452.9 notional amount of its long equity total return swaps and recorded net gains on investments of $6.2 and $19.5 (inception-to-date realized losses of $43.1 and realized gains of $16.5, of which $49.3 of losses were recognized in prior periods and $3.0 of losses were recognized in prior years).
At September 30, 2018 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $164.3 (December 31, 2017 - $272.5), comprised of collateral of $123.8 (December 31, 2017 - $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $40.5 (December 31, 2017 - $36.0) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2018 the company held CPI-linked derivative contracts with a fair value of $11.8 (December 31, 2017 - $39.6), notional amount of $115.3 billion (December 31, 2017 - $117.3 billion) and weighted average term until expiry of 3.9 years (December 31, 2017 - 4.6 years).

The company’s CPI-linked derivative contracts produced net unrealized losses of $1.8 and $21.0 in the third quarter and first nine months of 2018 (2017 - $19.3 and $47.3). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $457.8 at September 30, 2018 (December 31, 2017 - $1,693.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at September 30, 2018 consisted of cash of $5.1 and government securities of $25.7 (December 31, 2017 - $3.6 and $35.9). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2018. The company's exposure to counterparty risk and the manner in which it is managed are discussed further in note 16.
Hedge of net investment in European operations
On March 29, 2018 and May 18, 2018 the company completed offerings of €600.0 senior notes and €150.0 senior notes (a re-opening of the €600.0 senior notes) respectively and designated the principal amounts as a hedge of the company's net investments in European operations with a euro functional currency (see note 10).

8.	Insurance Contract Liabilities

	September 30, 2018			December 31, 2017
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	6,585.7	1,354.5	5,231.2	5,951.7	1,169.0	4,782.7
Provision for losses and loss adjustment expenses	27,994.0	5,895.4	22,098.6	28,610.8	6,189.7	22,421.1
Insurance contract liabilities	34,579.7	7,249.9	27,329.8	34,562.5	7,358.7	27,203.8

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2018	2017
Provision for losses and loss adjustment expenses – January 1	28,610.8	19,481.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(164.8)	(187.9)
Losses and expenses for claims occurring in the current year	7,351.0	7,058.8
Paid on claims occurring during:
the current year	(1,391.4)	(1,160.6)
the prior years	(5,848.6)	(4,203.8)
Acquisitions of subsidiaries	11.4	7,374.7
Foreign exchange effect and other	(574.4)	456.6
Provision for losses and loss adjustment expenses – September 30	27,994.0	28,819.6

Subsequent to September 30, 2018
RiverStone (UK) loss portfolio transfer
Effective October 1, 2018 a portfolio of business comprised of UK employers’ liability and public liability policies written by a UK insurer prior to 2001 was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer between January 1, 2002 and December 31, 2014 were reinsured into RiverStone (UK).  The combination of the two transactions, which will be reflected in the company's consolidated financial reporting in the fourth quarter of 2018, resulted in RiverStone (UK) assuming approximately $562 of net insurance contract liabilities based on current reserve estimates and receiving cash consideration of approximately $645.

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2018			December 31, 2017
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	5,920.2	(24.8)	5,895.4	6,216.2	(26.5)	6,189.7
Reinsurers’ share of paid losses	916.2	(138.6)	777.6	593.7	(139.9)	453.8
Provision for unearned premiums	1,354.5	—	1,354.5	1,169.0	—	1,169.0
	8,190.9	(163.4)	8,027.5	7,978.9	(166.4)	7,812.5
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2018 is commission income earned on premiums ceded to reinsurers of $165.1 and $416.3 (2017 - $114.6 and $234.0).

10.	Borrowings

	September 30, 2018			December 31, 2017
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	4,019.2	3,983.9	4,130.0	3,492.0	3,475.1	3,723.5
Insurance and reinsurance companies	980.0	993.4	980.6	1,336.8	1,373.0	1,386.9
Non-insurance companies(3)	1,606.0	1,600.2	1,604.4	1,568.1	1,566.0	1,566.1
Total borrowings	6,605.2	6,577.5	6,715.0	6,396.9	6,414.1	6,676.5

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On September 7, 2018 Fairfax Africa entered into a $90.0 secured, floating rate revolving demand credit facility with a syndicate of lenders that matures on September 7, 2019. There were no amounts drawn on the credit facility as at September 30, 2018.
On August 29, 2018 Fairfax Africa repaid its $150.0 term loan due August 31, 2018 with the proceeds from the release of that term loan's cash collateral.
On June 28, 2018 Fairfax India replaced its $400.0 principal amount, one-year floating rate term loan due July 10, 2018 with a $550.0 principal amount, one-year floating rate syndicated term loan due June 28, 2019 (with a one year extension option).
On June 15, 2018 the company redeemed all of its $500.0 principal amount of 5.80% senior notes due May 15, 2021 for cash consideration of $538.8 including accrued interest, and recognized a loss on repurchase of long term debt of $38.2 in other expenses in the consolidated statement of earnings.

On May 31, 2018 Toys "R" Us Canada repaid its $195.9 (Cdn$254.2) principal amount of debtor in possession financing for cash consideration of $198.0 (Cdn$256.9) including accrued interest. Contemporaneously Toys "R" Us Canada entered into a $154.2 (Cdn$200.0) floating rate revolving credit facility with a syndicate of lenders that matures on May 31, 2023. There was $77.4 (Cdn$100.0) drawn on that credit facility at September 30, 2018.
On May 18, 2018 the company completed an offering of €150.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 at an issue price of 98.893 for net proceeds after discount, commissions and expenses of $173.3 (€147.2). The senior notes were a re-opening of the €600.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 issued on March 29, 2018. Commissions and expenses of $1.3 (€1.1) were included in the carrying value of the notes.

During the first six months of 2018 the company repurchased $8.2 principal amount of Allied World's 5.50% senior notes due November 15, 2020. On May 7, 2018 Allied World used a capital contribution from the company to redeem the remaining $291.8 principal amount of those senior notes for cash consideration of $316.6 including accrued interest.

On April 30, 2018 the company redeemed all of its remaining $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020 for cash consideration of $232.0 (Cdn$298.4) including accrued interest, and recognized a loss on repurchase of long term debt of $19.6 (Cdn$25.1) in other expenses in the consolidated statement of earnings.

On April 17, 2018 the company completed an offering of $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028 at an issue price of 99.765 for net proceeds after discount, commissions and expenses of $594.2. Commissions and expenses of $4.4 were included in the carrying value of the notes. In anticipation of this offering, the company had initiated a hedge of the treasury benchmark interest rate related to the notes which decreased the effective interest rate from 4.88% to 4.58% per annum.

On April 15, 2018 the company repaid $144.2 principal amount of its 7.375% senior notes on maturity.

On March 29, 2018 the company completed an offering of €600.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 at an issue price of 98.791 for net proceeds after discount, commissions and expenses of $723.2 (€588.0). Commissions and expenses of $5.8 (€4.7) were included in the carrying value of the notes. In anticipation of this offering, the company had initiated a hedge of the benchmark interest rate related to the notes which increased the effective interest rate from 2.89% to 3.12% per annum.

During the first quarter of 2018 the company repurchased $17.5 principal amount of its 4.875% senior notes due August 13, 2024 and $3.1 (Cdn$4.0) principal amount of its 5.84% senior notes due October 14, 2022.

On January 5, 2018 Brit repaid the $45.0 previously drawn on its revolving credit facility.

Credit Facility - Holding Company

There were no amounts drawn on the company's credit facility as at September 30, 2018.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2018	2017
Subordinate voting shares – January 1	27,002,303	22,344,796
Issuances of shares	—	5,075,894
Purchases for cancellation	(135,318)	—
Treasury shares acquired	(317,623)	(258,609)
Treasury shares reissued	76,071	29,955
Subordinate voting shares – September 30	26,625,433	27,192,036
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	27,374,203	27,940,806

During the three and nine months ended September 30, 2018 the company repurchased for cancellation 15,318 and 135,318 (2017 - nil) subordinate voting shares under the terms of its normal course issuer bid at a cost of $8.4 and $70.1 (2017 - nil), of which $4.6 and $36.6 (2017 - nil) was charged to retained earnings.

During the three and nine months ended September 30, 2018 the company repurchased for treasury 84,304 and 317,623 subordinate voting shares at a cost of $47.5 and $169.8 (2017 - 192,979 and 258,609 subordinate voting shares at a cost of $98.3 and $129.9) for use in its share-based payment awards.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		September 30, 2018		December 31, 2017		Third quarter ended September 30,		Nine months ended September 30,
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2018	2017	2018	2017
Allied World(1)	Switzerland	32.2%	1,221.1	32.6%	1,229.4	9.6	(123.2)	29.7	(123.2)
Fairfax India(2)	Canada	6.3%	1,026.3	6.4%	1,110.7	19.4	28.0	37.0	(47.6)
Recipe(3)	Canada	43.2%	526.2	43.3%	578.0	9.2	10.7	26.6	42.4
Grivalia Properties	Greece	47.3%	500.3	47.3%	517.6	6.3	3.7	23.3	3.7
Thomas Cook India(4)	India	33.0%	416.1	32.4%	391.2	(7.1)	3.6	287.1	10.0
Fairfax Africa(5)	Canada	1.7%	272.6	1.2%	191.6	(1.7)	4.1	0.6	2.2
Brit(6)	U.K.	12.0%	191.3	27.5%	435.3	(0.8)	(45.2)	8.2	(23.2)
All other	—	—	106.8	—	147.1	8.1	11.6	5.0	22.7
			4,260.7		4,600.9	43.0	(106.7)	417.5	(113.0)

(1)	On April 30, 2018 a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

(2)
On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

(3)
During the second quarter of 2018 Cara changed its name to Recipe Unlimited Corporation ("Recipe"). The decrease in carrying value of Recipe's non-controlling interests at September 30, 2018 compared to December 31, 2017 primarily reflected Recipe's purchase of the non-controlling interests in The Keg, partially offset by Recipe's issuance of common shares to partially finance that purchase. See note 15.

(4)
The increase in carrying value of Thomas Cook India's non-controlling interests at September 30, 2018 compared to December 31, 2017 primarily reflected the non-controlling interests' 33.0% share of the non-cash re-measurement gain ($889.9) related to the change in accounting for Quess (note 15), partially offset by the de-consolidation of the non-controlling interests in Quess ($212.5).

(5)
During the second quarter of 2018 the company acquired 4,745,421 subordinate voting shares of Fairfax Africa for cash consideration of $57.8 through Fairfax Africa's public offering and open market purchases. Those transactions decreased the company's equity interest in Fairfax Africa to 59.2% from 64.2% at December 31, 2017. See note 15.

(6)
On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%. On April 30, 2018 a dividend of $45.8 was paid to Brit's minority shareholder (OMERS).

Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at September 30, 2018 except for Fairfax India, Recipe (formerly Cara), and Fairfax Africa whose non-controlling interest economic ownership percentages were 66.5%, 56.7%, and 41.4% respectively.

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2018	2017	2018	2017
Net earnings attributable to shareholders of Fairfax	106.2	476.9	853.6	871.1
Preferred share dividends	(11.4)	(11.3)	(33.8)	(33.1)
Net earnings attributable to common shareholders – basic and diluted	94.8	465.6	819.8	838.0

Weighted average common shares outstanding – basic	27,418,608	27,636,106	27,565,536	24,619,269
Share-based payment awards	938,565	713,758	873,673	672,199
Weighted average common shares outstanding – diluted	28,357,173	28,349,864	28,439,209	25,291,468

Net earnings per common share – basic	$3.46	$16.85	$29.74	$34.04
Net earnings per common share – diluted	$3.34	$16.42	$28.83	$33.13

13.	Income Taxes
The company’s provision (recovery) for income taxes for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2018	2017	2018	2017
Current income tax
Current year expense	51.7	49.7	106.7	128.1
Adjustments to prior years’ income taxes	14.1	(23.4)	9.9	(24.5)
	65.8	26.3	116.6	103.6
Deferred income tax
Origination and reversal of temporary differences	7.0	(81.5)	27.6	(81.1)
Adjustments to prior years' deferred income taxes	1.8	27.2	(3.4)	15.0
Other	(3.6)	1.2	(1.1)	4.5
	5.2	(53.1)	23.1	(61.6)

Provision (recovery) for income taxes	71.0	(26.8)	139.7	42.0

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the three and nine months ended September 30 are summarized in the following table:

	Third quarter
	2018					2017
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	(11.7)	155.1	(23.8)	100.6	220.2	(60.7)	39.7	(233.4)	597.8	343.4
Provision (recovery) for income taxes	14.8	32.3	(6.7)	30.6	71.0	3.1	19.0	(38.5)	(10.4)	(26.8)
Net earnings (loss)	(26.5)	122.8	(17.1)	70.0	149.2	(63.8)	20.7	(194.9)	608.2	370.2

	First nine months
	2018					2017
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	33.3	366.6	7.7	1,003.2	1,410.8	(49.4)	253.1	(105.5)	701.9	800.1
Provision (recovery) for income taxes	26.4	73.8	(12.3)	51.8	139.7	16.5	43.3	(27.0)	9.2	42.0
Net earnings (loss)	6.9	292.8	20.0	951.4	1,271.1	(65.9)	209.8	(78.5)	692.7	758.1

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)	Principally comprised of Brit, RiverStone (UK), Advent and other associated holding company results.

(4)
Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (acquired on July 6, 2017; notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K., the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations).

The increase in pre-tax profitability in Canada in the third quarter of 2018 compared to the third quarter of 2017 primarily reflected stronger underwriting and investment results at Northbridge. The increase in pre-tax profitability in Canada in the first nine months of 2018 compared to the first nine months of 2017 primarily reflected stronger earnings at Fairfax India and Fairfax Africa. The increase in pre-tax profitability in the U.S. and the U.K. in the third quarter and first nine months of 2018 compared to the third quarter and first nine months of 2017 primarily reflected stronger underwriting results partially offset by lower investment results. The decrease in pre-tax profitability in Other in the third quarter of 2018 compared to the third quarter of 2017 primarily reflected the non-recurring net gain on investment related to the sale of ICICI Lombard in 2017. The increase in pre-tax profitability in Other in the first nine months of 2018 compared to the first nine months of 2017 primarily reflected the non-cash gain of $889.9 on de-consolidation of Quess (note 15) and stronger earnings at Allied World.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision (recovery) for income taxes at the effective tax rate for the third quarter and first nine months ended September 30 are summarized in the following table:

	Third quarter		First nine months
	2018	2017	2018	2017

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	58.2	91.0	373.7	212.0
Non-taxable investment income	(26.2)	(6.2)	(259.7)	(63.9)
Tax rate differential on income and losses outside Canada	(57.4)	(156.1)	(102.0)	(161.4)
Change in unrecorded tax benefit of losses and temporary differences	58.9	31.1	59.5	43.1
Provision (recovery) relating to prior years	16.7	3.8	6.5	(9.5)
Foreign exchange effect	5.3	10.3	18.6	17.1
Change in tax rate for deferred income taxes	0.1	3.2	2.3	5.2
Other including permanent differences	15.4	(3.9)	40.8	(0.6)
Provision (recovery) for income taxes	71.0	(26.8)	139.7	42.0
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. The income tax rate benefit associated with non-taxable investment income of $259.7 in the first nine months of 2018 (2017 - $63.9) principally reflected the impact of the non-cash gain on the de-consolidation of Quess (income tax rate benefit of $235.8 in India).
The tax rate differential on income and losses outside Canada of $57.4 and $102.0 in the third quarter and first nine months of 2018 principally related to income taxed at lower rates in the U.S. and at Allied World and Fairfax India. The tax rate differential on income and losses outside Canada of $156.1 and $161.4 in the third quarter and first nine months of 2017 principally related to the impact of the net gain on sale of ICICI Lombard ($246.5 income tax rate benefit) which is not taxable, partially offset by income in the U.S. that is taxed at rates higher than the Canadian statutory rate and losses at Allied World and in the U.K. that are taxed at rates lower than the Canadian statutory rate.
The change in unrecorded tax benefit of losses and temporary differences of $58.9 and $59.5 in the third quarter and first nine months of 2018 principally related to unrecorded deferred tax assets of $46.9 and $38.8 in Canada. The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2017 principally related to unrecorded deferred tax assets of $22.6 and $32.4 in Canada.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller. Fairfax intends to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment as described above.
Other
The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.
Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to September 30, 2018
Investment in The Catholic Syrian Bank Limited
On October 19, 2018 Fairfax India invested $60.2 (4.4 billion Indian rupees) in common shares and warrants of The Catholic Syrian Bank Limited (“CS Bank”), and committed to further invest approximately $104 (7.7 billion Indian rupees) in common shares and warrants of CS Bank over the next 12 to 18 months. Once completed, Fairfax India will have a 51.0% equity interest in CS Bank on a fully diluted basis. The company expects to apply the equity method of accounting to its investment in CS Bank due primarily to extensive government regulation of the banking sector, including limitations on foreign shareholder voting rights and board representation. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 421 branches and 264 automated teller machines across India.
Nine months ended September 30, 2018
Reorganization of ownership interests in Sporting Life Inc. and Golf Town Limited
On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company holds a controlling 65.1% interest in each of Sporting Life and Golf Town through the new holding company.

Additional investment in Brit Limited
On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%.

Additional investment in Fairfax Africa Holdings Corporation
On June 18, 2018 Fairfax Africa completed a bought deal public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, which raised gross proceeds of $150.7 (net proceeds of $148.3 after commissions and expenses). The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases. These transactions collectively decreased the company's ownership interest in Fairfax Africa from 64.2% to 59.2% and its voting interest from 98.8% to 98.3%, and resulted in an increase in non-controlling interests of $86.6 and a dilution gain of $3.9, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of Toys "R" Us (Canada) Ltd.
On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys “R” Us - Delaware, Inc. for cash consideration of $41.0 (Cdn$53.2) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada. The assets and liabilities and results of operations of Toys "R" Us Canada were consolidated in the Other reporting segment.

Additional investment in Bangalore International Airport Limited
On May 16, 2018 Fairfax India acquired an additional 6.0% of the outstanding shares of Bangalore International Airport Limited (“Bangalore Airport”) from Siemens Project Ventures GmbH for cash consideration of $67.4 (4.6 billion Indian rupees). The transaction increased the company's equity interest in Bangalore Airport to 54.0%. The company continues to apply the equity method of accounting to its investment in Bangalore Airport due primarily to extensive government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Receipt of Fairfax India Performance Fee
Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Acquisition of certain businesses of Carillion Canada Inc.
On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management (“Dexterra”). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments. The assets and liabilities and results of operations of Dexterra were consolidated in the Other reporting segment.
De-consolidation of Quess Corp Limited
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. The de-consolidation of Quess reduced non-controlling interests by $212.5 which was included in other net changes in capitalization in the consolidated statement of changes in equity.

Sale of Keg Restaurants Ltd. to Recipe Unlimited Corporation (formerly Cara Operations Limited)
During the second quarter of 2018 Cara changed its name to Recipe Unlimited Corporation ("Recipe").
On February 22, 2018 the company sold its 51.0% ownership interest in Keg Restaurants Ltd. ("The Keg") to Recipe for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. Recipe may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company’s equity interest in Recipe to 43.2% from 40.2% at December 31, 2017. The company recorded the sale of its ownership interest in The Keg to Recipe as a business combination between entities under common control using predecessor values whereby the company's carrying values for the assets and liabilities of The Keg at the date of the transaction were added to those of Recipe's, with no change to the company's consolidated financial statements. Recipe's acquisition of the remaining 49.0% ownership interest in The Keg was recorded as an equity transaction, with the excess of consideration paid over the carrying value of non-controlling interests in The Keg included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of AIG Uruguay
On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay for cash consideration of $5.9.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2018 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2017, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2018 compared to December 31, 2017.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first nine months of 2018 the company's holdings of bonds rated AAA/Aaa increased primarily due to the reinvestment of cash and short term investments into short-dated U.S. treasury bonds (net purchases of $6,620.4) and Canadian government bonds (net purchases of $877.8). The decrease in bonds rated AA/Aa and B/B was primarily due to net sales of U.S. state and municipal bonds (net proceeds of $1,405.1 and $278.2 respectively). The increase in bonds rated A/A and BBB/Baa was primarily due to net purchases of U.S. corporate bonds (net purchases of $1,140.3 and $420.6). The increase in unrated bonds was primarily due to investments in EXCO Resources, Inc. being reclassified from lower than B/B to unrated and increased investment in unrated private placement corporate bonds. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at September 30, 2018 compared to December 31, 2017.

The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	September 30, 2018			December 31, 2017
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	9,862.7	9,818.5	55.4	2,476.3	2,432.0	23.7
AA/Aa	1,187.9	1,225.7	6.9	2,149.5	2,408.8	23.4
A/A	1,840.5	1,815.8	10.3	823.1	819.8	8.0
BBB/Baa	2,131.2	2,126.1	12.0	1,617.1	1,764.8	17.1
BB/Ba	126.5	121.2	0.7	151.1	154.0	1.5
B/B	85.2	80.9	0.5	448.7	447.6	4.3
Lower than B/B	29.6	29.6	0.2	554.1	432.7	4.2
Unrated	2,311.2	2,474.2	14.0	1,594.4	1,831.1	17.8
Total	17,574.8	17,692.0	100.0	9,814.3	10,290.8	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	September 30, 2018	December 31, 2017
Total derivative assets(1)	129.8	126.7
Impact of net settlement arrangements	(27.9)	(38.6)
Fair value of collateral deposited for the benefit of the company(2)	(29.4)	(39.1)
Excess collateral pledged by the company in favour of counterparties	24.4	9.0
Initial margin not held in segregated third party custodian accounts	2.0	8.2
Net derivative counterparty exposure after net settlement and collateral arrangements	98.9	66.2

(1)	Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives, which are not subject to counterparty risk.

(2)	Excludes $1.4 (December 31, 2017 - $0.4) of excess collateral pledged by counterparties.
Collateral deposited for the benefit of the company at September 30, 2018 consisted of cash of $5.1 and government securities of $25.7 (December 31, 2017 - $3.6 and $35.9). The company had not exercised its right to sell or repledge collateral at September 30, 2018.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2018 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2018 compared to December 31, 2017.

The holding company's remaining known significant commitments for 2018 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes, and other investment related activities.

During the third quarter and first nine months of 2018 the holding company received net cash of $23.6 and $16.4 (2017 - paid net cash of $38.3 and $84.4) and the insurance and reinsurance subsidiaries received net cash of $9.6 and $39.2 (2017 - paid net cash of $58.5 and $293.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of interest rate risk, foreign currency risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first nine months of 2018 reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds (net purchases of $6,620.4), Canadian government bonds (net purchases of $877.8) and U.S. corporate bonds (net purchases of $1,890.7), partially offset by sales of U.S. state and municipal bonds (net proceeds of $1,764.7). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2018 compared to December 31, 2017.

	September 30, 2018			December 31, 2017
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	17,103.0	(482.1)	(3.3)	9,897.4	(306.2)	(3.8)
100 basis point increase	17,396.9	(240.9)	(1.7)	10,090.1	(155.6)	(2.0)
No change	17,692.0	—	—	10,290.8	—	—
100 basis point decrease	18,019.9	270.1	1.9	10,498.6	161.3	2.0
200 basis point decrease	18,352.8	543.0	3.7	10,720.5	332.0	4.2

(1)	Includes the impact of U.S. treasury bond forward contracts.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2018 compared to December 31, 2017 as described below.

The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at September 30, 2018 and December 31, 2017 and results of operations for the quarters and nine months ended September 30, 2018 and 2017:

	September 30, 2018		December 31, 2017		Quarter ended September 30, 2018	Quarter ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,466.4	5,466.4	5,578.1	5,578.1	(9.3)	92.2	90.8	508.1
Preferred stocks – convertible	102.5	102.5	68.1	68.1	2.9	(0.5)	2.4	(1.1)
Bonds – convertible	863.5	863.5	833.8	833.8	56.8	64.7	(27.5)	210.4
Investments in associates(2)(3)	4,936.6	4,210.0	3,846.2	2,945.3	17.6	51.3	919.5	51.3
Derivatives and other invested assets:
Equity total return swaps – long positions	464.1	(20.3)	697.8	2.2	22.1	20.2	37.8	(8.4)
Equity warrant forward contracts(4)	42.3	42.3	—	—	(87.0)	—	117.7	—
Equity warrants and call options(5)	112.4	112.4	77.6	77.6	(9.0)	12.9	(37.3)	25.8
Total equity and equity related holdings	11,987.8	10,776.8	11,101.6	9,505.1	(5.9)	240.8	1,103.4	786.1

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(329.7)	51.0	(892.5)	(0.3)	94.2	(44.6)	51.0	(313.3)
Equity index total return swaps – short positions	—	—	(52.6)	0.4	—	(9.9)	(4.3)	(10.9)
	(329.7)	51.0	(945.1)	0.1	94.2	(54.5)	46.7	(324.2)

Net equity exposures and financial effects	11,658.1		10,156.5		88.3	186.3	1,150.1	461.9

(1)
The company excludes other funds with a carrying value of $153.7 at September 30, 2018 (December 31, 2017 - $90.9) that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings (see note 6 for details).

(3)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(4)	Includes the Seaspan forward contracts described in note 6.

(5)	The company's assessment of its net equity exposures does not consider the notional amounts of its S&P 500 call options if they are out-of-the-money.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. On March 29, 2018 and May 18, 2018 the company completed offerings of €600.0 senior notes and €150.0 senior notes (a re-opening of the €600.0 senior notes) respectively and designated the principal amounts as a hedge of the company's net investments in European operations with a euro functional currency (see note 10). On April 1, 2018 the company designated its previously issued Cdn$400.0 senior notes due 2023 and Cdn$350.0 senior notes due 2025 as a hedge of the company's net investments in its Canadian subsidiaries with a Canadian dollar functional currency. There were no significant changes to the company's framework used to monitor, evaluate and manage foreign currency risk at September 30, 2018 compared to December 31, 2017.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2018, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $24,533.6 compared to $24,826.1 at December 31, 2017.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2018	December 31, 2017	September 30, 2018		December 31, 2017

Holding company cash and investments (net of short sale and derivative obligations)	1,701.8	2,356.9	1,701.8		2,356.9

Borrowings – holding company	3,983.9	3,475.1	3,983.9		3,475.1
Borrowings – insurance and reinsurance companies	993.4	1,373.0	993.4		1,373.0
Borrowings – non-insurance companies	1,600.2	1,566.0	—		—
Total debt	6,577.5	6,414.1	4,977.3		4,848.1

Net debt(1)	4,875.7	4,057.2	3,275.5		2,491.2

Common shareholders’ equity	12,359.9	12,475.6	12,359.9		12,475.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,260.7	4,600.9	1,470.5		1,725.9
Total equity	17,956.1	18,412.0	15,165.9		15,537.0

Net debt/total equity	27.2%	22.0%	21.6%		16.0%
Net debt/net total capital(2)	21.4%	18.1%	17.8%		13.8%
Total debt/total capital(3)	26.8%	25.8%	24.7%		23.8%
Interest coverage(4)	6.4x	7.1x	7.4x	(6)	8.0x	(6)
Interest and preferred share dividend distribution coverage(5)	5.5x	6.0x	6.0x	(6)	6.5x	(6)

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense, of consolidated non-insurance companies. The ratios for the first nine months of 2018 include the non-cash gain of $889.9 from the change in accounting for Quess (note 15).

The company has used substantially all of the net proceeds from its offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 principal amount), March 29, 2018 (€600.0 principal amount), April 17, 2018 ($600.0 principal amount) and May 18, 2018 (€150.0 principal amount) to retire long term debt, such that its next significant debt maturity is not until 2021.
Borrowings - holding company increased to $3,983.9 at September 30, 2018 from $3,475.1 at December 31, 2017 primarily reflecting the issuance of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028, partially offset by the redemption of $500.0 principal amount of 5.80% senior notes due May 15, 2021 and $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, the repayment of $144.2 principal amount of 7.375% senior notes on maturity, and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt. Borrowings - insurance and reinsurance companies decreased to $993.4 at September 30, 2018 from $1,373.0 at December 31, 2017 primarily reflecting Allied World's redemption of its remaining $291.8 principal amount of 5.50% senior notes due November 15, 2020 and Brit's repayment of $45.0 on its revolving credit facility. Borrowings - non-insurance companies increased to $1,600.2 at September 30, 2018 from $1,566.0 at December 31, 2017 primarily reflecting increased borrowings at Fairfax India (related to the replacement of its $400.0 one-year term loan due July 10, 2018 with a $550.0 one-year term loan due June 28, 2019), Grivalia Properties (related to the purchases of investment properties and capital contribution to a joint arrangement) and Recipe (formerly Cara) (related to the acquisition of The Keg), and the consolidation of Toys "R" Us Canada's borrowings, partially offset by the repayment of Fairfax Africa's $150.0 term loan due August 31, 2018 and the de-consolidation of Quess' borrowings.
Common shareholders’ equity decreased from $12,475.6 at December 31, 2017 to $12,359.9 at September 30, 2018 primarily reflecting other comprehensive loss ($280.4, comprised of $256.9 related to net unrealized foreign currency translation losses on foreign operations and $23.5 related to the share of other comprehensive loss of associates), the payment of dividends on the company's common and preferred shares ($317.0), the repurchase of subordinate voting shares for use in share-based payment awards ($169.8) and for cancellation ($70.1) and other net changes in capitalization ($183.5), partially offset by net earnings attributable to shareholders of Fairfax ($853.6). Other net changes in capitalization is primarily comprised of the impacts on common shareholders' equity of: the purchase of an 11.2% ownership interest from Brit's minority shareholder (OMERS) ($72.9), dividends paid to minority shareholders of Brit and Allied World ($86.4) and Fairfax India's issuance of subordinate voting shares in payment of its performance fee for the period January 30, 2015 to December 31, 2017 ($24.6).

Non-controlling interests decreased to $4,260.7 at September 30, 2018 from $4,600.9 at December 31, 2017 primarily reflecting net unrealized foreign currency translation losses ($223.0), common stock dividends paid to non-controlling interests ($155.2) and other net changes in capitalization ($371.5), partially offset by the non-controlling interests' share of net earnings ($417.5, including the non-controlling interests' 33.0% share of the non-cash re-measurement gain of $889.9 related to the change in accounting for Quess ($293.1)). Other net changes in capitalization is primarily comprised of the impacts on non-controlling interests of: the de-consolidation of the non-controlling interests in Quess ($212.5), the purchase of an 11.2% ownership interest from Brit's minority shareholder (OMERS) ($224.5) and Recipe's (formerly Cara's) purchase of the non-controlling interests in The Keg ($79.0), partially offset by Fairfax Africa's issuance of 8,200,000 subordinate voting shares through a bought deal public offering on June 18, 2018 ($86.6) and dividends paid to minority shareholders of Brit and Allied World ($86.4).
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 18.1% at December 31, 2017 to 21.4% at September 30, 2018 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to decreased holding company cash and investments, and increased total debt (due to increased holding company and non-insurance companies' borrowings, partially offset by decreased insurance and reinsurance companies' borrowings). The increase in net total capital was primarily due to increased net debt, partially offset by decreased non-controlling interests and common shareholders' equity (as described in the preceding paragraphs). The consolidated total debt/total capital ratio increased from 25.8% at December 31, 2017 to 26.8% at September 30, 2018 primarily as a result of increased total debt and decreased total capital (reflecting decreased non-controlling interests and common shareholders' equity, partially offset by increased total debt).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and run-off operations. During the first nine months of 2018 the company de-consolidated Quess and commenced consolidating Toys "R" Us Canada and Dexterra in the Other reporting segment (note 15). There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2018 compared to December 31, 2017.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	351.6	795.0	592.3	169.4	523.4	795.2	101.4	435.4	3,763.7	(0.1)	—	—	—	3,763.6
Intercompany	1.5	7.1	22.4	—	6.5	2.7	—	13.1	53.3	—	—	—	(53.3)	—
	353.1	802.1	614.7	169.4	529.9	797.9	101.4	448.5	3,817.0	(0.1)	—	—	(53.3)	3,763.6
Net premiums written	284.6	705.8	514.1	166.8	424.5	518.7	45.8	300.6	2,960.9	(0.1)	—	—	—	2,960.8
Net premiums earned
External	292.9	734.9	493.1	207.0	388.2	610.3	49.0	288.2	3,063.6	1.2	—	—	—	3,064.8
Intercompany	(0.9)	6.8	4.9	(0.6)	4.7	(6.6)	(1.7)	(6.6)	—	—	—	—	—	—
	292.0	741.7	498.0	206.4	392.9	603.7	47.3	281.6	3,063.6	1.2	—	—	—	3,064.8
Underwriting expenses(2)	(261.4)	(723.2)	(488.3)	(165.7)	(425.4)	(583.8)	(46.6)	(295.0)	(2,989.4)	(63.9)	—	—	—	(3,053.3)
Underwriting profit (loss)	30.6	18.5	9.7	40.7	(32.5)	19.9	0.7	(13.4)	74.2	(62.7)	—	—	—	11.5
Interest income	17.6	37.1	17.3	9.5	16.0	37.2	4.0	17.9	156.6	10.6	12.0	6.0	(2.4)	182.8
Dividends	2.6	3.4	1.3	0.9	1.0	3.4	3.1	0.3	16.0	1.6	3.1	0.4	—	21.1
Investment expenses	(4.2)	(7.3)	(3.3)	(2.0)	(3.3)	(7.9)	(0.5)	(4.9)	(33.4)	(2.6)	(10.9)	(1.3)	38.0	(10.2)
Interest and dividends	16.0	33.2	15.3	8.4	13.7	32.7	6.6	13.3	139.2	9.6	4.2	5.1	35.6	193.7
Share of profit (loss) of associates	3.1	3.3	4.6	5.0	6.3	5.9	(1.6)	9.9	36.5	3.9	14.2	9.3	—	63.9
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,077.4	—	—	1,077.4
Expenses	—	—	—	—	—	—	—	—	—	—	(1,030.1)	0.3	2.4	(1,027.4)
	—	—	—	—	—	—	—	—	—	—	47.3	0.3	2.4	50.0
Operating income (loss)	49.7	55.0	29.6	54.1	(12.5)	58.5	5.7	9.8	249.9	(49.2)	65.7	14.7	38.0	319.1
Net gains (losses) on investments	33.6	22.5	48.5	(4.6)	5.0	(0.7)	10.2	5.9	120.4	7.1	9.4	(95.7)	—	41.2
Interest expense	—	(1.1)	(0.5)	(0.8)	(3.6)	(5.8)	—	(1.4)	(13.2)	—	(24.0)	(47.6)	—	(84.8)
Corporate overhead and other	(2.5)	(5.7)	(7.6)	(2.1)	(2.3)	(13.5)	(1.8)	(4.2)	(39.7)	—	—	22.4	(38.0)	(55.3)
Pre-tax income (loss)	80.8	70.7	70.0	46.6	(13.4)	38.5	14.1	10.1	317.4	(42.1)	51.1	(106.2)	—	220.2
Income taxes														(71.0)
Net earnings														149.2

Attributable to:
Shareholders of Fairfax														106.2
Non-controlling interests														43.0
														149.2

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Underwriting expenses for the quarter ended September 30, 2018 were comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	202.2	571.4	318.1	116.5	276.1	425.2	35.2	193.0	2,137.7
Commissions	48.4	151.6	74.9	21.9	113.4	70.0	4.6	44.8	529.6
Premium acquisition costs and other underwriting expenses	47.9	66.5	95.3	49.9	54.8	101.9	12.5	66.9	495.7
Underwriting expenses - accident year	298.5	789.5	488.3	188.3	444.3	597.1	52.3	304.7	3,163.0
Net favourable claims reserve development	(37.1)	(66.3)	—	(22.6)	(18.9)	(13.3)	(5.7)	(9.7)	(173.6)
Underwriting expenses - calendar year	261.4	723.2	488.3	165.7	425.4	583.8	46.6	295.0	2,989.4

Quarter ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	309.3	734.9	544.1	177.6	489.7	756.4	170.8	294.2	3,477.0	—	—	—	—	3,477.0
Intercompany	1.5	21.7	13.0	—	(1.0)	—	3.1	22.6	60.9	—	—	—	(60.9)	—
	310.8	756.6	557.1	177.6	488.7	756.4	173.9	316.8	3,537.9	—	—	—	(60.9)	3,477.0
Net premiums written	256.9	662.3	477.0	174.9	385.3	540.8	71.7	210.6	2,779.5	(0.3)	—	—	—	2,779.2
Net premiums earned
External	273.2	628.5	465.4	212.2	384.1	513.6	91.2	188.0	2,756.2	3.5	—	—	—	2,759.7
Intercompany	(0.7)	8.7	3.0	(0.7)	(2.9)	(7.6)	(7.7)	7.9	—	—	—	—	—	—
	272.5	637.2	468.4	211.5	381.2	506.0	83.5	195.9	2,756.2	3.5	—	—	—	2,759.7
Underwriting expenses(2)	(270.4)	(805.0)	(486.1)	(177.9)	(603.4)	(921.8)	(68.4)	(256.2)	(3,589.2)	(30.1)	—	—	—	(3,619.3)
Underwriting profit (loss)	2.1	(167.8)	(17.7)	33.6	(222.2)	(415.8)	15.1	(60.3)	(833.0)	(26.6)	—	—	—	(859.6)
Interest income	15.1	31.3	12.6	6.5	11.6	37.0	8.2	11.1	133.4	8.1	9.6	(3.9)	—	147.2
Dividends	1.2	1.9	0.3	0.9	0.8	0.5	1.1	2.1	8.8	0.7	2.9	0.3	—	12.7
Investment expenses	(2.9)	(6.9)	(4.7)	(1.8)	(3.1)	(4.1)	(1.2)	(3.0)	(27.7)	(3.0)	16.5	(1.0)	6.8	(8.4)
Interest and dividends	13.4	26.3	8.2	5.6	9.3	33.4	8.1	10.2	114.5	5.8	29.0	(4.6)	6.8	151.5
Share of profit (loss) of associates	(0.3)	7.3	3.9	2.5	7.1	1.1	14.1	2.4	38.1	5.4	16.1	(4.5)	—	55.1
Other
Revenue	—	—	—	—	—	—	—	—	—	—	840.5	—	—	840.5
Expenses	—	—	—	—	—	—	—	—	—	—	(784.0)	—	—	(784.0)
	—	—	—	—	—	—	—	—	—	—	56.5	—	—	56.5
Operating income (loss)	15.2	(134.2)	(5.6)	41.7	(205.8)	(381.3)	37.3	(47.7)	(680.4)	(15.4)	101.6	(9.1)	6.8	(596.5)
Net gains (losses) on investments	(12.9)	104.2	72.9	1.7	11.9	10.4	942.2	20.7	1,151.1	16.9	10.2	(77.7)	—	1,100.5
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.1)	(7.6)	—	(1.3)	(14.0)	—	(21.3)	(61.0)	—	(96.3)
Corporate overhead and other	(1.6)	(4.3)	(6.3)	(2.0)	(2.3)	(12.9)	1.7	(6.4)	(34.1)	—	—	(23.4)	(6.8)	(64.3)
Pre-tax income (loss)	0.7	(35.1)	60.6	40.6	(199.3)	(391.4)	981.2	(34.7)	422.6	1.5	90.5	(171.2)	—	343.4
Income taxes														26.8
Net earnings														370.2

Attributable to:
Shareholders of Fairfax														476.9
Non-controlling interests														(106.7)
														370.2

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Underwriting expenses for the quarter ended September 30, 2017 were comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	208.5	660.3	325.4	118.3	448.7	780.8	64.8	186.5	2,793.3
Commissions	45.7	125.8	73.9	21.7	108.7	7.0	(8.1)	37.2	411.9
Premium acquisition costs and other underwriting expenses	47.4	61.6	89.8	53.8	46.0	111.9	18.0	43.1	471.6
Underwriting expenses - accident year	301.6	847.7	489.1	193.8	603.4	899.7	74.7	266.8	3,676.8
Net (favourable) adverse claims reserve development	(31.2)	(42.7)	(3.0)	(15.9)	—	22.1	(6.3)	(10.6)	(87.6)
Underwriting expenses - calendar year	270.4	805.0	486.1	177.9	603.4	921.8	68.4	256.2	3,589.2

Nine months ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	976.0	2,469.9	1,762.7	646.2	1,667.0	2,608.0	297.5	1,335.2	11,762.5	0.5	—	—	—	11,763.0
Intercompany	3.6	44.8	42.2	—	13.7	9.7	—	45.2	159.2	—	—	—	(159.2)	—
	979.6	2,514.7	1,804.9	646.2	1,680.7	2,617.7	297.5	1,380.4	11,921.7	0.5	—	—	(159.2)	11,763.0
Net premiums written	861.4	2,185.5	1,510.4	637.5	1,220.1	1,882.2	145.5	934.4	9,377.0	(0.3)	—	—	—	9,376.7
Net premiums earned
External	839.5	2,051.0	1,444.7	603.8	1,167.8	1,701.3	149.1	844.0	8,801.2	5.3	—	—	—	8,806.5
Intercompany	(4.3)	16.2	12.5	(1.7)	4.4	(18.4)	(5.7)	(3.0)	—	—	—	—	—	—
	835.2	2,067.2	1,457.2	602.1	1,172.2	1,682.9	143.4	841.0	8,801.2	5.3	—	—	—	8,806.5
Underwriting expenses(2)	(819.3)	(1,933.3)	(1,439.0)	(511.4)	(1,187.1)	(1,607.7)	(144.7)	(859.6)	(8,502.1)	(137.1)	—	—	—	(8,639.2)
Underwriting profit (loss)	15.9	133.9	18.2	90.7	(14.9)	75.2	(1.3)	(18.6)	299.1	(131.8)	—	—	—	167.3
Interest income	54.4	117.8	52.0	26.7	44.5	100.3	12.3	48.5	456.5	33.9	32.8	33.1	(3.2)	553.1
Dividends	8.1	12.5	3.8	2.8	2.7	8.5	5.2	3.2	46.8	6.7	7.2	1.2	—	61.9
Investment expenses	(11.1)	(24.1)	(10.0)	(5.8)	(9.6)	(25.8)	(1.9)	(14.2)	(102.5)	(8.3)	(30.3)	(3.7)	112.4	(32.4)
Interest and dividends	51.4	106.2	45.8	23.7	37.6	83.0	15.6	37.5	400.8	32.3	9.7	30.6	109.2	582.6
Share of profit (loss) of associates	(4.9)	28.8	2.1	(4.3)	(2.6)	(7.5)	(2.3)	15.6	24.9	(2.8)	84.5	20.3	—	126.9
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,144.6	—	—	3,144.6
Expenses	—	—	—	—	—	—	—	—	—	—	(2,994.0)	—	3.2	(2,990.8)
	—	—	—	—	—	—	—	—	—	—	150.6	—	3.2	153.8
Operating income (loss)	62.4	268.9	66.1	110.1	20.1	150.7	12.0	34.5	724.8	(102.3)	244.8	50.9	112.4	1,030.6
Net gains (losses) on investments	(10.3)	58.8	19.3	(10.6)	(2.0)	11.9	(116.1)	15.4	(33.6)	2.0	874.2	74.6	—	917.2
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	—	(58.9)	—	(58.9)
Interest expense	—	(3.0)	(1.6)	(2.5)	(10.7)	(20.1)	—	(4.1)	(42.0)	—	(66.3)	(151.6)	—	(259.9)
Corporate overhead and other	(5.8)	(19.8)	(17.9)	(6.1)	(10.9)	(42.6)	(6.6)	(10.8)	(120.5)	—	—	14.7	(112.4)	(218.2)
Pre-tax income (loss)	46.3	304.9	65.9	90.9	(3.5)	99.9	(110.7)	35.0	528.7	(100.3)	1,052.7	(70.3)	—	1,410.8
Income taxes														(139.7)
Net earnings														1,271.1

Attributable to:
Shareholders of Fairfax														853.6
Non-controlling interests														417.5
														1,271.1

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Underwriting expenses for the nine months ended September 30, 2018 were comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	608.8	1,449.1	924.2	349.9	717.4	1,175.6	105.4	528.9	5,859.3
Commissions	140.8	435.1	226.9	63.1	328.9	149.2	14.7	136.8	1,495.5
Premium acquisition costs and other underwriting expenses	141.4	201.3	288.0	157.7	168.6	311.3	40.9	210.4	1,519.6
Underwriting expenses - accident year	891.0	2,085.5	1,439.1	570.7	1,214.9	1,636.1	161.0	876.1	8,874.4
Net favourable claims reserve development	(71.7)	(152.2)	(0.1)	(59.3)	(27.8)	(28.4)	(16.3)	(16.5)	(372.3)
Underwriting expenses - calendar year	819.3	1,933.3	1,439.0	511.4	1,187.1	1,607.7	144.7	859.6	8,502.1

Nine months ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	863.8	2,076.2	1,592.3	685.6	1,580.1	756.4	520.5	770.6	8,845.5	12.3	—	—	—	8,857.8
Intercompany	4.5	41.4	33.4	—	1.1	—	2.0	64.4	146.8	—	—	—	(146.8)	—
	868.3	2,117.6	1,625.7	685.6	1,581.2	756.4	522.5	835.0	8,992.3	12.3	—	—	(146.8)	8,857.8
Net premiums written	770.2	1,878.1	1,403.3	676.8	1,154.1	540.8	257.9	575.0	7,256.2	11.9	—	—	—	7,268.1
Net premiums earned
External	751.8	1,716.1	1,358.5	601.0	1,123.1	513.6	274.1	519.4	6,857.6	21.5	—	—	—	6,879.1
Intercompany	(2.5)	6.8	18.6	(1.9)	2.0	(7.6)	(29.4)	14.0	—	—	—	—	—	—
	749.3	1,722.9	1,377.1	599.1	1,125.1	506.0	244.7	533.4	6,857.6	21.5	—	—	—	6,879.1
Underwriting expenses(2)	(743.8)	(1,787.0)	(1,388.9)	(507.2)	(1,324.3)	(921.8)	(212.8)	(589.2)	(7,475.0)	(145.5)	—	—	—	(7,620.5)
Underwriting profit (loss)	5.5	(64.1)	(11.8)	91.9	(199.2)	(415.8)	31.9	(55.8)	(617.4)	(124.0)	—	—	—	(741.4)
Interest income	40.8	98.0	38.7	19.8	30.1	37.0	22.2	25.6	312.2	28.2	19.8	(8.8)	—	351.4
Dividends	5.9	13.1	2.9	2.8	2.6	0.5	2.6	10.1	40.5	3.9	6.6	6.3	—	57.3
Investment expenses	(8.2)	(15.3)	(15.7)	(5.3)	(9.8)	(4.1)	(3.9)	(9.1)	(71.4)	(9.7)	(106.0)	(2.3)	167.7	(21.7)
Interest and dividends	38.5	95.8	25.9	17.3	22.9	33.4	20.9	26.6	281.3	22.4	(79.6)	(4.8)	167.7	387.0
Share of profit (loss) of associates	0.2	7.4	1.3	(3.0)	8.3	1.1	29.7	3.8	48.8	6.5	26.9	49.6	—	131.8
Other
Revenue	—	—	—	—	—	—	—	—	—	—	2,218.0	—	—	2,218.0
Expenses	—	—	—	—	—	—	—	—	—	—	(2,073.3)	—	—	(2,073.3)
	—	—	—	—	—	—	—	—	—	—	144.7	—	—	144.7
Operating income (loss)	44.2	39.1	15.4	106.2	(168.0)	(381.3)	82.5	(25.4)	(287.3)	(95.1)	92.0	44.8	167.7	(77.9)
Net gains (losses) on investments	33.7	173.1	2.4	19.5	68.8	10.4	962.7	48.1	1,318.7	78.8	6.8	(117.1)	—	1,287.2
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	—	—	—	(2.6)	—	(2.6)
Interest expense	—	(2.4)	(1.3)	(2.5)	(9.1)	(7.6)	—	(3.6)	(26.5)	—	(43.4)	(166.0)	—	(235.9)
Corporate overhead and other	(5.8)	(18.5)	(16.1)	(6.1)	(6.9)	(12.9)	(2.0)	(10.8)	(79.1)	—	—	76.1	(167.7)	(170.7)
Pre-tax income (loss)	72.1	191.3	0.4	117.1	(115.2)	(391.4)	1,043.2	8.3	925.8	(16.3)	55.4	(164.8)	—	800.1
Income taxes														(42.0)
Net earnings														758.1

Attributable to:
Shareholders of Fairfax														871.1
Non-controlling interests														(113.0)
														758.1

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Underwriting expenses for the nine months ended September 30, 2017 were comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	551.2	1,363.0	912.7	348.4	859.3	780.8	195.4	406.9	5,417.7
Commissions	126.6	351.9	216.5	62.0	312.1	7.0	(3.9)	111.2	1,183.4
Premium acquisition costs and other underwriting expenses	131.2	182.1	266.3	158.5	160.8	111.9	52.9	109.1	1,172.8
Underwriting expenses - accident year	809.0	1,897.0	1,395.5	568.9	1,332.2	899.7	244.4	627.2	7,773.9
Net (favourable) adverse claims reserve development	(65.2)	(110.0)	(6.6)	(61.7)	(7.9)	22.1	(31.6)	(38.0)	(298.9)
Underwriting expenses - calendar year	743.8	1,787.0	1,388.9	507.2	1,324.3	921.8	212.8	589.2	7,475.0

Revenue and expenses of the Other reporting segment were comprised as follows:

	Third quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	510.5	108.5	221.4	237.0	1,077.4
Expenses	(490.0)	(105.8)	(223.8)	(210.5)	(1,030.1)
Pre-tax income (loss) before interest expense and other	20.5	2.7	(2.4)	26.5	47.3

	Third quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	363.0	95.5	250.4	131.6	840.5
Expenses	(336.3)	(89.6)	(242.9)	(115.2)	(784.0)
Pre-tax income before interest expense and other	26.7	5.9	7.5	16.4	56.5

	First nine months
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,283.6	326.5	974.2	560.3	3,144.6
Expenses	(1,223.2)	(316.1)	(957.2)	(497.5)	(2,994.0)
Pre-tax income before interest expense and other	60.4	10.4	17.0	62.8	150.6

	First nine months
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,007.7	218.1	723.7	268.5	2,218.0
Expenses	(939.4)	(205.8)	(689.3)	(238.8)	(2,073.3)
Pre-tax income before interest expense and other	68.3	12.3	34.4	29.7	144.7

(1)
Comprised primarily of Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (de-consolidated on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments. As a result of adopting IFRS 15 on January 1, 2018 Thomas Cook India began reporting revenue on a principal basis for certain of its travel related businesses which were previously reported on an agency basis under IAS 18 (see note 3). This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales, with no impact on net earnings.

(4)
Comprised primarily of Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 were comprised as follows:

	Third quarter
	2018			2017
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	1,929.5	—	1,929.5	2,641.8	—	2,641.8
Other reporting segment cost of sales	—	638.0	638.0	—	480.6	480.6
Wages and salaries	299.1	160.8	459.9	288.2	128.4	416.6
Employee benefits	76.3	29.9	106.2	69.0	19.9	88.9
Depreciation, amortization and impairment charges	41.9	53.9	95.8	41.7	40.9	82.6
Operating lease costs	22.9	43.7	66.6	23.1	34.4	57.5
Premium taxes	60.4	—	60.4	50.1	—	50.1
Audit, legal and other professional fees	32.9	11.6	44.5	40.6	5.1	45.7
Information technology costs	37.6	6.5	44.1	32.4	5.0	37.4
Share-based payments to directors and employees	20.8	1.7	22.5	15.7	1.7	17.4
Other reporting segment marketing costs	—	21.6	21.6	—	16.8	16.8
Restructuring costs	4.5	3.8	8.3	10.6	0.4	11.0
Administrative expense and other	53.1	55.9	109.0	59.3	50.8	110.1
	2,579.0	1,027.4	3,606.4	3,272.5	784.0	4,056.5

	First nine months
	2018			2017
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	5,332.4	—	5,332.4	4,983.1	—	4,983.1
Other reporting segment cost of sales	—	1,913.7	1,913.7	—	1,240.6	1,240.6
Wages and salaries	935.1	467.7	1,402.8	773.8	348.1	1,121.9
Employee benefits	231.9	79.3	311.2	176.4	58.3	234.7
Depreciation, amortization and impairment charges	131.2	127.1	258.3	90.8	106.0	196.8
Operating lease costs	69.0	118.1	187.1	56.1	104.8	160.9
Premium taxes	158.1	—	158.1	104.6	—	104.6
Audit, legal and other professional fees	106.3	26.5	132.8	85.1	21.3	106.4
Information technology costs	114.4	14.3	128.7	83.8	11.6	95.4
Share-based payments to directors and employees	58.2	7.2	65.4	42.3	4.1	46.4
Other reporting segment marketing costs	—	60.3	60.3	—	47.7	47.7
Loss on repurchase of long term debt (note 10)	—	58.9	58.9	—	2.6	2.6
Restructuring costs	15.7	4.5	20.2	15.0	2.4	17.4
Administrative expense and other	207.7	172.1	379.8	191.0	128.4	319.4
	7,360.0	3,049.7	10,409.7	6,602.0	2,075.9	8,677.9

(1)	Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

19.	Supplementary Cash Flow Information
Cash and cash equivalents included in the consolidated balance sheets and the consolidated statements of cash flows were comprised as follows:

	September 30, 2018	December 31, 2017
Holding company cash and investments:
Cash and balances with banks	56.6	129.1
Treasury bills and other eligible bills	226.7	866.3
	283.3	995.4
Subsidiary cash and short term investments:
Cash and balances with banks	2,501.4	2,355.5
Treasury bills and other eligible bills	3,128.1	5,028.6
	5,629.5	7,384.1
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	—	16.8

Fairfax India:
Cash and balances with banks	53.7	44.0
Treasury bills and other eligible bills	10.2	—
	63.9	44.0
Fairfax Africa:
Cash and balances with banks	37.8	329.7
Treasury bills and other eligible bills	57.6	—
	95.4	329.7

Cash and cash equivalents included in the consolidated balance sheets	6,072.1	8,770.0

Less: Cash and cash equivalents - restricted(1)
Holding company cash and cash equivalents - restricted:
Cash and balances with banks	0.6	1.7
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	280.2	546.8
Treasury bills and other eligible bills	192.5	286.5
	473.3	835.0

Cash and cash equivalents included in the consolidated statements of cash flows	5,598.8	7,935.0

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support subsidiary insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2018	2017	2018	2017
(a) Net (purchases) sales of investments classified at FVTPL
Short term investments	2,120.5	(70.9)	6,324.2	(195.9)
Bonds	(1,413.3)	2,075.3	(7,807.0)	4,245.2
Preferred stocks	(35.2)	(153.8)	(23.5)	(224.8)
Common stocks	(38.2)	251.7	263.0	484.7
Derivatives and short sales	29.6	(105.5)	12.3	(592.0)
	663.4	1,996.8	(1,231.0)	3,717.2

(b) Net interest and dividends received
Interest and dividends received	133.9	111.0	421.6	425.6
Interest paid	(53.9)	(60.4)	(189.3)	(171.4)
	80.0	50.6	232.3	254.2

(c) Net income taxes paid	(47.7)	(23.2)	(186.2)	(54.2)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 1, 2018)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018, and the notes to the MD&A contained in the company's 2017 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2018 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net interest and dividends paid and received respectively related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividends includes total return swap expense and income.

(5)
In this MD&A the measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three and nine months ended September 30, 2018 and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated from information contained within the company's unaudited interim consolidated financial statements.

(7)
Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares outstanding.

(8)	References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Sources of Income

Income in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017 is shown in the table that follows.

	Third quarter		First nine months
	2018	2017	2018	2017
Net premiums earned - Insurance and Reinsurance
Northbridge	292.0	272.5	835.2	749.3
Odyssey Group	741.7	637.2	2,067.2	1,722.9
Crum & Forster	498.0	468.4	1,457.2	1,377.1
Zenith National	206.4	211.5	602.1	599.1
Brit	392.9	381.2	1,172.2	1,125.1
Allied World(1)	603.7	506.0	1,682.9	506.0
Fairfax Asia	47.3	83.5	143.4	244.7
Other	281.6	195.9	841.0	533.4
	3,063.6	2,756.2	8,801.2	6,857.6
Run-off	1.2	3.5	5.3	21.5
	3,064.8	2,759.7	8,806.5	6,879.1
Interest and dividends	193.7	151.5	582.6	387.0
Share of profit of associates	63.9	55.1	126.9	131.8
Net gains on investments	41.2	1,100.5	917.2	1,287.2
Other(2)	1,077.4	840.5	3,144.6	2,218.0
	4,441.0	4,907.3	13,577.8	10,903.1

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Represents revenue earned by the Other reporting segment, which primarily comprises the revenue earned by Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus, William Ashley, Thomas Cook India and its subsidiaries Quess (de-consolidated on March 1, 2018) and Sterling Resorts, Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth, Boat Rocker, and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017).

Income of $4,441.0 in the third quarter of 2018 decreased from $4,907.3 in the third quarter of 2017 principally as a result of lower net gains on investments, partially offset by increases in net premiums earned and higher other revenue. Income of $13,577.8 in the first nine months of 2018 increased from $10,903.1 in the first nine months of 2017 principally as a result of increases in net premiums earned (including the consolidation of the net premiums earned of Allied World), other revenue and interest and dividends, partially offset by lower net gains on investments. An analysis of interest and dividends, share of profit of associates and net gains on investments for the third quarters and first nine months ended September 30, 2018 and 2017 is provided in the Investments section of this MD&A.
The year-over-year increase in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2018 reflected increases at Odyssey Group ($104.5, 16.4%), Allied World ($97.7, 19.3%), Insurance and Reinsurance – Other ($85.7, 43.7%, inclusive of the consolidation of the $63.5 and $21.6 of net premiums earned by Fairfax Latam and Colonnade Insurance related to the insurance operations acquired from AIG in Latin America and the business and renewal rights of the insurance operations acquired from AIG in central and eastern Europe respectively), Crum & Forster ($29.6, 6.3%), Northbridge ($19.5, 7.2%, inclusive of the unfavourable effect of foreign currency translation) and Brit ($11.7, 3.1%), partially offset by decreases at Fairfax Asia ($36.2, 43.4%, reflecting the divestiture of First Capital on December 28, 2017) and Zenith National ($5.1, 2.4%).
The year-over-year increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2018 reflected consolidation of the net premiums earned of Allied World ($1,176.9 of incremental net premiums earned) and increases at Odyssey Group ($344.3, 20.0%), Insurance and Reinsurance – Other ($307.6, 57.7% inclusive of the consolidation of the $187.2 and $63.7 of net premiums earned by Fairfax Latam and Colonnade Insurance related to the insurance operations acquired from AIG in Latin America and the business and renewal rights of the insurance operations acquired from AIG in central and eastern Europe respectively), Northbridge ($85.9, 11.5% including the favourable effect of foreign currency translation), Crum & Forster ($80.1, 5.8%), Brit ($47.1, 4.2%) and Zenith National ($3.0, 0.5%), partially offset by a decrease at Fairfax Asia ($101.3, 41.4% reflecting the divestiture of First Capital on December 28, 2017).
The increase in other revenue to $1,077.4 and $3,144.6 in the third quarter and first nine months of 2018 from $840.5 and $2,218.0 in the third quarter and first nine months of 2017 principally reflected increases at Thomas Cook India (increases of $177.7 and $627.8 primarily reflecting the adoption of IFRS 15 as described in the subsequent paragraph) and the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018), partially offset by decreases at Quess (primarily reflecting its de-consolidation on March 1, 2018). The increase in the first nine months of 2018 also reflected an increase at Fairfax India (primarily reflecting the merger of Fairchem and Privi Organics on March 14, 2017) and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).

IFRS 15 Revenue from Contracts with Customers ("IFRS 15") introduced a single model for recognizing revenue from contracts with customers that replaced the previous revenue recognition guidance in IAS 18 Revenue and various related standards and interpretations. The company adopted IFRS 15 on January 1, 2018 in accordance with its modified retrospective transition provisions, which did not require comparative periods to be restated. Upon adoption of IFRS 15, Thomas Cook India determined that it should be reporting in other revenue the gross receipts from certain of its travel related businesses (and the associated cost of sales in other expenses). Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue.
In order to better compare the third quarter and first nine months of 2018 to the third quarter and first nine months of 2017, the table which follows presents net premiums written by the company’s insurance and reinsurance operations, excluding acquisitions or divestitures of companies that occurred in 2017 (comprised of Allied World (acquired July 6, 2017), First Capital (divested December 28, 2017) and various acquisitions within Insurance and Reinsurance - Other).

	Third quarter			First nine months
Net premiums written - Insurance and Reinsurance	2018	2017	% change year-over-year	2018	2017	% change year-over-year
Northbridge	284.6	256.9	10.8	861.4	770.2	11.8
Odyssey Group	705.8	662.3	6.6	2,185.5	1,878.1	16.4
Crum & Forster	514.1	477.0	7.8	1,510.4	1,403.3	7.6
Zenith National	166.8	174.9	(4.6)	637.5	676.8	(5.8)
Brit	424.5	385.3	10.2	1,220.1	1,154.1	5.7
Allied World(1)	518.7	540.8	(4.1)	—	—	—
Fairfax Asia(2)	45.8	42.2	8.5	145.5	160.3	(9.2)
Other(3)	206.3	181.3	13.8	615.2	571.5	7.6
	2,866.6	2,720.7	5.4	7,175.6	6,614.3	8.5

(1)	Excludes in the first nine months of 2018 and 2017: Allied World, which is included in the company's financial reporting with effect from July 6, 2017.

(2)	Excludes in the third quarter and first nine months of 2017: First Capital, which was sold on December 28, 2017.

(3)
Excludes in the third quarters and first nine months of 2018 and 2017: Fairfax Latam (comprised of the insurance operations acquired from AIG in Chile and Colombia (acquired July 31, 2017), Argentina (acquired September 30, 2017) and Uruguay (acquired January 31, 2018)) and the business and renewal rights of the insurance operations acquired from AIG in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (acquired April 30, 2017), Bulgaria (acquired May 31, 2017), Poland (acquired June 30, 2017) and Romania (acquired October 31, 2017)). Also excluded from the first nine months of 2017 is the impact of the Bryte LPT. Refer to the Insurance and Reinsurance - Other section of this MD&A for additional information.

Northbridge’s net premiums written increased by 10.8% and 11.8% in the third quarter and first nine months of 2018. In Canadian dollar terms, Northbridge’s net premiums written increased by 15.9% and 10.3%, primarily due to price increases across the group and strong retention of renewal business.
Odyssey Group's net premiums written increased by 6.6% in the third quarter of 2018, primarily reflecting increases in U.S. Insurance (growth in automobile and U.S. crop lines of business) and EuroAsia (growth in commercial property and credit and bond lines of business), partially offset by decreases in North America (decreases in U.S. property treaty lines of business). Odyssey Group's net premiums written increased by 16.4% in the first nine months of 2018, primarily reflecting increases in all divisions with the majority of the increase related to U.S. Insurance (growth in automobile and U.S. crop lines of business), EuroAsia (growth in commercial property and credit and bond lines of business) and North America (growth in the accident and health line of business).
Crum & Forster's net premiums written increased by 7.8% and 7.6% in the third quarter and first nine months of 2018, primarily reflecting growth in accident and health, commercial transportation, commercial multi-peril and umbrella lines of business.
Zenith National's net premiums written decreased by 4.6% and 5.8% in the third quarter and first nine months of 2018, primarily reflecting price decreases.
Brit's net premiums written increased by 10.2% and 5.7% in the third quarter and first nine months of 2018, primarily reflecting increased contribution from underwriting initiatives launched in recent years, price increases (principally in property lines of business) and the favourable impact of foreign currency translation, partially offset by reductions in non-core lines of business through active portfolio management.
Allied World's net premiums written decreased by 4.1% in the third quarter of 2018, primarily reflecting a decrease in premium retention and decreases in the reinsurance segment, partially offset by growth in the insurance segment.
Net premiums written by Fairfax Asia (as adjusted) increased by 8.5% in the third quarter of 2018, primarily reflecting increased writings in commercial automobile and accident and health lines of business. Net premiums written by Fairfax Asia (as adjusted) decreased by 9.2% in the first nine months of 2018, primarily reflecting lower premium retention, partially offset by increased writings in commercial automobile and accident and health lines of business.
Net premiums written by the Insurance and Reinsurance – Other reporting segment (as adjusted) increased by 13.8% in the third quarter of 2018 (primarily due to increases at Advent and Group Re) and increased by 7.6% in the first nine months of 2018 (primarily due to increases at Advent and Polish Re).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for run-off operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2018 and 2017. In this table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Run-off, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income (loss) before net gains (losses) on investments, net realized gains on investments, pre-tax income including net realized gains on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Insurance and Reinsurance	2018	2017(1)	2018	2017(2)
Northbridge	89.5%	99.2%	98.1%	99.3%
Odyssey Group	97.5%	126.3%	93.5%	103.7%
Crum & Forster	98.1%	103.8%	98.8%	100.9%
Zenith National	80.3%	84.1%	84.9%	84.7%
Brit	108.3%	158.3%	101.3%	117.7%
Allied World(3)	96.7%	182.2%	95.5%	182.2%
Fairfax Asia	98.5%	82.0%	100.9%	87.0%
Other	104.7%	130.9%	102.2%	110.5%
Consolidated	97.6%	130.2%	96.6%	109.0%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	30.6	2.1	15.9	5.5
Odyssey Group	18.5	(167.8)	133.9	(64.1)
Crum & Forster	9.7	(17.7)	18.2	(11.8)
Zenith National	40.7	33.6	90.7	91.9
Brit	(32.5)	(222.2)	(14.9)	(199.2)
Allied World(3)	19.9	(415.8)	75.2	(415.8)
Fairfax Asia	0.7	15.1	(1.3)	31.9
Other	(13.4)	(60.3)	(18.6)	(55.8)
Underwriting profit (loss)	74.2	(833.0)	299.1	(617.4)
Interest and dividends - insurance and reinsurance	139.2	114.5	400.8	281.3
Share of profit of associates - insurance and reinsurance	36.5	38.1	24.9	48.8
Operating income (loss)	249.9	(680.4)	724.8	(287.3)
Run-off (excluding net gains on investments)	(49.2)	(15.4)	(102.3)	(95.1)
Other reporting segment	65.7	101.6	244.8	92.0
Interest expense	(84.8)	(96.3)	(259.9)	(235.9)
Corporate overhead and other	(2.6)	(66.6)	(113.8)	39.2
Pre-tax income (loss) before net gains (losses) on investments	179.0	(757.1)	493.6	(487.1)
Net realized gains on investments	73.9	999.5	1,002.0	1,145.6
Pre-tax income including net realized gains on investments	252.9	242.4	1,495.6	658.5
Net change in unrealized gains (losses) on investments	(32.7)	101.0	(84.8)	141.6
Pre-tax income	220.2	343.4	1,410.8	800.1
Income taxes	(71.0)	26.8	(139.7)	(42.0)
Net earnings	149.2	370.2	1,271.1	758.1

Attributable to:
Shareholders of Fairfax	106.2	476.9	853.6	871.1
Non-controlling interests	43.0	(106.7)	417.5	(113.0)
	149.2	370.2	1,271.1	758.1

Net earnings per share	$3.46	$16.85	$29.74	$34.04
Net earnings per diluted share	$3.34	$16.42	$28.83	$33.13
Cash dividends paid per share	$—	$—	$10.00	$10.00

(1)
The combined ratios in the third quarter of 2017 included combined ratio points arising from Hurricanes Harvey, Irma and Maria as follows: 35.0 for OdysseyRe, 5.9 for Crum & Forster, 59.7 for Brit, 76.1 for Allied World, 32.9 for Other - Insurance and reinsurance and 33.6 for Fairfax consolidated.

(2)
The combined ratios in the first nine months of 2017 included combined ratio points arising from Hurricanes Harvey, Irma and Maria as follows: 13.0 for OdysseyRe, 2.1 for Crum & Forster, 20.2 for Brit, 76.1 for Allied World, 12.0 for Other - Insurance and reinsurance and 13.5 for Fairfax consolidated.

(3)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

The company's insurance and reinsurance operations produced underwriting profits of $74.2 and $299.1 (combined ratios of 97.6% and 96.6%) in the third quarter and first nine months of 2018 compared to underwriting losses of $833.0 and $617.4 (combined ratios of 130.2% and 109.0%) in the third quarter and first nine months of 2017. The decrease in the combined ratio in the third quarter of 2018 principally reflected lower current period catastrophe losses, higher net favourable prior year reserve development and an improvement in non-catastrophe loss experience related to the current accident year, partially offset by the impact of a higher commission expense ratio. The decrease in the combined ratio in the first nine months of 2018 principally reflected lower current period catastrophe losses.

The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2018 and 2017:

	Third quarter		First nine months
	2018	2017	2018	2017
Underwriting profit (loss)	74.2	(833.0)	299.1	(617.4)

Loss & LAE - accident year	69.8%	101.3%	66.6%	79.0%
Commissions	17.3%	14.9%	17.0%	17.3%
Underwriting expense	16.2%	17.2%	17.2%	17.1%
Combined ratio - accident year	103.3%	133.4%	100.8%	113.4%
Net favourable development	(5.7)%	(3.2)%	(4.2)%	(4.4)%
Combined ratio - calendar year	97.6%	130.2%	96.6%	109.0%

Net (favourable) adverse prior year reserve development for the three and nine months ended September 30, 2018 and 2017 was comprised as follows:

	Third quarter		First nine months
Insurance and Reinsurance	2018	2017	2018	2017
Northbridge	(37.1)	(31.2)	(71.7)	(65.2)
Odyssey Group	(66.3)	(42.7)	(152.2)	(110.0)
Crum & Forster	—	(3.0)	(0.1)	(6.6)
Zenith National	(22.6)	(15.9)	(59.3)	(61.7)
Brit	(18.9)	—	(27.8)	(7.9)
Allied World	(13.3)	22.1	(28.4)	22.1
Fairfax Asia	(5.7)	(6.3)	(16.3)	(31.6)
Other	(9.7)	(10.6)	(16.5)	(38.0)
	(173.6)	(87.6)	(372.3)	(298.9)

Current period catastrophe losses for the three and nine months ended September 30, 2018 and 2017 were comprised as follows:

	Third quarter						First nine months
	2018			2017			2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Jebi	75.5	2.5		—	—		75.5	0.9		—	—
Hurricane Florence	71.9	2.3		—	—		71.9	0.8		—	—
Typhoon Mangkhut	20.5	0.7		—	—		20.5	0.2		—	—
Hurricane Irma	—	—		403.3	14.6		—	—		403.3	5.9
Hurricane Maria	—	—		276.7	10.0		—	—		276.7	4.0
Hurricane Harvey	—	—		249.5	9.0		—	—		249.5	3.6
Mexico earthquakes	—	—		31.7	1.2		—	—		31.7	0.5
Other	47.1	1.5		55.7	2.1		144.1	1.6		140.1	2.1
	215.0	7.0	points	1,016.9	36.9	points	312.0	3.5	points	1,101.3	16.1	points

(1)	Net of reinstatement premiums.
The commission expense ratio increased to 17.3% in the third quarter of 2018 from 14.9% in the third quarter of 2017, primarily reflecting the consolidation of Allied World (the release of acquisition accounting adjustments had reduced net premiums earned and commission expenses in the third quarter of 2017, resulting in a commission expense ratio that was generally lower than Fairfax's other operating companies, whereas those adjustments had a nominal impact on the third quarter of 2018 having been largely released in prior quarters). The commission expense ratio decreased to 17.0% in the first nine months of 2018 from 17.3% in the first nine months of 2017, primarily reflecting the consolidation of Allied World (the impact of the release of acquisition accounting adjustments as described in the preceding sentence that were weighted more in the first nine months of 2018 (affecting approximately six months) than the first nine months of 2017 (affecting approximately three months). Each of the third quarter and first nine months of 2018 also reflected increases in the commission expense ratios at Fairfax Asia (decreased profit commission on reinsurance ceded following the divestiture of First Capital) and Odyssey Group (reflecting the combination of higher reinstatement premiums received in 2017 which carry no commissions (related to the 2017 catastrophe losses) and increased writings of proportional reinsurance in 2018).

The underwriting expense ratio decreased to 16.2% in the third quarter of 2018 from 17.2% in the third quarter of 2017, primarily reflecting decreases at Allied World (primarily related to expense rationalization efforts) and Odyssey Group (primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses), partially offset by the impact of the consolidation of Fairfax Latam (primarily related to the impact on underwriting expenses of the macro economic conditions in Argentina, specifically very high inflation combined with U.S. dollar denominated underwriting expenses).
The underwriting expense ratio increased to 17.2% in the first nine months of 2018 from 17.1% in the first nine months of 2017, primarily reflecting the consolidation of Fairfax Latam (principally related to the macro economic conditions in Argentina as described in the preceding paragraph, and lower net premiums earned due to changes to Fairfax Latam's reinsurance structure subsequent to its acquisition by the company), partially offset by the impact of a lower underwriting expense ratio at Odyssey Group (primarily related to expense rationalization efforts).
Underwriting expenses in the third quarter of 2018 increased by $24.1 or 5.1%, primarily reflecting increases at Fairfax Latam (described in the preceding paragraph), Brit (primarily reflecting incremental expenses incurred related to new underwriting initiatives and the unfavourable impact of foreign currency translation), and Odyssey Group and Crum & Forster commensurate with their increased business volumes, partially offset by a decrease at Allied World (primarily related to expense rationalization efforts).
Underwriting expenses in the first nine months of 2018 increased by $68.0 or 6.5% (excluding underwriting expenses of Allied World and Fairfax Latam in the first nine months of 2018 and 2017), primarily reflecting increases at Odyssey Group and Crum & Forster commensurate with their increased business volumes, and Colonnade Insurance reflecting start-up costs associated with its operations.
Operating expenses as presented in the consolidated statement of earnings increased from $564.0 and $1,419.6 in the third quarter and first nine months of 2017 to $581.9 and $1,825.0 in the third quarter and first nine months of 2018, primarily reflecting increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of the operating expenses of Allied World and Fairfax Latam) and increased subsidiary holding companies' corporate overhead. Fairfax corporate overhead in the third quarter and first nine months of 2018 included the benefit of $20.0 related to the settlement of a lawsuit.
Other expenses as presented in the consolidated statement of earnings increased to $1,027.4 and $3,049.7 in the third quarter and first nine months of 2018 from $784.0 and $2,075.9 in the third quarter and first nine months of 2017 principally reflecting increases at Thomas Cook India (increases of $175.6 and $633.0 primarily reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A) and the consolidation of Dexterra (on March 7, 2018) and Toys "R" Us Canada (on May 31, 2018), partially offset by decreases at Quess (primarily reflecting its de-consolidation on March 1, 2018). The increase in the first nine months of 2018 also reflected increases at Fairfax India (primarily reflecting the impact of the merger of Fairchem and Privi Organics on March 14, 2017) and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017). Other expenses also included losses on repurchase of long term debt of $58.9 in the first nine months of 2018.
The company reported net earnings attributable to shareholders of Fairfax of $106.2 (net earnings of $3.46 per basic share and $3.34 per diluted share) in the third quarter of 2018 compared to net earnings attributable to shareholders of Fairfax of $476.9 (net earnings of $16.85 per basic share and $16.42 per diluted share) in the third quarter of 2017. The company reported net earnings attributable to shareholders of Fairfax of $853.6 (net earnings of $29.74 per basic share and $28.83 per diluted share) in the first nine months of 2018 compared to net earnings attributable to shareholders of Fairfax of $871.1 (net earnings of $34.04 per basic share and $33.13 per diluted share) in the first nine months of 2017. The year-over-year decrease in profitability in the third quarter and first nine months of 2018 primarily reflected decreased net gains on investments and increased net earnings attributable to non-controlling interests, partially offset by increases in underwriting profit and interest and dividends.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and nine months ended September 30, 2018 and 2017. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group and Group Re.
Quarter ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	353.1	802.1	614.7	169.4	529.9	797.9	101.4	448.5	3,817.0	(0.1)	—	—	(53.3)	3,763.6
Net premiums written	284.6	705.8	514.1	166.8	424.5	518.7	45.8	300.6	2,960.9	(0.1)	—	—	—	2,960.8
Net premiums earned	292.0	741.7	498.0	206.4	392.9	603.7	47.3	281.6	3,063.6	1.2	—	—	—	3,064.8
Underwriting profit (loss)	30.6	18.5	9.7	40.7	(32.5)	19.9	0.7	(13.4)	74.2	(62.7)	—	—	—	11.5
Interest and dividends	16.0	33.2	15.3	8.4	13.7	32.7	6.6	13.3	139.2	9.6	4.2	5.1	35.6	193.7
Share of profit (loss) of associates	3.1	3.3	4.6	5.0	6.3	5.9	(1.6)	9.9	36.5	3.9	14.2	9.3	—	63.9
Operating income (loss)	49.7	55.0	29.6	54.1	(12.5)	58.5	5.7	9.8	249.9	(49.2)	18.4	14.4	35.6	269.1
Net gains (losses) on investments	33.6	22.5	48.5	(4.6)	5.0	(0.7)	10.2	5.9	120.4	7.1	9.4	(95.7)	—	41.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	47.3	0.3	2.4	50.0
Interest expense	—	(1.1)	(0.5)	(0.8)	(3.6)	(5.8)	—	(1.4)	(13.2)	—	(24.0)	(47.6)	—	(84.8)
Corporate overhead and other	(2.5)	(5.7)	(7.6)	(2.1)	(2.3)	(13.5)	(1.8)	(4.2)	(39.7)	—	—	22.4	(38.0)	(55.3)
Pre-tax income (loss)	80.8	70.7	70.0	46.6	(13.4)	38.5	14.1	10.1	317.4	(42.1)	51.1	(106.2)	—	220.2
Income taxes														(71.0)
Net earnings														149.2

Attributable to:
Shareholders of Fairfax														106.2
Non-controlling interests														43.0
														149.2

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

Quarter ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	310.8	756.6	557.1	177.6	488.7	756.4	173.9	316.8	3,537.9	—	—	—	(60.9)	3,477.0
Net premiums written	256.9	662.3	477.0	174.9	385.3	540.8	71.7	210.6	2,779.5	(0.3)	—	—	—	2,779.2
Net premiums earned	272.5	637.2	468.4	211.5	381.2	506.0	83.5	195.9	2,756.2	3.5	—	—	—	2,759.7
Underwriting profit (loss)	2.1	(167.8)	(17.7)	33.6	(222.2)	(415.8)	15.1	(60.3)	(833.0)	(26.6)	—	—	—	(859.6)
Interest and dividends	13.4	26.3	8.2	5.6	9.3	33.4	8.1	10.2	114.5	5.8	29.0	(4.6)	6.8	151.5
Share of profit (loss) of associates	(0.3)	7.3	3.9	2.5	7.1	1.1	14.1	2.4	38.1	5.4	16.1	(4.5)	—	55.1
Operating income (loss)	15.2	(134.2)	(5.6)	41.7	(205.8)	(381.3)	37.3	(47.7)	(680.4)	(15.4)	45.1	(9.1)	6.8	(653.0)
Net gains (losses) on investments	(12.9)	104.2	72.9	1.7	11.9	10.4	942.2	20.7	1,151.1	16.9	10.2	(77.7)	—	1,100.5
Other reporting segment	—	—	—	—	—	—	—	—	—	—	56.5	—	—	56.5
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.1)	(7.6)	—	(1.3)	(14.0)	—	(21.3)	(61.0)	—	(96.3)
Corporate overhead and other	(1.6)	(4.3)	(6.3)	(2.0)	(2.3)	(12.9)	1.7	(6.4)	(34.1)	—	—	(23.4)	(6.8)	(64.3)
Pre-tax income (loss)	0.7	(35.1)	60.6	40.6	(199.3)	(391.4)	981.2	(34.7)	422.6	1.5	90.5	(171.2)	—	343.4
Income taxes														26.8
Net earnings														370.2

Attributable to:
Shareholders of Fairfax														476.9
Non-controlling interests														(106.7)
														370.2

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

Nine months ended September 30, 2018

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	979.6	2,514.7	1,804.9	646.2	1,680.7	2,617.7	297.5	1,380.4	11,921.7	0.5	—	—	(159.2)	11,763.0
Net premiums written	861.4	2,185.5	1,510.4	637.5	1,220.1	1,882.2	145.5	934.4	9,377.0	(0.3)	—	—	—	9,376.7
Net premiums earned	835.2	2,067.2	1,457.2	602.1	1,172.2	1,682.9	143.4	841.0	8,801.2	5.3	—	—	—	8,806.5
Underwriting profit (loss)	15.9	133.9	18.2	90.7	(14.9)	75.2	(1.3)	(18.6)	299.1	(131.8)	—	—	—	167.3
Interest and dividends	51.4	106.2	45.8	23.7	37.6	83.0	15.6	37.5	400.8	32.3	9.7	30.6	109.2	582.6
Share of profit (loss) of associates	(4.9)	28.8	2.1	(4.3)	(2.6)	(7.5)	(2.3)	15.6	24.9	(2.8)	84.5	20.3	—	126.9
Operating income (loss)	62.4	268.9	66.1	110.1	20.1	150.7	12.0	34.5	724.8	(102.3)	94.2	50.9	109.2	876.8
Net gains (losses) on investments	(10.3)	58.8	19.3	(10.6)	(2.0)	11.9	(116.1)	15.4	(33.6)	2.0	874.2	74.6	—	917.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	150.6	—	3.2	153.8
Interest expense	—	(3.0)	(1.6)	(2.5)	(10.7)	(20.1)	—	(4.1)	(42.0)	—	(66.3)	(151.6)	—	(259.9)
Corporate overhead and other	(5.8)	(19.8)	(17.9)	(6.1)	(10.9)	(42.6)	(6.6)	(10.8)	(120.5)	—	—	(44.2)	(112.4)	(277.1)
Pre-tax income (loss)	46.3	304.9	65.9	90.9	(3.5)	99.9	(110.7)	35.0	528.7	(100.3)	1,052.7	(70.3)	—	1,410.8
Income taxes														(139.7)
Net earnings														1,271.1

Attributable to:
Shareholders of Fairfax														853.6
Non-controlling interests														417.5
														1,271.1

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

Nine months ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	868.3	2,117.6	1,625.7	685.6	1,581.2	756.4	522.5	835.0	8,992.3	12.3	—	—	(146.8)	8,857.8
Net premiums written	770.2	1,878.1	1,403.3	676.8	1,154.1	540.8	257.9	575.0	7,256.2	11.9	—	—	—	7,268.1
Net premiums earned	749.3	1,722.9	1,377.1	599.1	1,125.1	506.0	244.7	533.4	6,857.6	21.5	—	—	—	6,879.1
Underwriting profit (loss)	5.5	(64.1)	(11.8)	91.9	(199.2)	(415.8)	31.9	(55.8)	(617.4)	(124.0)	—	—	—	(741.4)
Interest and dividends	38.5	95.8	25.9	17.3	22.9	33.4	20.9	26.6	281.3	22.4	(79.6)	(4.8)	167.7	387.0
Share of profit (loss) of associates	0.2	7.4	1.3	(3.0)	8.3	1.1	29.7	3.8	48.8	6.5	26.9	49.6	—	131.8
Operating income (loss)	44.2	39.1	15.4	106.2	(168.0)	(381.3)	82.5	(25.4)	(287.3)	(95.1)	(52.7)	44.8	167.7	(222.6)
Net gains (losses) on investments	33.7	173.1	2.4	19.5	68.8	10.4	962.7	48.1	1,318.7	78.8	6.8	(117.1)	—	1,287.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	144.7	—	—	144.7
Interest expense	—	(2.4)	(1.3)	(2.5)	(9.1)	(7.6)	—	(3.6)	(26.5)	—	(43.4)	(166.0)	—	(235.9)
Corporate overhead and other	(5.8)	(18.5)	(16.1)	(6.1)	(6.9)	(12.9)	(2.0)	(10.8)	(79.1)	—	—	73.5	(167.7)	(173.3)
Pre-tax income (loss)	72.1	191.3	0.4	117.1	(115.2)	(391.4)	1,043.2	8.3	925.8	(16.3)	55.4	(164.8)	—	800.1
Income taxes														(42.0)
Net earnings														758.1

Attributable to:
Shareholders of Fairfax														871.1
Non-controlling interests														(113.0)
														758.1

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

Net gains (losses) on investments for the three and nine months ended September 30, 2018 and 2017 for each of the insurance and reinsurance operations, run-off operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:

Quarter ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(2)	46.1	15.1	(3.1)	(2.5)	3.1	4.9	37.2	(10.3)	90.5	11.1	(13.7)	(93.8)	(5.9)
Short equity exposures	(0.1)	30.4	53.9	—	—	—	—	6.6	90.8	6.7	—	(3.3)	94.2
Bonds	(3.6)	(9.8)	(12.6)	(5.6)	(0.8)	(10.7)	1.5	(3.3)	(44.9)	(8.9)	68.0	0.2	14.4
U.S. treasury bond forwards	—	1.4	9.1	3.1	—	—	—	0.2	13.8	5.2	—	—	19.0
CPI-linked derivatives	0.8	(0.2)	(0.5)	(0.4)	0.1	—	—	(0.9)	(1.1)	—	—	(0.7)	(1.8)
Foreign currency	(10.9)	(14.6)	(0.3)	0.4	2.4	4.6	(29.2)	12.4	(35.2)	(6.9)	(43.6)	(5.3)	(91.0)
Other	1.3	0.2	2.0	0.4	0.2	0.5	0.7	1.2	6.5	(0.1)	(1.3)	7.2	12.3
Net gains (losses) on investments	33.6	22.5	48.5	(4.6)	5.0	(0.7)	10.2	5.9	120.4	7.1	9.4	(95.7)	41.2

Quarter ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(4)	30.0	115.7	23.5	(6.7)	16.2	3.0	7.8	24.0	213.5	24.8	10.9	(8.4)	240.8
Short equity exposures	(13.5)	7.9	3.8	—	—	—	—	1.6	(0.2)	(7.4)	—	(46.9)	(54.5)
Bonds	(21.0)	2.8	43.6	6.0	(14.2)	(0.4)	1.7	1.7	20.2	1.1	4.7	(1.4)	24.6
U.S. treasury bond forwards	—	(0.6)	0.1	—	—	—	—	(0.1)	(0.6)	0.2	—	—	(0.4)
CPI-linked derivatives	(0.9)	(5.7)	(0.8)	(1.4)	(2.9)	—	—	(6.4)	(18.1)	(0.6)	—	(0.6)	(19.3)
Foreign currency	(9.1)	(17.8)	1.5	3.4	13.0	7.8	2.3	(0.9)	0.2	(1.2)	(5.7)	(20.4)	(27.1)
Other(5)	1.6	1.9	1.2	0.4	(0.2)	—	930.4	0.8	936.1	—	0.3	—	936.4
Net gains (losses) on investments	(12.9)	104.2	72.9	1.7	11.9	10.4	942.2	20.7	1,151.1	16.9	10.2	(77.7)	1,100.5

Nine months ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(2)(3)	19.9	67.4	8.1	0.5	1.4	60.7	(44.0)	6.9	120.9	20.5	902.9	59.1	1,103.4
Short equity exposures	0.1	18.1	32.1	—	—	—	—	3.9	54.2	3.3	—	(10.8)	46.7
Bonds	(9.8)	(35.6)	(50.9)	(13.3)	(3.8)	(33.7)	(9.0)	(19.9)	(176.0)	(23.4)	67.7	(3.5)	(135.2)
U.S. treasury bond forwards	0.5	7.1	37.2	6.6	0.3	—	—	0.5	52.2	12.4	—	0.3	64.9
CPI-linked derivatives	(1.6)	(0.3)	(0.8)	(2.0)	0.1	—	—	(10.2)	(14.8)	—	—	(6.2)	(21.0)
Foreign currency	(17.4)	4.9	(6.3)	(1.9)	(4.7)	(12.2)	(63.1)	21.2	(79.5)	(10.5)	(96.1)	13.2	(172.9)
Other	(2.0)	(2.8)	(0.1)	(0.5)	4.7	(2.9)	—	13.0	9.4	(0.3)	(0.3)	22.5	31.3
Net gains (losses) on investments	(10.3)	58.8	19.3	(10.6)	(2.0)	11.9	(116.1)	15.4	(33.6)	2.0	874.2	74.6	917.2

Nine months ended September 30, 2017

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(4)	70.5	280.9	93.6	16.5	66.0	3.0	26.2	60.0	616.7	118.4	24.2	26.8	786.1
Short equity exposures	(13.3)	(57.8)	(113.3)	—	—	—	—	(10.7)	(195.1)	(21.4)	—	(107.7)	(324.2)
Bonds	(19.1)	(5.3)	79.6	2.4	(10.5)	(0.4)	9.8	10.0	66.5	2.7	5.7	(1.5)	73.4
U.S. treasury bond forwards	(1.9)	(21.7)	(62.7)	(5.6)	(0.9)	—	—	(2.1)	(94.9)	(16.7)	—	(1.0)	(112.6)
CPI-linked derivatives	(3.6)	(16.4)	(3.5)	(3.6)	(6.1)	—	—	(11.1)	(44.3)	(1.6)	—	(1.4)	(47.3)
Foreign currency	(2.4)	(8.9)	7.4	9.1	19.9	7.8	(4.0)	(0.1)	28.8	(2.5)	(23.4)	(29.2)	(26.3)
Other(5)	3.5	2.3	1.3	0.7	0.4	—	930.7	2.1	941.0	(0.1)	0.3	(3.1)	938.1
Net gains (losses) on investments	33.7	173.1	2.4	19.5	68.8	10.4	962.7	48.1	1,318.7	78.8	6.8	(117.1)	1,287.2

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Corporate and Other includes the Seaspan forward contracts described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

(3)
The Other reporting segment included a non-cash gain of $889.9 from the de-consolidation of Quess. Refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2018 for additional details.

(4)	Included net realized gains of $51.3 across various reporting segments related to the re-measurement to fair value of Grivalia Properties (consolidated commencing July 4, 2017).

(5)
The Fairfax Asia reporting segment included net realized gains of $930.1 on the partial disposition of Fairfax Asia's investment in ICICI Lombard and the re-measurement to fair value of the remaining interest.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Run-off and Other reporting segment for the three and nine months ended September 30, 2018 and 2017.

Northbridge

	Cdn$		Cdn$
	Third quarter		First nine months		Third quarter		First nine months
	2018	2017	2018	2017	2018	2017	2018	2017
Underwriting profit	39.2	2.7	20.4	7.2	30.6	2.1	15.9	5.5

Loss & LAE - accident year	69.3%	76.5%	72.9%	73.6%	69.3%	76.5%	72.9%	73.6%
Commissions	16.6%	16.8%	16.9%	16.9%	16.6%	16.8%	16.9%	16.9%
Underwriting expenses	16.3%	17.4%	16.9%	17.5%	16.3%	17.4%	16.9%	17.5%
Combined ratio - accident year	102.2%	110.7%	106.7%	108.0%	102.2%	110.7%	106.7%	108.0%
Net favourable development	(12.7)%	(11.5)%	(8.6)%	(8.7)%	(12.7)%	(11.5)%	(8.6)%	(8.7)%
Combined ratio - calendar year	89.5%	99.2%	98.1%	99.3%	89.5%	99.2%	98.1%	99.3%

Gross premiums written	460.7	389.9	1,261.3	1,133.6	353.1	310.8	979.6	868.3
Net premiums written	371.9	320.8	1,109.0	1,005.5	284.6	256.9	861.4	770.2
Net premiums earned	381.2	342.2	1,075.4	978.3	292.0	272.5	835.2	749.3
Underwriting profit	39.2	2.7	20.4	7.2	30.6	2.1	15.9	5.5
Interest and dividends	20.8	16.9	66.1	50.3	16.0	13.4	51.4	38.5
Share of profit (loss) of associates	3.9	(0.4)	(6.4)	0.3	3.1	(0.3)	(4.9)	0.2
Operating income	63.9	19.2	80.1	57.8	49.7	15.2	62.4	44.2
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 1.4% in the first nine months of 2018 compared to the first nine months of 2017. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profits of Cdn$39.2 and Cdn$20.4 ($30.6 and $15.9) and combined ratios of 89.5% and 98.1% in the third quarter and first nine months of 2018 compared to underwriting profits of Cdn$2.7 and Cdn$7.2 ($2.1 and $5.5) and combined ratios of 99.2% and 99.3% in the third quarter and first nine months of 2017. The increase in underwriting profit in the third quarter of 2018 principally reflected better non-catastrophe loss experience related to the current accident year (reflecting improvements in personal lines and commercial automobile lines of business) and increased net favourable prior year reserve development. The increase in underwriting profit in the first nine months of 2018 principally reflected better non-catastrophe loss experience related to the current accident year (reflecting lower frequency of large losses) and increased net favourable prior year reserve development, partially offset by an increase in current period catastrophe losses.
Net favourable prior year reserve development in the third quarter and first nine months of 2018 of Cdn$48.2 and Cdn$92.4 ($37.1 and $71.7; 12.7 and 8.6 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2006 to 2016. Net favourable prior year reserve development in the third quarter and first nine months of 2017 of Cdn$39.8 and Cdn$85.1 ($31.2 and $65.2; 11.5 and 8.7 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2008 to 2013.
The underwriting results in the third quarter and first nine months of 2018 included Cdn$3.9 and Cdn$22.0 ($2.9 and $17.1; 1.0 and 2.0 combined ratio points) of current period catastrophe losses principally related to several storms in Ontario and Quebec. The underwriting results in the third quarter and first nine months of 2017 included Cdn$2.6 and Cdn$9.0 ($2.1 and $6.9; 0.8 and 0.9 of a combined ratio point) of current period catastrophe losses.
Gross premiums written increased by 18.2% and 11.3% from Cdn$389.9 and Cdn$1,133.6 in the third quarter and first nine months of 2017 to Cdn$460.7 and Cdn$1,261.3 in the third quarter and first nine months of 2018, primarily reflecting price increases across the group and strong retention of renewal business. Net premiums written increased by 15.9% and 10.3% in the third quarter and first nine months of 2018, consistent with the growth in gross premiums written. Net premiums earned increased by 11.4% and 9.9% in the third quarter and first nine months of 2018 reflecting the growth in net premiums written during 2017 and 2018.
Interest and dividends increased to Cdn$20.8 and Cdn$66.1 ($16.0 and $51.4) in the third quarter and first nine months of 2018 from Cdn$16.9 and Cdn$50.3 ($13.4 and $38.5) in the third quarter and first nine months of 2017, principally reflecting lower total return swap expense and higher interest income earned (primarily due to purchases of short-dated Canadian government and U.S. treasury bonds in the first and second quarters of 2018).

Share of loss of associates of Cdn$6.4 ($4.9) in the first nine months of 2018 primarily reflected Northbridge's share of loss of Peak Achievement and Farmers Edge.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to Cdn$102.5 ($79.6) in the first nine months of 2018 from Cdn$94.5 ($72.4) in the first nine months of 2017, primarily due to higher net premium collections, partially offset by higher net paid claims.

Odyssey Group(1)

	Third quarter		First nine months
	2018	2017	2018	2017
Underwriting profit (loss)	18.5	(167.8)	133.9	(64.1)

Loss & LAE - accident year	77.0%	103.6%	70.1%	79.1%
Commissions	20.4%	19.7%	21.0%	20.4%
Underwriting expenses	9.0%	9.7%	9.8%	10.6%
Combined ratio - accident year	106.4%	133.0%	100.9%	110.1%
Net favourable development	(8.9)%	(6.7)%	(7.4)%	(6.4)%
Combined ratio - calendar year	97.5%	126.3%	93.5%	103.7%

Gross premiums written	802.1	756.6	2,514.7	2,117.6
Net premiums written	705.8	662.3	2,185.5	1,878.1
Net premiums earned	741.7	637.2	2,067.2	1,722.9
Underwriting profit (loss)	18.5	(167.8)	133.9	(64.1)
Interest and dividends	33.2	26.3	106.2	95.8
Share of profit of associates	3.3	7.3	28.8	7.4
Operating income (loss)	55.0	(134.2)	268.9	39.1

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported underwriting profits of $18.5 and $133.9 and combined ratios of 97.5% and 93.5% in the third quarter and first nine months of 2018 compared to underwriting losses of $167.8 and $64.1 and combined ratios of 126.3% and 103.7% in the third quarter and first nine months of 2017. The increase in underwriting profit in the third quarter and first nine months of 2018 principally reflected lower current period catastrophe losses (as set out in the table below) and higher net favourable prior year reserve development, partially offset by higher non-catastrophe loss experience related to the current accident year (primarily related to the impact of large losses).

	Third quarter						First nine months
	2018			2017			2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Jebi	25.6	3.5		—	—		25.6	1.2		—	—
Hurricane Florence	7.5	1.0		—	—		7.5	0.4		—	—
Typhoon Mangkhut	6.0	0.8		—	—		6.0	0.3		—	—
Hurricane Irma	—	—		70.8	11.0		—	—		70.8	4.1
Hurricane Maria	—	—		102.6	16.0		—	—		102.6	5.9
Hurricane Harvey	—	—		51.6	8.0		—	—		51.6	3.0
Mexico earthquakes	—	—		8.2	1.3		—	—		8.2	0.5
Other	38.1	5.1		28.5	4.9		102.9	5.0		82.4	4.9
	77.2	10.4	points	261.7	41.2	points	142.0	6.9	points	315.6	18.4	points

(1)	Net of reinstatement premiums.

Net favourable prior year reserve development (primarily related to property catastrophe loss reserves in each of 2018 and 2017) increased to $66.3 and $152.2 (8.9 and 7.4 combined ratio points) in the third quarter and first nine months of 2018 from $42.7 and $110.0 (6.7 and 6.4 combined ratio points) in the third quarter and first nine months of 2017.
Odyssey Group's commission expense ratio increased to 20.4% and 21.0% in the third quarter and first nine months of 2018 from 19.7% and 20.4% in the third quarter and first nine months of 2017 primarily reflecting the combination of higher reinstatement premiums received in 2017 which carry no commissions (related to the 2017 catastrophe losses) and increased writings of proportional reinsurance in 2018.

Odyssey Group's underwriting expense ratio decreased to 9.0% and 9.8% in the third quarter and first nine months of 2018 from 9.7% and 10.6% in the third quarter and first nine months of 2017 primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.
Gross premiums written and net premiums written increased by 6.0% and 6.6% in the third quarter of 2018 principally reflecting increases in U.S. Insurance (growth in automobile and U.S. crop lines of business) and EuroAsia (growth in commercial property and credit and bond lines of business), partially offset by decreases in North America (decreases in U.S. property treaty lines of business). Gross premiums written and net premiums written increased by 18.8% and 16.4% in first nine months of 2018 principally reflecting increases in all divisions with the majority of the increase related to U.S. Insurance (growth in automobile and U.S. crop lines of business), EuroAsia (growth in commercial property and credit and bond lines of business) and North America (growth in the accident and health line of business). Net premiums earned in the third quarter and first nine months of 2018 increased by 16.4% and 20.0% consistent with the growth in net premiums written during 2017 and 2018.
Interest and dividends increased to $33.2 and $106.2 in the third quarter and first nine months of 2018 from $26.3 and $95.8 in the third quarter and first nine months of 2017, primarily reflecting higher interest income earned (principally due to the impact of higher short term interest rates on cash and cash equivalents and higher interest income earned on purchases of short-dated U.S. treasury bonds in the first and second quarters of 2018) and increased total return swap income, partially offset by higher investment management and administration fees. Share of profit of associates of $28.8 in the first nine months of 2018 primarily reflected Odyssey Group's share of net gains on sales of investment properties (located in Dublin, Ireland) by KWF LPs.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $265.2 in the first nine months of 2018 from $97.3 in the first nine months of 2017, primarily due to increased net premium volume, partially offset by higher net loss payments.

Crum & Forster

	Third quarter		First nine months
	2018	2017	2018	2017
Underwriting profit (loss)	9.7	(17.7)	18.2	(11.8)

Loss & LAE - accident year	63.9%	69.5%	63.4%	66.3%
Commissions	15.0%	15.8%	15.6%	15.7%
Underwriting expenses	19.2%	19.1%	19.8%	19.4%
Combined ratio - accident year	98.1%	104.4%	98.8%	101.4%
Net favourable development	—	(0.6)%	—	(0.5)%
Combined ratio - calendar year	98.1%	103.8%	98.8%	100.9%

Gross premiums written	614.7	557.1	1,804.9	1,625.7
Net premiums written	514.1	477.0	1,510.4	1,403.3
Net premiums earned	498.0	468.4	1,457.2	1,377.1
Underwriting profit (loss)	9.7	(17.7)	18.2	(11.8)
Interest and dividends	15.3	8.2	45.8	25.9
Share of profit of associates	4.6	3.9	2.1	1.3
Operating income (loss)	29.6	(5.6)	66.1	15.4
Crum & Forster reported underwriting profits of $9.7 and $18.2 and combined ratios of 98.1% and 98.8% in the third quarter and first nine months of 2018 compared to underwriting losses of $17.7 and $11.8 and combined ratios of 103.8% and 100.9% in the third quarter and first nine months of 2017. The increase in underwriting profits in the third quarter and first nine months of 2018 principally reflected lower current period catastrophe losses (as set out in the table below) and higher business volumes in more profitable lines of business. There was nominal net prior year reserve development in the third quarters and first nine months of 2018 and 2017.

	Third quarter						First nine months
	2018			2017			2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Florence	3.0	0.6		—	—		3.0	0.2		—	—
Hurricane Irma	—	—		21.5	4.6		—	—		21.5	1.6
Hurricane Maria	—	—		1.0	0.2		—	—		1.0	0.1
Hurricane Harvey	—	—		5.0	1.1		—	—		5.0	0.4
Other	1.5	0.3		3.0	0.6		13.6	0.9		13.1	0.8
	4.5	0.9	points	30.5	6.5	points	16.6	1.1	points	40.6	2.9	points

(1)	Net of reinstatement premiums.

Gross premiums written and net premiums written increased by 10.3% and 7.8% in the third quarter of 2018 and increased by 11.0% and 7.6% in the first nine months of 2018, principally reflecting growth in accident and health, commercial transportation, commercial multi-peril and umbrella lines of business. Net premiums earned increased by 6.3% and 5.8% in the third quarter and first nine months of 2018 reflecting the growth in net premiums written during 2017 and 2018.
Interest and dividends of $15.3 and $45.8 in the third quarter and first nine months of 2018 increased from $8.2 and $25.9 in the third quarter and first nine months of 2017, primarily due to lower total return swap expense and lower investment management and administration fees.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $55.8 in the first nine months of 2018 decreased from $89.9 in the first nine months of 2017 primarily due to higher net paid claims.

Zenith National (1)

	Third quarter		First nine months
	2018	2017	2018	2017
Underwriting profit	40.7	33.6	90.7	91.9

Loss & LAE - accident year	56.4%	55.8%	58.1%	58.1%
Commissions	10.6%	10.3%	10.5%	10.3%
Underwriting expenses	24.3%	25.5%	26.2%	26.6%
Combined ratio - accident year	91.3%	91.6%	94.8%	95.0%
Net favourable development	(11.0)%	(7.5)%	(9.9)%	(10.3)%
Combined ratio - calendar year	80.3%	84.1%	84.9%	84.7%

Gross premiums written	169.4	177.6	646.2	685.6
Net premiums written	166.8	174.9	637.5	676.8
Net premiums earned	206.4	211.5	602.1	599.1
Underwriting profit	40.7	33.6	90.7	91.9
Interest and dividends	8.4	5.6	23.7	17.3
Share of profit (loss) of associates	5.0	2.5	(4.3)	(3.0)
Operating income	54.1	41.7	110.1	106.2

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profits of $40.7 and $90.7 and combined ratios of 80.3% and 84.9% in the third quarter and first nine months of 2018 compared to underwriting profits of $33.6 and $91.9 and combined ratios of 84.1% and 84.7% in the third quarter and first nine months of 2017. The decrease in the combined ratio in the third quarter of 2018 principally reflected higher net favourable prior year reserve development while the modest increase in the combined ratio in the first nine months of 2018 principally reflected lower net favourable prior year reserve development. Net favourable prior year reserve development of $22.6 and $59.3 (11.0 and 9.9 combined ratio points) in the third quarter and first nine months of 2018 (compared to $15.9 and $61.7 (7.5 and 10.3 combined ratio points) in the third quarter and first nine months of 2017), principally reflected net favourable emergence related to accident years 2015 through 2017. The estimated accident year loss and LAE ratio in the third quarter and first nine months of 2018 was comparable to that of the third quarter and first nine months of 2017 and reflected favourable loss development trends for accident year 2017 emerging in 2018, offset by modest earned price decreases and estimated loss trends for accident year 2018.
Net premiums earned decreased to $206.4 in the third quarter of 2018 from $211.5 in the third quarter of 2017, primarily reflecting earned price decreases. Net premiums earned increased to $602.1 in the first nine months of 2018 from $599.1 in the first nine months of 2017, primarily reflecting higher audit premiums (additional net premiums earned based on exposure reported by the insured), partially offset by earned price decreases.
Interest and dividends of $8.4 and $23.7 in the third quarter and first nine months of 2018 increased from $5.6 and $17.3 in the third quarter and first nine months of 2017, primarily reflecting higher total return swap income and higher interest income earned (principally reflecting purchases of short-dated U.S. treasury bonds in the first and second quarters of 2018). Share of loss of associates of $4.3 in the first nine months of 2018 primarily reflected Zenith National's share of loss of Farmers Edge and a non-cash impairment charge related to Thai Re.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $91.0 in the first nine months of 2018 from $76.2 in the first nine months of 2017, primarily as a result of lower income taxes paid.

Brit

	Third quarter		First nine months
	2018	2017	2018	2017
Underwriting loss	(32.5)	(222.2)	(14.9)	(199.2)

Loss & LAE - accident year	70.3%	117.7%	61.2%	76.4%
Commissions	28.9%	28.5%	28.1%	27.7%
Underwriting expenses	13.9%	12.1%	14.4%	14.3%
Combined ratio - accident year	113.1%	158.3%	103.7%	118.4%
Net favourable development	(4.8)%	—	(2.4)%	(0.7)%
Combined ratio - calendar year	108.3%	158.3%	101.3%	117.7%

Gross premiums written	529.9	488.7	1,680.7	1,581.2
Net premiums written	424.5	385.3	1,220.1	1,154.1
Net premiums earned	392.9	381.2	1,172.2	1,125.1
Underwriting loss	(32.5)	(222.2)	(14.9)	(199.2)
Interest and dividends	13.7	9.3	37.6	22.9
Share of profit (loss) of associates	6.3	7.1	(2.6)	8.3
Operating income (loss)	(12.5)	(205.8)	20.1	(168.0)

On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%.

Brit reported underwriting losses of $32.5 and $14.9 and combined ratios of 108.3% and 101.3% in the third quarter and first nine months of 2018 compared to underwriting losses of $222.2 and $199.2 and combined ratios of 158.3% and 117.7% in the third quarter and first nine months of 2017. The decrease in underwriting losses in the third quarter and first nine months of 2018 principally reflected lower current period catastrophe losses (as set out in the table below) and higher net favourable prior year reserve development, partially offset by increased non-catastrophe loss experience related to the current accident year (principally reflecting the impact of downward pressure on pricing experienced in recent years). The level of current period catastrophe losses in 2018, while significantly reduced over those experienced in 2017, were still the predominant driver of the underwriting losses in 2018.

	Third quarter						First nine months
	2018			2017			2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Jebi	24.3	6.2		—	—		24.3	2.1		—	—
Hurricane Florence	30.8	7.8		—	—		30.8	2.6		—	—
Typhoon Mangkhut	6.0	1.5		—	—		6.0	0.5		—	—
Hurricane Irma	—	—		111.3	29.3		—	—		111.3	9.9
Hurricane Maria	—	—		54.2	14.2		—	—		54.2	4.8
Hurricane Harvey	—	—		61.2	16.2		—	—		61.2	5.5
Mexico earthquakes	—	—		14.4	3.8		—	—		14.4	1.3
Other	4.6	1.3		2.7	0.4		9.2	0.8		4.0	0.3
	65.7	16.8	points	243.8	63.9	points	70.3	6.0	points	245.1	21.8	points

(1)	Net of reinstatement premiums.
Net favourable prior year reserve development of $18.9 (4.8 combined ratio points) in the third quarter of 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses. Net favourable prior year reserve development of $27.8 (2.4 combined ratio points) in the first nine months of 2018 reflected better than expected emergence on energy and U.S. property lines of business, partially offset by reserve strengthening in the marine line of business. Net favourable prior year reserve development of 7.9 (0.7 of a combined ratio point) in the first nine months of 2017 primarily reflected better than expected emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017.
Brit's underwriting expense ratio increased to 13.9% in the third quarter of 2018 from 12.1% in the third quarter of 2017, primarily reflecting incremental expenses incurred related to new underwriting initiatives and the unfavourable impact of foreign currency translation.

Gross premiums written and net premiums written increased by 8.4% and 10.2% in the third quarter of 2018 and increased by 6.3% and 5.7% in the first nine months of 2018, principally reflecting increased contribution from underwriting initiatives launched in recent years, price increases (principally in property lines of business) and the favourable impact of foreign currency translation, partially offset by reductions in non-core lines of business through active portfolio management. Net premiums earned increased by 3.1% and 4.2% in the third quarter and first nine months of 2018 reflecting increased net premiums written during 2017 and 2018 primarily related to Brit's U.S. operations.
Interest and dividends of $13.7 and $37.6 in the third quarter and first nine months of 2018 increased from $9.3 and $22.9 in the third quarter and first nine months of 2017, primarily due to higher interest income earned (principally reflecting purchases of short-dated U.S. treasury bonds in the first and second quarters of 2018). Share of loss of associates of $2.6 in the first nine months of 2018 primarily reflected Brit's share of loss of Peak Achievement.
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $44.9 in the first nine months of 2018 primarily reflected increased net underwriting cash outflow related to net paid losses on the 2017 catastrophe losses. This compares to cash provided by operating activities of $11.7 in the first nine months of 2017.

Allied World(1)

	Third quarter		First nine months
	2018	2017 (2)	2018	2017 (2)
Underwriting profit (loss)	19.9	(415.8)	75.2	(415.8)

Loss & LAE - accident year	70.4%	154.3%	69.8%	154.3%
Commissions	11.6%	1.4%	8.9%	1.4%
Underwriting expenses	16.9%	22.1%	18.5%	22.1%
Combined ratio - accident year	98.9%	177.8%	97.2%	177.8%
Net (favourable) adverse development	(2.2)%	4.4%	(1.7)%	4.4%
Combined ratio - calendar year	96.7%	182.2%	95.5%	182.2%

Gross premiums written	797.9	756.4	2,617.7	756.4
Net premiums written	518.7	540.8	1,882.2	540.8
Net premiums earned	603.7	506.0	1,682.9	506.0
Underwriting profit (loss)	19.9	(415.8)	75.2	(415.8)
Interest and dividends	32.7	33.4	83.0	33.4
Share of profit (loss) of associates	5.9	1.1	(7.5)	1.1
Operating income (loss)	58.5	(381.3)	150.7	(381.3)

(1)	These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

As used herein, “Allied World” means Allied World Assurance Company Holdings, GmbH, the successor by merger to Allied World Assurance Company Holdings, AG (“Allied World AG”). On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World AG for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together, “the co-investors”) invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the seven years subsequent to the acquisition date. Allied World is a global property, casualty and specialty insurer and reinsurer.

On May 7, 2018 Allied World used the proceeds of a $325.5 capital contribution from Fairfax to redeem all of its 5.50% senior notes due November 15, 2020 for cash consideration of $325.5, including accrued interest and make-whole provision. On April 30, 2018 a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

Allied World reported underwriting profits of $19.9 and $75.2 and combined ratios of 96.7% and 95.5% in the third quarter and first nine months of 2018. The increase in underwriting profit in the third quarter of 2018 principally reflected decreased current period catastrophe losses as set out in the table below. Net favourable prior year reserve development of $13.3 and $28.4 (2.2 and 1.7 combined ratio points) in the third quarter and first nine months of 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses. Net adverse prior year reserve development of $22.1 (4.4 combined ratio points) in the third quarter and first nine months of 2017 primarily related to the insurance segment (primarily adverse development in the errors and omissions and excess casualty lines of business) and reinsurance segment (primarily adverse development on U.S. storms that occurred in 2015 and 2016).

	Third quarter						First nine months
	2018			2017 (1)			2018			2017 (1)
	Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact
Typhoon Jebi	25.6	4.3		—	—		25.6	1.5		—	—
Hurricane Florence	27.6	4.6		—	—		27.6	1.7		—	—
Typhoon Mangkhut	8.5	1.4		—	—		8.5	0.5		—	—
Hurricane Irma	—	—		165.7	33.0		—	—		165.7	33.0
Hurricane Maria	—	—		108.3	21.0		—	—		108.3	21.0
Hurricane Harvey	—	—		112.0	22.1		—	—		112.0	22.1
Other	—	—		26.3	5.4		—	—		26.3	5.4
	61.7	10.3	points	412.3	81.5	points	61.7	3.7	points	412.3	81.5	points

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)	Net of reinstatement premiums.

The commission expense ratio increased to 11.6% in the third quarter of 2018 from 1.4% in the third quarter of 2017, primarily due to the release of acquisition accounting adjustments that had reduced net premiums earned and commission expenses in the third quarter of 2017 resulting in a commission expense ratio that was generally lower than Fairfax's other operating companies. Acquisition accounting adjustments had a nominal impact on the third quarter of 2018 as they had been largely released in prior quarters.

The underwriting expense ratio decreased to 16.9% in the third quarter of 2018 from 22.1% in the third quarter of 2017, primarily due to expense rationalization efforts and increased net premiums earned.

Gross premiums written increased by 5.5% in the third quarter of 2018 primarily due to growth in the insurance segment of $89.5, partially offset by a decrease of $48.0 in the reinsurance segment. Net premiums written decreased by 4.1% in the third quarter of 2018 primarily due to a decrease in premium retention, partially offset by the growth in gross premiums written. Net premiums earned increased by 19.3% in the third quarter of 2018 primarily due to the growth in net premiums written during 2018 and the release of acquisition accounting adjustments that increased net premiums earned nominally in the third quarter of 2018 compared to a reduction in the third quarter of 2017.

Share of loss of associates of $7.5 in the first nine months of 2018 primarily reflected Allied World's share of loss of Peak Achievement and Farmers Edge.

Fairfax Asia

	Third quarter		First nine months
	2018	2017	2018	2017
Underwriting profit (loss)	0.7	15.1	(1.3)	31.9

Loss & LAE - accident year	74.6%	77.7%	73.5%	79.9%
Commissions	9.5%	(9.7)%	10.2%	(1.6)%
Underwriting expenses	26.4%	21.5%	28.6%	21.6%
Combined ratio - accident year	110.5%	89.5%	112.3%	99.9%
Net favourable development	(12.0)%	(7.5)%	(11.4)%	(12.9)%
Combined ratio - calendar year	98.5%	82.0%	100.9%	87.0%

Gross premiums written	101.4	173.9	297.5	522.5
Net premiums written	45.8	71.7	145.5	257.9
Net premiums earned	47.3	83.5	143.4	244.7
Underwriting profit (loss)	0.7	15.1	(1.3)	31.9
Interest and dividends	6.6	8.1	15.6	20.9
Share of profit (loss) of associates	(1.6)	14.1	(2.3)	29.7
Operating income	5.7	37.3	12.0	82.5

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan (‘‘Mitsui Sumitomo’’) for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. On July 1, 2018 Falcon entered into a 25% quota share reinsurance agreement to participate in the net underwriting result of First Capital’s insurance portfolio.

On August 30, 2017 Pacific Insurance acquired the assets and liabilities of the general insurance business of Prudential Assurance Malaysia Berhad (‘‘Prudential Assurance Malaysia’’) for $2.3. Prudential Assurance Malaysia is a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 and recorded a net realized gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and recorded a net realized gain of $372.3. In the third quarter of 2017 the company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to a common stock (included in holding company cash and investments in the Fairfax Asia reporting segment with a fair value of $452.4 at September 30, 2018 (December 31, 2017 - $549.0)).
Fairfax Asia reported an underwriting profit of $0.7 and an underwriting loss of $1.3 and combined ratios of 98.5% and 100.9% in the third quarter and first nine months of 2018 compared to underwriting profits of $15.1 and $31.9 and combined ratios of 82.0% and 87.0% in the third quarter and first nine months of 2017. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2018	2017	2018	2017
First Capital(1)	—	45.6%	—	57.8%
Falcon	100.9%	104.0%	99.3%	102.8%
Pacific Insurance	93.3%	116.6%	102.9%	104.3%
AMAG Insurance	99.0%	91.8%	89.4%	95.0%
Fairfirst Insurance	97.8%	96.2%	99.9%	99.4%
Fairfax Asia (excluding First Capital(1))	98.5%	104.5%	100.9%	103.4%

(1)	The company divested its 97.7% interest in First Capital on December 28, 2017.

Fairfax Asia's underwriting results in the third quarter and first nine months of 2018 included the benefit of $5.7 and $16.3 (12.0 and 11.4 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, workers' compensation and property loss reserves. Fairfax Asia's underwriting profits in the third quarter and first nine months of 2017 included the benefit of $6.3 and $31.6 (7.5 and 12.9 combined ratio points) of net favourable prior year reserve development, primarily related to marine and property loss reserves (the first nine months of 2017 also included net favourable prior year reserve development related to commercial automobile and accident and health loss reserves).

Fairfax Asia's commission expense ratio was 9.5% and 10.2% in the third quarter and first nine months of 2018 compared to a commission income ratio of 9.7% and 1.6% in the third quarter and first nine months of 2017, with the year-over-year change primarily reflecting decreased profit commission on reinsurance ceded following the divestiture of First Capital. Fairfax Asia's underwriting expense ratio increased to 26.4% and 28.6% in the third quarter and first nine months of 2018 from 21.5% and 21.6% in the third quarter and first nine months of 2017, primarily reflecting lower net earned premium following the divestiture of First Capital.
The divestiture of First Capital affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	Third quarter
	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	101.4	45.8	47.3	173.9	71.7	83.5
First Capital	—	—	—	(88.5)	(29.5)	(32.0)
Fairfax Asia - as adjusted to exclude First Capital	101.4	45.8	47.3	85.4	42.2	51.5
Percentage change (year-over-year)	18.7%	8.5%	(8.2)%

	First nine months
	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	297.5	145.5	143.4	522.5	257.9	244.7
First Capital	—	—	—	(265.5)	(97.6)	(88.1)
Fairfax Asia - as adjusted to exclude First Capital	297.5	145.5	143.4	257.0	160.3	156.6
Percentage change (year-over-year)	15.8%	(9.2)%	(8.4)%

Gross premiums written (as adjusted) increased by 18.7% and 15.8% in the third quarter and first nine months of 2018, principally reflecting increased writings in commercial automobile and accident and health lines of business. The increase in the third quarter of 2018 also included increased writings in property lines of business. Net premiums written (as adjusted) increased by 8.5% in the third quarter and decreased by 9.2% in the first nine months of 2018 reflecting the growth in gross premiums written offset by lower premium retention. Net premiums earned (as adjusted) decreased by 8.2% and 8.4% in the third quarter and first nine months of 2018, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends of $6.6 and $15.6 in the third quarter and first nine months of 2018 decreased from $8.1 and $20.9 in the third quarter and first nine months of 2017, primarily due to the impact of the divestiture of First Capital. Share of loss of associates of $1.6 and $2.3 in the third quarter and first nine months of 2018 compared to share of profit of associates of $14.1 and $29.7 in the third quarter and first nine months of 2017 primarily reflected the absence of the share of profit of ICICI Lombard in 2018.

Insurance and Reinsurance - Other

	Third quarter
	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	2.8	2.2	(3.2)	(16.2)	1.0	—	(13.4)

Loss & LAE - accident year	83.6%	66.5%	70.1%	66.9%	61.6%	—	68.4%
Commissions	22.6%	15.7%	25.1%	3.8%	20.2%	—	15.9%
Underwriting expenses	2.7%	18.6%	18.3%	42.1%	23.2%	—	23.9%
Combined ratio - accident year	108.9%	100.8%	113.5%	112.8%	105.0%	—	108.2%
Net (favourable) adverse development	(17.2)%	(4.2)%	(7.3)%	8.4%	(6.8)%	—	(3.5)%
Combined ratio - calendar year	91.7%	96.6%	106.2%	121.2%	98.2%	—	104.7%

Gross premiums written	36.6	89.7	82.8	187.2	55.2	(3.0)	448.5
Net premiums written	34.9	70.0	62.7	89.2	43.8	—	300.6
Net premiums earned	34.4	65.2	51.5	76.2	54.3	—	281.6
Underwriting profit (loss)	2.8	2.2	(3.2)	(16.2)	1.0	—	(13.4)
Interest and dividends	(1.8)	4.1	2.1	8.4	0.5	—	13.3
Share of profit of associates	9.8	—	—	—	0.1	—	9.9
Operating income (loss)	10.8	6.3	(1.1)	(7.8)	1.6	—	9.8

	Third quarter
	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	(12.7)	4.3	(44.5)	(3.5)	(3.9)	—	(60.3)

Loss & LAE - accident year	169.1%	63.9%	150.1%	56.3%	45.3%	—	95.3%
Commissions	36.6%	13.2%	24.5%	(5.5)%	22.9%	—	19.0%
Underwriting expenses	1.1%	16.3%	21.0%	64.7%	24.0%	—	22.0%
Combined ratio - accident year	206.8%	93.4%	195.6%	115.5%	92.2%	—	136.3%
Net (favourable) adverse development	(61.4)%	(0.3)%	—	0.8%	18.7%	—	(5.4)%
Combined ratio - calendar year	145.4%	93.1%	195.6%	116.3%	110.9%	—	130.9%

Gross premiums written	39.9	87.6	90.2	56.9	45.3	(3.1)	316.8
Net premiums written	26.4	68.3	51.4	26.1	38.4	—	210.6
Net premiums earned	28.4	62.9	46.5	21.7	36.4	—	195.9
Underwriting profit (loss)	(12.7)	4.3	(44.5)	(3.5)	(3.9)	—	(60.3)
Interest and dividends	0.3	4.0	0.6	4.8	0.5	—	10.2
Share of profit (loss) of associates	2.3	—	(0.6)	—	0.7	—	2.4
Operating income (loss)	(10.1)	8.3	(44.5)	1.3	(2.7)	—	(47.7)

	First nine months
	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	9.7	4.0	(5.0)	(31.6)	4.3	—	(18.6)

Loss & LAE - accident year	72.1%	66.4%	65.8%	63.8%	47.6%	—	62.9%
Commissions	23.3%	15.8%	25.8%	5.1%	19.9%	—	16.3%
Underwriting expenses	4.1%	18.2%	18.9%	44.7%	24.8%	—	25.0%
Combined ratio - accident year	99.5%	100.4%	110.5%	113.6%	92.3%	—	104.2%
Net (favourable) adverse development	(9.1)%	(2.3)%	(7.1)%	0.2%	4.8%	—	(2.0)%
Combined ratio - calendar year	90.4%	98.1%	103.4%	113.8%	97.1%	—	102.2%

Gross premiums written	101.9	274.5	231.2	573.0	208.5	(8.7)	1,380.4
Net premiums written	98.7	212.3	162.1	290.2	171.1	—	934.4
Net premiums earned	101.6	212.0	146.2	229.5	151.7	—	841.0
Underwriting profit (loss)	9.7	4.0	(5.0)	(31.6)	4.3	—	(18.6)
Interest and dividends	(1.6)	13.5	6.5	17.7	1.4	—	37.5
Share of profit (loss) of associates	12.5	—	3.4	—	(0.3)	—	15.6
Operating income (loss)	20.6	17.5	4.9	(13.9)	5.4	—	34.5

	First nine months
	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	1.4	(1.6)	(44.3)	(3.2)	(8.1)	—	(55.8)

Loss & LAE - accident year	101.6%	67.2%	92.4%	58.5%	50.4%	—	76.3%
Commissions	29.5%	18.9%	23.8%	2.6%	21.0%	—	20.9%
Underwriting expenses	5.3%	18.7%	20.8%	47.5%	24.7%	—	20.4%
Combined ratio - accident year	136.4%	104.8%	137.0%	108.6%	96.1%	—	117.6%
Net (favourable) adverse development	(37.9)%	(3.9)%	(5.1)%	(1.7)%	13.9%	—	(7.1)%
Combined ratio - calendar year	98.5%	100.9%	131.9%	106.9%	110.0%	—	110.5%

Gross premiums written	109.9	273.5	220.3	124.5	113.8	(7.0)	835.0
Net premiums written	92.9	176.0	146.2	57.8	102.1	—	575.0
Net premiums earned	91.2	175.2	138.7	46.9	81.4	—	533.4
Underwriting profit (loss)	1.4	(1.6)	(44.3)	(3.2)	(8.1)	—	(55.8)
Interest and dividends	0.9	12.6	3.7	8.2	1.2	—	26.6
Share of profit (loss) of associates	3.5	—	(0.5)	—	0.8	—	3.8
Operating income (loss)	5.8	11.0	(41.1)	5.0	(6.1)	—	(25.4)

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit and Allied World with the remainder of Advent Syndicate 780 placed into run-off. Accordingly, in the third quarter of 2018, Advent's casualty, property binder and terrorism underwriting teams joined Brit. Advent's consumer products underwriting team was seconded to Allied World and will formally join Allied World on January 1, 2019. Lloyd’s has approved Advent's plan to enter into run-off: Wentworth (included in Group Re in the tables above) assumed on a quota share reinsurance basis, 25% of Advent’s net reserves and unearned premium for a premium of $87.1 effective October 1, 2018; Brit will assume on a quota share basis, 100% of Advent's net unearned premium for the property binders, direct and faculty property and terrorism classes of business upon expiry of Advent's external reinsurance program on April 1, 2019; the majority of Advent's remaining employees will join RiverStone's Syndicate 3500 to facilitate the run-off; and, the capital supporting Advent's Syndicate 780 and RiverStone's Syndicate 3500 will be made interavailable. Effective January 1, 2019 Advent will be reported in the Run-off reporting segment. The decision to place Advent into run-off reflected the considerable strategic challenges facing Syndicate 780 as it has strived to build a significant presence in its target areas of business in an extremely competitive market place.

Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which consists of the insurance operations acquired from AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.
Fairfax Central and Eastern Europe (‘‘Fairfax CEE’’) is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance includes the following: the business and renewal rights of the insurance operations acquired in 2016 from QBE in Hungary, Czech Republic and Slovakia; the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired in 2015).

On May 12, 2017 Bryte Insurance completed a loss portfolio transfer with a third party reinsurer to transfer all liability for risks Bryte Insurance had insured as at December 31, 2016 and prior years (the "Bryte LPT"). The Bryte LPT replaced the reinsurance protection formerly provided by Zurich Insurance Company Ltd. ("Zurich Insurance") as all reinsurance treaties with Zurich Insurance were commuted as at December 31, 2016. The impact of the Bryte LPT decreased net premiums written and net premiums earned by $32.2 and increased the underwriting loss by $3.9 in the first nine months of 2017.

The Insurance and Reinsurance – Other segment produced underwriting losses of $13.4 and $18.6 and combined ratios of 104.7% and 102.2% in the third quarter and first nine months of 2018 compared to underwriting losses of $60.3 and $55.8 and combined ratios of 130.9% and 110.5% in the third quarter and first nine months of 2017. The decrease in underwriting losses in the third quarter and first nine months of 2018 principally reflected lower current period catastrophe losses (as set out in the table below), partially offset by an increase in non-catastrophe loss experience related to the current accident year. The first nine months of 2018 also reflected lower net favourable prior year reserve development.

	Third quarter						First nine months
	2018			2017			2018			2017
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Florence	3.0	1.1		—	—		3.0	0.4		—	—
Hurricane Irma	—	—		33.9	17.2		—	—		33.9	6.3
Hurricane Maria	—	—		10.6	5.4		—	—		10.6	2.0
Hurricane Harvey	—	—		19.7	10.3		—	—		19.7	3.7
Other	—	—		2.3	1.1		1.3	0.1		16.6	3.2
	3.0	1.1	points	66.5	34.0	points	4.3	0.5	points	80.8	15.2	points

(1)	Net of reinstatement premiums.
The underwriting results in the third quarter of 2018 included net favourable prior year reserve development of $9.7 (3.5 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re, Advent and Fairfax CEE, partially offset by net adverse prior year reserve development at Fairfax Latam (primarily related to long tail casualty coverages in Argentina due to macro economic conditions).

The underwriting results in the first nine months of 2018 included net favourable prior year reserve development of $16.5 (2.0 combined ratio points), principally reflecting net favourable prior year reserve development at Advent, Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Fairfax Latam (primarily related to long tail casualty coverages in Argentina due to the macro economic conditions) and Polish Re (primarily related to motor third party liability and property loss reserves).

The underwriting results in the third quarter and first nine months of 2017 included the benefit of net favourable prior year reserve development of $10.6 and $38.0 (5.4 and 7.1 combined ratio points), principally at Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Polish Re (primarily related to motor third party liability and property loss reserves). The underwriting results in the first nine months of 2017 also included net favourable prior year reserve development at Advent.
The underwriting expense ratio increased to 23.9% and 25.0% in the third quarter and first nine months of 2018 from 22.0% and 20.4% in the third quarter and first nine months of 2017, principally due to the impact of the consolidation of Fairfax Latam (primarily related to the impact on underwriting expenses of the macro economic conditions in Argentina, specifically very high inflation combined with U.S. dollar denominated underwriting expenses), partially offset by a decrease in the underwriting expense ratio at Colonnade Insurance (primarily reflecting an increase in net premiums earned). The underwriting expense ratio of Fairfax Latam in the first nine months of 2018 was also impacted by lower net premiums earned due to changes to its reinsurance structure subsequent to its acquisition by the company.
The commission expense ratio decreased to 15.9% and 16.3% in the third quarter and first nine months of 2018 from 19.0% and 20.9% in the third quarter and first nine months of 2017, principally due to decreases at Group Re (primarily reflecting lower profit commissions) and Fairfax Latam (primarily reflecting the impact in the full third quarter and full first nine months of 2018 of Fairfax Latam's commission expense ratio which was generally lower than the other operating companies within this reporting segment). The decrease in the first nine months of 2018 also reflected decreases at Bryte Insurance (primarily reflecting the impact of the Bryte LPT in 2017 which reduced net premiums earned).

Excluding the year-over-year impacts of the acquisitions of Fairfax Latam and the business and renewal rights of the insurance operations of AIG in central and eastern Europe ("CEE") and the Bryte LPT, gross premiums written, net premiums written and net premiums earned in the third quarters and first nine months of 2018 and 2017 were as set out in the following table:

	Third quarter
	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance - Other - as reported	448.5	300.6	281.6	316.8	210.6	195.9
Fairfax Latam	(149.7)	(74.3)	(63.5)	(20.0)	(11.3)	(8.6)
Business and renewal rights of the insurance operations acquired from AIG in CEE	(30.6)	(20.0)	(21.6)	(22.3)	(18.0)	(8.5)
Insurance and Reinsurance - Other - as adjusted	268.2	206.3	196.5	274.5	181.3	178.8
Percentage change (year-over-year)	(2.3)%	13.8%	9.9%

	First nine months
	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance - Other - as reported	1,380.4	934.4	841.0	835.0	575.0	533.4
Fairfax Latam	(466.2)	(243.7)	(187.2)	(20.0)	(11.3)	(8.6)
Business and renewal rights of the insurance operations acquired from AIG in CEE	(108.0)	(75.5)	(63.7)	(29.6)	(24.4)	(11.1)
Bryte loss portfolio transfer	—	—	—	—	32.2	32.2
Insurance and Reinsurance - Other - as adjusted	806.2	615.2	590.1	785.4	571.5	545.9
Percentage change (year-over-year)	2.6%	7.6%	8.1%

Gross premiums written (as adjusted) decreased by 2.3% in the third quarter of 2018, principally reflecting decreases at Advent (primarily related to the decision to place Advent into run-off) and Group Re (primarily related to the non-renewal of a third party commercial automobile treaty). Net premiums written (as adjusted) increased by 13.8% in the third quarter of 2018, principally reflecting increases at Advent (primarily related to increased premium retention on the accident and health line of business in 2018 and higher reinsurance reinstatement premiums and costs related to the 2017 catastrophe losses in 2017, partially offset by lower gross premiums written described above) and Group Re (primarily reflecting the purchase of less reinsurance in 2018, partially offset by lower gross premiums written).
Gross premiums written (as adjusted) increased by 2.6% in the first nine months of 2018, principally reflecting increases at Advent (primarily related to casualty reinsurance and property insurance lines of business, partially offset by the impact of the decision to place Advent into run-off) and Polish Re (primarily related to the property and agricultural reinsurance lines of business). Net premiums written (as adjusted) increased by 7.6% in the first nine months of 2018 principally reflecting increases at Advent (consistent with the increase in gross premiums written and higher reinstatement premiums related to the 2017 catastrophe losses in 2017) and Polish Re (consistent with the growth in gross premiums written). Net premiums earned (as adjusted) increased by 9.9% and 8.1% in the third quarter and first nine months of 2018 reflecting the growth in net premiums written during 2017 and 2018.
Interest and dividends of $13.3 and $37.5 in the third quarter and first nine months of 2018 increased from $10.2 and $26.6 in the third quarter and first nine months of 2017, principally reflecting the consolidation of the interest and dividends of Fairfax Latam and higher interest income earned (principally reflecting purchases of short-dated U.S. treasury bonds in the first and second quarters of 2018). Share of profit of associates increased to $9.9 and $15.6 in the third quarter and first nine months of 2018 from $2.4 and $3.8 in the third quarter and first nine months of 2017, principally reflecting the contribution from Seaspan (acquired on February 14, 2018).

Run-off

	Third quarter		First nine months
	2018	2017	2018	2017
Gross premiums written	(0.1)	—	0.5	12.3
Net premiums written	(0.1)	(0.3)	(0.3)	11.9
Net premiums earned	1.2	3.5	5.3	21.5
Losses on claims	(33.0)	(2.7)	(48.0)	(63.6)
Operating expenses	(30.9)	(27.4)	(89.1)	(81.9)
Interest and dividends	9.6	5.8	32.3	22.4
Share of profit (loss) of associates	3.9	5.4	(2.8)	6.5
Operating loss	(49.2)	(15.4)	(102.3)	(95.1)

Effective October 1, 2018 a portfolio of business comprised of UK employers’ liability and public liability policies written by a UK insurer prior to 2001 was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer between January 1, 2002 and December 31, 2014 were reinsured into RiverStone (UK).  The combination of the two transactions, which will be reflected in the company's consolidated financial reporting in the fourth quarter of 2018, resulted in RiverStone (UK) assuming approximately $562 of net insurance contract liabilities based on current reserve estimates and receiving cash consideration of approximately $645.

Effective September 28, 2018, all of the assets and liabilities of RiverStone Insurance were transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. The company expects to wind-up RiverStone Insurance in 2019 as it simplifies its organizational structure. This transaction did not have any impact on the Run-off reporting segment or the company's consolidated financial reporting.

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit and Allied World with the remainder of Advent Syndicate 780 placed into run-off. Effective January 1, 2019 Advent will be reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance - Other section of this MD&A for additional details.

Run-off reported operating losses of $49.2 and $102.3 in the third quarter and first nine months of 2018 compared to operating losses of $15.4 and $95.1 in the third quarter and first nine months of 2017. Losses on claims of $33.0 and $48.0 in the third quarter and first nine months of 2018 principally reflected net adverse prior year reserve development related to asbestos loss reserves at U.S. Run-off. Losses on claims of $63.6 in the first nine months of 2017 principally reflected net adverse prior year reserve development of $51.7 at U.S. Run-off related to asbestos (a portion of which was offset by net premiums earned of $10.1 in connection with the settlement of a specific asbestos claim) and other health hazards loss reserves.

Operating expenses increased to $30.9 in the third quarter of 2018 from $27.4 in the third quarter of 2017, primarily reflecting higher personnel and information technology expenses, the unfavourable effect of foreign currency translation and the impact in 2017 of a reduction of a profit sharing accrual related to an acquired portfolio of construction defect claims. Operating expenses increased to $89.1 in the first nine months of 2018 from $81.9 in the first nine months of 2017, primarily reflecting higher personnel, information technology and bad debt expenses, partially offset by lower purchased services and lower profit sharing payments made to a broker in connection with an acquired portfolio of construction defect claims.

Interest and dividends increased to $9.6 and $32.3 in the third quarter and first nine months of 2018 from $5.8 and $22.4 in the third quarter and first nine months of 2017, primarily as a result of lower total return swap expense. Share of loss of associates of $2.8 in the first nine months of 2018 primarily reflected Run-off's share of a non-cash impairment charge related to Thai Re, partially offset by Run-off's share of net gains on sales of investment properties (located in Dublin, Ireland) by KWF LPs.

Other

	Third quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	510.5	108.5	221.4	237.0	1,077.4
Expenses	(490.0)	(105.8)	(223.8)	(210.5)	(1,030.1)
Pre-tax income (loss) before interest expense and other	20.5	2.7	(2.4)	26.5	47.3
Interest and dividends	2.1	(2.8)	—	4.9	4.2
Share of profit (loss) of associates	0.7	13.4	3.9	(3.8)	14.2
Net gains (losses) on investments	0.2	29.9	(17.9)	(2.8)	9.4
Pre-tax income (loss) before interest expense	23.5	43.2	(16.4)	24.8	75.1

	Third quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	363.0	95.5	250.4	131.6	840.5
Expenses	(336.3)	(89.6)	(242.9)	(115.2)	(784.0)
Pre-tax income before interest expense and other	26.7	5.9	7.5	16.4	56.5
Interest and dividends	2.0	24.5	—	2.5	29.0
Share of profit (loss) of associates	(0.1)	16.4	(0.1)	(0.1)	16.1
Net gains (losses) on investments	(5.0)	3.6	—	11.6	10.2
Pre-tax income before interest expense	23.6	50.4	7.4	30.4	111.8

	First nine months
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,283.6	326.5	974.2	560.3	3,144.6
Expenses	(1,223.2)	(316.1)	(957.2)	(497.5)	(2,994.0)
Pre-tax income before interest expense and other	60.4	10.4	17.0	62.8	150.6
Interest and dividends	6.2	(6.8)	—	10.3	9.7
Share of profit of associates	0.2	63.0	4.4	16.9	84.5
Net gains (losses) on investments	(1.0)	27.6	855.4	(7.8)	874.2
Pre-tax income before interest expense	65.8	94.2	876.8	82.2	1,119.0

	First nine months
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,007.7	218.1	723.7	268.5	2,218.0
Expenses	(939.4)	(205.8)	(689.3)	(238.8)	(2,073.3)
Pre-tax income before interest expense and other	68.3	12.3	34.4	29.7	144.7
Interest and dividends	5.7	(87.8)	—	2.5	(79.6)
Share of profit (loss) of associates	0.1	30.4	0.2	(3.8)	26.9
Net gains (losses) on investments	0.4	(4.8)	1.0	10.2	6.8
Pre-tax income (loss) before interest expense	74.5	(49.9)	35.6	38.6	98.8

(1)
Comprised primarily of Recipe (formerly Cara) and its subsidiaries The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (until its de-consolidation on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Dexterra (acquired on March 7, 2018), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Restaurants and retail
On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company holds a controlling 65.1% interest in each of Sporting Life and Golf Town through the new holding company.
On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys “R” Us - Delaware, Inc. for cash consideration of $41.0 (Cdn$53.2) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada, recently generating over Cdn$1 billion in revenue and Cdn$100 in EBITDA annually.

During the second quarter of 2018 Cara changed its name to Recipe Unlimited Corporation ("Recipe").
On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Recipe for consideration of $74.6 (Cdn$94.7), comprised of cash consideration of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. Recipe may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company’s equity interest in Recipe to 43.2% from 40.2% at December 31, 2017.

On December 1, 2017 Recipe acquired a 100% equity interest in Pickle Barrel Restaurants Inc. ("Pickle Barrel") for purchase consideration of $16.9 (Cdn$21.5). Pickle Barrel operates restaurants and provides catering services in the province of Ontario.
The year-over-year increases in the revenue and expenses of Restaurants and retail in the third quarter and first nine months of 2018 primarily reflected Recipe's acquisition of Pickle Barrel on December 1, 2017, the consolidation of Toys "R" Us Canada on May 31, 2018 and growth in business volumes at Recipe, Sporting Life, Golf Town and Praktiker.
Fairfax India
On October 19, 2018 Fairfax India invested $60.2 (4.4 billion Indian rupees) in common shares and warrants of The Catholic Syrian Bank Limited (“CS Bank”), and committed to further invest approximately $104 (7.7 billion Indian rupees) in common shares and warrants of CS Bank over the next 12 to 18 months. Once completed, Fairfax India will have a 51.0% equity interest in CS Bank on a fully diluted basis. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 421 branches and 264 automated teller machines across India.

On May 16, 2018 Fairfax India acquired an additional 6.0% of the outstanding shares of Bangalore International Airport Limited (“Bangalore Airport”) from Siemens Project Ventures GmbH for cash consideration of $67.4 (4.6 billion Indian rupees). The transaction increased the company's equity interest in Bangalore Airport to 54.0%.

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.
The year-over-year increases in the revenue and expenses of Fairfax India in the third quarter and first nine months of 2018 primarily reflected the growth in business volume at NCML. The increase in the first nine months of 2018 also reflected the impact of the merger of Fairchem and Privi Organics on March 14, 2017. Interest and dividends in the third quarter of 2017 included a reduction in the accrual of performance fees payable to Fairfax of $22.6 (nil in the third quarter of 2018). Interest and dividends in the first nine months of 2017 included an accrual of performance fees payable to Fairfax of $84.3 (nil in the first nine months of 2018). A performance fee was accrued in 2017 for the period January 30, 2015 to September 30, 2017 as Fairfax India's common shareholders' equity at September 30, 2017 surpassed a specified hurdle for that period, and represents an intercompany transaction that is eliminated on consolidation. The increase in share of profit of associates in the first nine months of 2018 primarily reflected increased contribution from Bangalore Airport (acquired March 24, 2017) and IIFL Holdings. The increase in net gains on investments in the third quarter and first nine months of 2018 primarily reflected higher net gains on corporate bonds, partially offset by foreign exchange movements on Fairfax India's U.S. dollar debt as a result of the strengthening of the U.S. dollar relative to the Indian rupee. The increase in net gains on investments in the third quarter of 2018 was also partially offset by net losses on common stocks.

Thomas Cook India
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

The year-over-year decreases in the revenue and expenses of Thomas Cook India in the third quarter of 2018 primarily reflected the de-consolidation of Quess on March 1, 2018, partially offset by increased revenue and expenses at Thomas Cook India (reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A). The year-over-year increases in the revenue and expenses of Thomas Cook India in the first nine months of 2018 primarily reflected increased revenue and expenses at Thomas Cook India (reflecting the adoption of IFRS 15), partially offset by the de-consolidation of Quess on March 1, 2018. Net gains on investments in the first nine months of 2018 included the non-cash gain of $889.9 recognized on de-consolidation of Quess.
Other
On June 18, 2018 Fairfax Africa completed a bought deal public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, resulting in net proceeds of $148.3 after commission and expenses, to provide financing for the acquisition of additional African Investments. The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases.
On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management (“Dexterra”). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments.
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidation. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.
On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic Capital warrants"). The company’s Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital.
The year-over-year increases in the revenue and expenses of Other in the third quarter and first nine months of 2018 reflected the consolidation of Dexterra (on March 7, 2018). The increase in the first nine months of 2018 also reflected the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017). The increase in share of profit of associates in the first nine months of 2018 reflected the contribution from Atlas Mara (acquired August 31, 2017), partially offset by increased share of loss of AFGRI, at Fairfax Africa. The decreases in net gains on investments in the third quarter and first nine months of 2018 reflected net losses on short term investments and common stock at Fairfax Africa.

Investments
Interest and Dividends
Interest and dividends of $193.7 and $582.6 in the third quarter and first nine months of 2018 increased from $151.5 and $387.0 in the third quarter and first nine months of 2017, primarily reflecting increases in interest income from the reinvestment of cash and short term investments into short-dated U.S. treasury bonds (net purchases of $6,620.4 during the first nine months of 2018), total return swap income (described below), increases in interest income earned on short term investments due to increased holdings during the first half of 2018 and higher yields earned on short-term corporate and government securities throughout the first nine months of 2018, partially offset by lower interest income earned as a result of sales of municipal bonds in 2017 and in the first nine months of 2018. The increase in the first nine months of 2018 also reflected the consolidation of the interest and dividends of Allied World ($49.6 of incremental interest and dividends earned).
Total return swap income of $3.4 and $13.4 in the third quarter and first nine months of 2018 compared to total return swap expense of $16.9 and $44.8 in the third quarter and first nine months of 2017 reflected closures of short equity total return swaps in the fourth quarter of 2017 and in the first and third quarters of 2018, and increased dividend income earned on long equity total return swaps in the third quarter and first nine months of 2018.

Share of Profit of Associates

Share of profit of associates increased to $63.9 in the third quarter of 2018 from $55.1 in the third quarter of 2017, primarily reflecting increased share of profit of Eurolife and Resolute, and contributions from Seaspan (acquired on February 14, 2018), partially offset by the impact of the reclassification of ICICI Lombard to common stock in the third quarter of 2017, decreased share of profit of Bangalore Airport and a non-cash impairment charge related to Astarta ($10.8).

Share of profit of associates decreased to $126.9 in the first nine months of 2018 from $131.8 in the first nine months of 2017, primarily reflecting non-cash impairment charges related to Thai Re ($33.2) and Astarta ($10.8), the impact of the reclassification of ICICI Lombard to common stock in the third quarter of 2017, share of loss of APR Energy (compared to share of profit in the first nine months of 2017), increased share of loss of Farmers Edge and Peak Achievement, and decreased share of profit of Eurolife and Astarta, partially offset by the company's share of profit from sales of investment properties (located in Dublin, Ireland) by three KWF LPs ($73.6), share of profit of Resolute (compared to share of loss in the first nine months of 2017) and contributions from Atlas Mara (acquired August 31, 2017), Bangalore Airport (acquired March 24, 2017) and Seaspan (acquired on February 14, 2018).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2018 and 2017 were comprised as follows:

	Third quarter
	2018			2017
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	34.5	(43.8)	(9.3)	40.2	52.0	92.2
Preferred stocks - convertible	5.1	(2.2)	2.9	—	(0.5)	(0.5)
Bonds - convertible	—	56.8	56.8	5.1	59.6	64.7
Other equity derivatives(1)(2)(3)	15.4	(89.3)	(73.9)	(36.7)	69.8	33.1
Gain on disposition of associates(4)(6)	17.6	—	17.6	51.3	—	51.3
Long equity exposures	72.6	(78.5)	(5.9)	59.9	180.9	240.8
Equity hedges and short equity exposures(2)	(49.2)	143.4	94.2	(1.7)	(52.8)	(54.5)
Net equity exposures	23.4	64.9	88.3	58.2	128.1	186.3
Bonds	44.1	(29.7)	14.4	29.0	(4.4)	24.6
CPI-linked derivatives	—	(1.8)	(1.8)	—	(19.3)	(19.3)
U.S. treasury bond forwards	(6.6)	25.6	19.0	(47.4)	47.0	(0.4)
Other derivatives	0.1	4.9	5.0	(0.4)	0.1	(0.3)
Foreign currency(9)	12.8	(103.8)	(91.0)	29.5	(56.6)	(27.1)
Other(3)(7)	0.1	7.2	7.3	930.6	6.1	936.7
Net gains (losses) on investments	73.9	(32.7)	41.2	999.5	101.0	1,100.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	(19.4)	(14.5)	(33.9)	(3.5)	(5.6)	(9.1)
U.S. states and municipalities	66.8	(77.7)	(10.9)	27.5	57.2	84.7
Corporate and other	(3.3)	62.5	59.2	5.0	(56.0)	(51.0)
	44.1	(29.7)	14.4	29.0	(4.4)	24.6

	First nine months
	2018			2017
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(8)	154.6	(63.8)	90.8	85.5	422.6	508.1
Preferred stocks - convertible	5.1	(2.7)	2.4	—	(1.1)	(1.1)
Bonds - convertible	(0.2)	(27.3)	(27.5)	4.8	205.6	210.4
Other equity derivatives(1)(2)(3)	76.8	41.4	118.2	(19.9)	37.3	17.4
Gain on disposition of associates(4)(6)	29.6	—	29.6	51.3	—	51.3
Gain on de-consolidation of non-insurance subsidiary(5)	889.9	—	889.9	—	—	—
Long equity exposures	1,155.8	(52.4)	1,103.4	121.7	664.4	786.1
Equity hedges and short equity exposures(2)	(248.0)	294.7	46.7	(104.0)	(220.2)	(324.2)
Net equity exposures	907.8	242.3	1,150.1	17.7	444.2	461.9
Bonds	105.2	(240.4)	(135.2)	402.9	(329.5)	73.4
CPI-linked derivatives	—	(21.0)	(21.0)	—	(47.3)	(47.3)
U.S. treasury bond forwards	39.1	25.8	64.9	(191.1)	78.5	(112.6)
Other derivatives	0.1	23.6	23.7	(8.4)	8.0	(0.4)
Foreign currency(9)	(22.4)	(150.5)	(172.9)	(6.9)	(19.4)	(26.3)
Other(3)(7)	(27.8)	35.4	7.6	931.4	7.1	938.5
Net gains (losses) on investments	1,002.0	(84.8)	917.2	1,145.6	141.6	1,287.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	(69.1)	(69.3)	(138.4)	8.1	35.7	43.8
U.S. states and municipalities	183.4	(229.0)	(45.6)	385.5	(327.6)	57.9
Corporate and other	(9.1)	57.9	48.8	9.3	(37.6)	(28.3)
	105.2	(240.4)	(135.2)	402.9	(329.5)	73.4

(1)	Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(3)	Includes the Seaspan forward contracts described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

(4)	During the third quarter of 2018 the company sold its equity accounted investment in Navacord Inc. for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn$22.7).

(5)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(6)
During the third quarter of 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3.

(7)
During the third quarter of 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was re-classified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5.

(8)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in EXCO Resources, Inc. ("EXCO") and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on EXCO being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings.

(9)	Foreign currency losses on investing activities in the third quarter and first nine months of 2018 primarily reflected depreciation of the Indian rupee and the euro against the U.S. dollar.

Net equity exposures: Net losses on long equity exposures of $5.9 in the third quarter of 2018 was primarily comprised of net losses on equity warrant forward contracts entered into with Seaspan ($87.0) and common stocks ($9.3), partially offset by net gains on convertible bonds ($56.8). Net gains on long equity exposures of $1,103.4 in the first nine months of 2018 was primarily comprised of a net realized gain recorded on the re-measurement of Quess ($889.9), net gains on equity warrant forward contracts entered into with Seaspan ($117.7) and net gains on common stocks ($90.8), partially offset by net losses on convertible bonds ($27.5). Net gains on short equity exposures of $94.2 and $46.7 in the third quarter and first nine months of 2018 was primarily comprised of net gains on short equity total return swaps held for investment purposes. The company recorded net gains of $186.3 and $461.9 on its net equity exposures in the third quarter and first nine months of 2017.
Within the interim consolidated financial statements for the three and nine months ended September 30, 2018, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and to note 16 (Financial Risk Management, under the heading Market Price Fluctuations) for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net gains on bonds of $14.4 in the third quarter of 2018 was primarily comprised of net gains on corporate and other bonds ($59.2), partially offset by net losses on U.S. treasury bonds ($18.7), U.S. state and municipal bonds ($10.9) and Indian government bonds ($8.0). Net losses on bonds of $135.2 in the first nine months of 2018 was primarily comprised of net losses on U.S. treasury bonds ($74.8), U.S. state and municipal bonds ($45.6) and Indian government bonds ($33.7), partially offset by net gains on corporate and other bonds ($48.8). The company recorded net gains on bonds of $24.6 and $73.4 in the third quarter and first nine months of 2017.
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $1.8 and $21.0 in the third quarter and first nine months of 2018 ($19.3 and $47.3 in the third quarter and first nine months of 2017). Additional details are provided in note 7 (Short Sales and Derivatives, under the heading CPI-linked derivative contracts) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.
Foreign currency: Net losses on foreign currency of $91.0 and $172.9 in the third quarter and first nine months of 2018 primarily reflected the impact of depreciation of the Indian rupee and the euro against the U.S. dollar on investments denominated in those currencies. Net losses on foreign currency of $27.1 and $26.3 in the third quarter and first nine months of 2017 primarily reflected the impact of appreciation of the euro, Canadian dollar and the British pound against the U.S. dollar on underwriting activities.

Interest Expense

Consolidated interest expense decreased to $84.8 in the third quarter of 2018 from $96.3 in the third quarter of 2017 reflecting the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on December 29, 2017 of Cdn$388.4 principal amount of 7.50% senior notes due 2019, lower borrowings on the holding company credit facility year-over-year, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020, the repayment on December 13, 2017 of purchase consideration payable upon maturity and the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes upon maturity, partially offset by the issuance on April 17, 2018 of $600.0 principal amount of 4.85% unsecured senior notes due 2028, the issuance of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0), and the issuance on December 4, 2017 of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027.
Consolidated interest expense increased to $259.9 in the first nine months of 2018 from $235.9 in the first nine months of 2017 primarily due to the consolidation of the interest expense of Allied World (commencing July 6, 2017) and Grivalia Properties (commencing July 4, 2017), increased borrowings at the non-insurance companies (including Fairfax India, Grivalia Properties and Recipe), and the impact of the same factors that affected the third quarter of 2018 (as described in the preceding paragraph).
Consolidated interest expense in the third quarter and first nine months of 2018 of $84.8 and $259.9 (2017 - $96.3 and $235.9) was primarily attributable to interest expense at the holding company of $47.6 and $151.6 (2017 - $61.0 and $166.0). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company and interest and dividends earned on holding company cash and investments.

	Third quarter		First nine months
	2018	2017	2018	2017
Fairfax corporate overhead	15.6	30.2	97.7	91.6
Subsidiary holding companies' corporate overhead	13.1	7.1	38.7	24.1
Subsidiary holding companies' non-cash intangible asset amortization(1)	26.6	27.0	81.8	55.0
Holding company interest and dividends	(5.1)	4.6	(30.6)	4.8
Holding company share of (profit) loss of associates	(9.3)	4.5	(20.3)	(49.6)
Investment management and administration fees and other	(38.3)	(6.8)	(112.4)	(167.7)
Loss on repurchase of long term debt	—	—	58.9	2.6
	2.6	66.6	113.8	(39.2)

(1)	Non-cash amortization of intangible assets is principally related to customer and broker relationships.
Fairfax corporate overhead decreased from $30.2 in the third quarter of 2017 to $15.6 in the third quarter of 2018 primarily reflecting a benefit of $20.0 related to the settlement of a lawsuit. Fairfax corporate overhead increased from $91.6 in the first nine months of 2017 to $97.7 in the first nine months of 2018 primarily reflecting increases in employee compensation expense and consulting fees, partially offset by a benefit of $20.0 related to the settlement of a lawsuit.
Subsidiary holding companies' corporate overhead increased from $7.1 and $24.1 in the third quarter and first nine months of 2017 to $13.1 and $38.7 in the third quarter and first nine months of 2018, primarily reflecting increases in charitable donations and restructuring costs, partially offset by non-recurrence of costs related to business acquisitions in 2017. The increase in the first nine months of 2018 also reflected the consolidation of the corporate overhead of Allied World and higher legal and consulting fees.
Subsidiary holding companies' non-cash intangible asset amortization increased from $55.0 in the first nine months of 2017 to $81.8 in the first nine months of 2018, primarily due to amortization of intangible assets at Allied World.
Holding company interest and dividends included total return swap income of $1.8 and $5.6 in the third quarter and first nine months of 2018, compared to total return swap expense of $6.0 and $13.6 in the third quarter and first nine months of 2017. Excluding the impact of total return swap income and expense, holding company interest and dividends increased from $1.4 and $8.8 in the third quarter and first nine months of 2017 to $3.3 and $25.0 in the third quarter and first nine months of 2018, primarily reflecting increased interest income on U.S. treasury bonds. The increase in the first nine months of 2018 was partially offset by a decrease in dividend income.
Holding company share of loss of associates of $4.5 in the third quarter of 2017 compared to share of profit of associates of $9.3 in the third quarter of 2018 reflected an increase in share of profit of Eurolife. Holding company share of profit of associates of $49.6 in the first nine months of 2017 decreased to $20.3 in the first nine months of 2018, reflecting a decrease in share of profit of Eurolife.
Investment management and administration fees increased from $6.8 in the third quarter of 2017 to $38.0 in the third quarter of 2018, primarily reflecting a non-recurring reduction of the accrual of performance fees payable to Fairfax by Fairfax India of $22.6 in the third quarter of 2017 and incremental investment management fees earned on the investment portfolios of Allied World. Investment management and administration fees decreased from $167.7 in the first nine months of 2017 to $112.4 in the first nine months of 2018, primarily reflecting an accrual of performance fees payable to Fairfax by Fairfax India of $84.3 in the first nine months of 2017 (nil in the first nine months of 2018), partially offset by incremental investment management fees earned on the investment portfolios of Allied World.
Loss on repurchase of long term debt of $58.9 in the first nine months of 2018 was primarily comprised of a loss of $19.6 (Cdn$25.1) related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020 and a loss of $38.2 related to the redemption on June 15, 2018 of the company's $500.0 principal amount of 5.80% senior notes due May 15, 2021.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision for income taxes in the third quarters and first nine months of 2018 and 2017, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Consolidated Balance Sheet Summary
The assets and liabilities reflected in the company's consolidated balance sheet at September 30, 2018 compared to December 31, 2017 were primarily impacted by the de-consolidation of Quess and the consolidation of Toys "R" Us Canada (acquired May 31, 2018) and Dexterra (acquired March 7, 2018). Effective March 1, 2018 Quess ceased to be a consolidated subsidiary and was subsequently reported as an investment in associate with a carrying value of $1,001.9 at September 30, 2018. Refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2018 for additional details.
Holding company cash and investments decreased to $1,715.2 ($1,701.8 net of $13.4 of holding company short sale and derivative obligations) at September 30, 2018 from $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017, primarily reflecting cash used to redeem long term debt and net unrealized depreciation of common stocks, partially offset by increases in the fair value of equity warrant forward contracts. Significant cash movements at the Fairfax holding company level during the third quarter and first nine months of 2018 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $588.2 to $5,275.1 at September 30, 2018 from $4,686.9 at December 31, 2017, primarily reflecting increased business volumes (principally at Odyssey Group and Allied World).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,450.7 ($37,396.1 net of subsidiary short sale and derivative obligations) at September 30, 2018 compared to $37,013.2 ($36,898.5 net of subsidiary short sale and derivative obligations) at December 31, 2017. The increase of $497.6 principally reflected the change in accounting for Quess and net unrealized appreciation of common stocks and derivatives, partially offset by net unrealized depreciation of bonds and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Indian rupee, euro and Canadian dollar, as measured using spot foreign exchange rates), in addition to specific factors which caused movements in portfolio investments as discussed in the paragraphs below.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $8,420.0 primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds (net purchases of $6,620.4), Canadian government bonds (net purchases of $877.8) and U.S. corporate bonds (net purchases of $1,890.7), partially offset by sales of U.S. state and municipal bonds (net proceeds of $1,764.7) where the proceeds were retained in cash or invested in short term investments.
Bonds (including bonds pledged for short sale derivative obligations) increased by $7,382.2 primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds (net purchases of $6,620.4), Canadian government bonds (net purchases of $877.8) and U.S. corporate bonds (net purchases of $1,890.7) and investment in certain private placement corporate debt securities, partially offset by sales of U.S. state and municipal bonds (net proceeds of $1,764.7).
Investments in associates increased by $1,244.9 primarily reflecting the change in accounting for Quess, share of profit of associates ($126.9), an investment in Seaspan ($278.0) and additional investments in Bangalore Airport ($67.4, by Fairfax India), AFGRI ($26.1, by Fairfax Africa) and a joint arrangement ($17.5, by Grivalia Properties), partially offset by the divestiture of Navacord Inc.
Derivatives and other invested assets, net of short sale and derivative obligations, increased by $281.1 primarily reflecting investments in various equity warrants, investments in U.S. and Canadian real estate, reduced net payables to counterparties to U.S. treasury bond forward contracts and increased net receivables from counterparties to equity total return swaps, partially offset by net unrealized depreciation of equity warrants and CPI-linked derivative contracts.
Recoverable from reinsurers increased by $215.0 to $8,027.5 at September 30, 2018 from $7,812.5 at December 31, 2017, primarily reflecting an increase in reinsurers' share of unearned premium due to higher business volumes (principally at Odyssey Group, Brit and Allied World).
Deferred income taxes decreased by $18.6 to $362.2 at September 30, 2018 from $380.8 at December 31, 2017, primarily due to the utilization of losses and tax credits in the U.S., partially offset by the consolidation of the deferred tax asset of Toys "R" Us Canada and an increase in timing differences in the U.S.
Goodwill and intangible assets decreased by $315.4 to $5,757.1 at September 30, 2018 from $6,072.5 at December 31, 2017, primarily as a result of the de-consolidation of Quess (which resulted in the de-recognition of goodwill related to Quess and its subsidiaries), the impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) and amortization of intangible assets, partially offset by goodwill related to the acquisition of Dexterra.
Other assets decreased by $208.0 to $4,620.3 at September 30, 2018 from $4,828.3 at December 31, 2017, primarily as a result of the de-consolidation of Quess, partially offset by the consolidation of the other assets of Toys "R" Us Canada and Dexterra.
Provision for losses and loss adjustment expenses decreased by $616.8 to $27,994.0 at September 30, 2018 from $28,610.8 at December 31, 2017, primarily due to payment of claims related to 2017 catastrophe losses (principally related to Hurricanes Harvey, Irma and Maria and the California wildfires), Run-off's continued progress settling its claim liabilities, prior year reserve releases (principally at Odyssey Group, Northbridge, Zenith National, Allied World and Brit) and the impact on loss reserves of the strengthening of the U.S. dollar relative to most foreign currencies, partially offset by premium growth (principally at Odyssey Group, Brit and Colonnade Insurance).

Non-controlling interests decreased by $340.2 to $4,260.7 at September 30, 2018 from $4,600.9 at December 31, 2017, primarily reflecting the impacts of Brit's purchase of an 11.2% ownership interest from its minority shareholder ($224.5), Recipe's purchase of the non-controlling interests in The Keg ($79.0), net unrealized foreign currency translation losses ($223.0) and common stock dividends paid to non-controlling interests ($155.2), partially offset by non-controlling interests' share of net earnings and the impacts of Fairfax Africa's secondary offering and the change in accounting for Quess (increased non-controlling interests by $80.6, comprised of the non-controlling interests' 33.0% share of the $889.9 non-cash re-measurement gain ($293.1), partially offset by the de-recognition of Quess' non-controlling interests ($212.5)). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Financial Risk Management

There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at September 30, 2018 compared to those identified at December 31, 2017 and disclosed in the company’s 2017 Annual Report, other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management, under the heading Capital Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Liquidity
Holding company cash and investments at September 30, 2018 totaled $1,715.2 ($1,701.8 net of $13.4 of holding company short sale and derivative obligations) compared to $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017.
Significant cash and investment movements at the holding company level during the first nine months of 2018 included the following inflows: net proceeds of $896.5 from the issuance of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $594.2 from the issuance of $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028, dividends received from Odyssey Group ($100.0) and Northbridge ($65.6), and collection of the remaining net proceeds from the sale of First Capital ($83.3). Significant outflows during the first nine months of 2018 included the following: a capital contribution of $264.6 to Brit applied towards the purchase of an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased, redemptions of $500.0 principal amount of 5.80% senior notes due May 15, 2021 and $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, a capital contribution of $325.5 to Allied World applied towards the redemption of all of its 5.50% senior notes due November 15, 2020, the payment of $317.0 of common and preferred share dividends, the repayment of $144.2 principal amount of 7.375% senior notes on maturity and the purchase price paid to acquire Dexterra.
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury, normal course issuer bid activities, capital contributions to subsidiary operations, and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at September 30, 2018 of $1,701.8 provides adequate liquidity to meet the holding company’s remaining known obligations in 2018. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017).
The holding company's remaining known significant commitments for 2018 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes, and other investment related activities.
During the first nine months of 2018 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $8,420.0 primarily reflecting the reinvestment of cash and short term investments into short-dated U.S. treasury bonds, partially offset by net sales of long dated U.S. state and municipal bonds.

Highlights in the first nine months of 2018 (with comparisons to the first nine months of 2017) of major components of cash flow are presented in the following table:

	First nine months
	2018	2017
Operating activities
Cash provided by (used in) operating activities before the undernoted	296.2	(391.6)
Net sales (purchases) of investments classified at FVTPL	(1,231.0)	3,717.2
Investing activities
Net purchases of investments in associates	(281.4)	(21.0)
Purchases of subsidiaries, net of cash acquired	(157.0)	(1,034.8)
Sale of subsidiary, net of cash divested	71.4	—
De-consolidation of subsidiary	(67.7)	—
Net purchases of premises and equipment and intangible assets	(212.4)	(224.5)
Increase in restricted cash for purchase of associate	—	(162.0)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	1,490.7	—
Repayments of borrowings - holding company and insurance and reinsurance companies	(1,296.6)	(26.8)
Net proceeds from borrowings - non-insurance companies	605.5	454.0
Repayments of borrowings - non-insurance companies	(651.7)	(248.0)
Net borrowings from revolving credit facilities and short term loans - non-insurance companies	39.1	194.9
Decrease (increase) in restricted cash related to financing activities	132.1	(150.3)
Purchases of subordinate voting shares for treasury	(169.8)	(129.9)
Purchases of subordinate voting shares for cancellation	(70.1)	—
Issuance of subsidiary common shares to non-controlling interests	103.1	2,257.9
Purchases of subsidiary shares from non-controlling interests	(353.0)	(136.2)
Common and preferred share dividends paid	(317.0)	(270.5)
Dividends paid to non-controlling interests	(155.2)	(60.1)
Increase (decrease) in cash and cash equivalents during the period	(2,224.8)	3,768.3
Excluding net purchases and sales of investments classified at FVTPL, cash provided by operating activities of $296.2 in 2018 compared to cash used in operating activities of $391.6 in 2017 principally reflected higher net premium collections, partially offset by higher net paid losses and higher income taxes paid. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2018 for details of net purchases and sales of investments classified at FVTPL.
Net purchases of investments in associates of $281.4 in 2018 primarily reflected an investment in Seaspan, increased investments in Bangalore Airport (by Fairfax India), Thai Re, AFGRI (by Fairfax Africa) and a joint arrangement (by Grivalia Properties), partially offset by distributions received from the company's insurance and non-insurance associates and joint arrangements (inclusive of net cash distributions received from the liquidation of three KWF LPs) and net proceeds received on sale of the company's equity interest in Navacord Inc. ($58.8). Net purchases of investments in associates of $21.0 in 2017 primarily reflected investments in Farmers Edge, Astarta, Sigma, Bangalore Airport (by Fairfax India), Atlas Mara (by Fairfax Africa) and an increased investment in APR Energy, partially offset by net proceeds received on the sale of a 24.3% equity interest in ICICI Lombard ($908.5) and distributions received from the company's insurance and non-insurance associates and joint arrangements. Purchases of subsidiaries, net of cash acquired of $157.0 in 2018 primarily related to the acquisitions of Toys "R" Us Canada and Dexterra. Purchases of subsidiaries, net of cash acquired of $1,034.8 in 2017 primarily related to the acquisitions of Allied World and the insurance operations of AIG in Chile, Colombia and Argentina, an increased investment in Grivalia Properties and the acquisition of Saurashtra Freight by Fairfax India.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,490.7 in 2018 primarily reflected net proceeds from offerings of €750.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028. Repayment of borrowings - holding company and insurance and reinsurance companies of $1,296.6 in 2018 primarily reflected the company's redemption of its $500.0 principal amount of 5.80% senior notes due May 15, 2021 and the remaining $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020, Allied World's redemption of its remaining $291.8 principal amount of senior notes due November 15, 2020, the company's repayment of $144.2 principal amount of its 7.375% senior notes on maturity, the repurchases of $20.6 principal amount of senior notes due 2022 and 2024 and Brit's repayment of $45.0 on its revolving credit facility.
Net proceeds from borrowings - non-insurance companies of $605.5 in 2018 primarily reflected the net proceeds received from Fairfax India's $550.0 one-year floating rate term loan due June 28, 2019. Repayment of borrowings - non-insurance companies of $651.7 in 2018 primarily reflected Fairfax India's repayment of its $400.0 one-year floating rate term loan due July 10, 2018 and Toys "R" Us Canada's repayment of its $195.9 (Cdn$254.2) principal amount of debtor in possession financing. Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $39.1 in 2018 primarily reflected Toys "R" Us Canada's draw on its revolving credit facility, Recipe's (formerly Cara's) borrowings to finance its acquisition of The Keg and Quess' borrowings prior to its de-consolidation, partially offset by Fairfax Africa's repayment of its term loan ($150.0). Net proceeds from borrowings - non-insurance companies of $454.0 in 2017 primarily reflected net proceeds from Fairfax India's term loan ($400.0) to fund its investments. Repayment of borrowings - non-insurance companies of $248.0 in 2017 primarily reflected Fairfax India's repayment of its previous term loan ($225.0). Net borrowings from revolving credit facilities and short term loans by non-insurance companies of $194.9 in 2017 primarily reflected the proceeds from Fairfax Africa's previous term loan ($150.0).
Purchases of subordinate voting shares for treasury in 2018 and 2017 were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $103.1 in 2018 primarily reflected Fairfax Africa's secondary public offering. Issuance of subsidiary common shares to non-controlling interests of $2,257.9 in 2017 primarily reflected certain co-investors acquiring an indirect equity interest in Allied World, the public offerings by Fairfax Africa and Fairfax India and the issuance of common shares by Quess. Purchases of subsidiary shares from non-controlling interests of $353.0 in 2018 primarily reflected Brit's purchase of its common shares from its minority shareholder (OMERS), Recipe's (formerly Cara's) acquisition of the non-controlling interests in The Keg, and open market purchases of Fairfax Africa. Purchases of subsidiary shares from non-controlling interests of $136.2 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity instruments.
Dividends paid to non-controlling interests of $155.2 in 2018 primarily reflected the dividend paid by Allied World to its minority shareholders (OMERS, AIMCo and others), the dividend paid by Brit to its minority shareholder (OMERS), and dividends paid by Grivalia Properties and Recipe (formerly Cara). Dividends paid to non-controlling interests of $60.1 in 2017 primarily reflected the dividend paid by Brit to its minority shareholder (OMERS).

Book Value Per Share
Common shareholders’ equity at September 30, 2018 was $12,359.9 or $451.52 per basic share (excluding the unrecorded $491.6 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $12,475.6 or $449.55 per basic share (excluding the unrecorded $1,233.0 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2017, representing an increase per basic share in the first nine months of 2018 of 0.4% (an increase of 2.7% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2018). During the first nine months of 2018 the number of basic shares decreased primarily as a result of repurchases of 135,318 subordinate voting shares for cancellation and net repurchases of 241,552 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2018 there were 27,374,203 common shares effectively outstanding.

	September 30, 2018			December 31, 2017
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	768.2	691.2	77.0	783.1	711.0	72.1
Non-insurance associates(2)	2,203.8	1,925.9	277.9	1,978.3	1,713.1	265.2
Recipe (formerly Cara)	604.1	583.5	20.6	486.3	519.5	(33.2)
Grivalia Properties	475.1	554.0	(78.9)	568.6	573.2	(4.6)
Thomas Cook India	762.9	908.1	(145.2)	996.6	449.7	546.9
Fairfax India	763.1	483.3	279.8	666.4	448.4	218.0
Fairfax Africa	424.2	363.8	60.4	460.2	291.6	168.6
	6,001.4	5,509.8	491.6	5,939.5	4,706.5	1,233.0

(1)
The carrying values of Recipe (formerly Cara), Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Thomas Cook India, Fairfax India, Fairfax Africa and Grivalia Properties.

On September 28, 2018 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2019, to acquire up to 2,612,802 subordinate voting shares, 601,588 Series C preferred shares, 398,361 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Comparative Quarterly Data (unaudited)

	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Income(1)	4,441.0	4,210.4	4,926.4	5,321.5	4,907.3	3,258.2	2,737.6	1,774.7
Net earnings (loss)	149.2	83.9	1,038.0	856.8	370.2	312.6	75.3	(704.2)
Net earnings (loss) attributable to shareholders of Fairfax	106.2	63.1	684.3	869.5	476.9	311.6	82.6	(701.5)
Net earnings (loss) per share	$3.46	1.88	$24.27	$30.87	$16.85	$13.04	$3.11	$(30.77)
Net earnings (loss) per diluted share	$3.34	1.82	$23.60	$30.06	$16.42	$12.67	$3.03	$(30.77)

(1)
Periods prior to 2018 have not been restated for the adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018 as described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.